Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DIGI INTERNATIONAL INC.,

NAMATH MERGER SUB, INC.,

OPENGEAR, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC, as
Representative

Dated as of November 7, 2019

EXHIBITS

Exhibit A	Form of Joinder Agreement
Exhibit B	Form of Payout Spreadsheet
Exhibit C	Sample Calculation of Working Capital
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Optionholder Acknowledgment
Exhibit F	Form of Escrow Agreement
Exhibit G	Accounting Principles
Exhibit H	Company Products

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 7, 2019, by and among (i) Digi International Inc., a Delaware corporation (“Buyer”), (ii) Namath Merger Sub, Inc., a Utah corporation (“Merger Sub”), (iii) Opengear, Inc., a Utah corporation (the “Company”), and (iv) Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Effective Time Holders (“Representative”).  Buyer, Merger Sub, the Company and Representative are referred to herein collectively as the “Parties” and each, individually, as a “Party.”

RECITALS

A.                                    Buyer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the URBCA (the “Merger”).  Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Buyer.

B.                                    The board of directors of the Company has (i) approved this Agreement, the Merger and the other transactions contemplated herein and in the Transaction Documents (collectively, the “Contemplated Transactions”), (ii) determined that this Agreement and the Contemplated Transactions are fair to, and in the best interests of, the Company and its shareholders and (iii) resolved to recommend that the Company’s shareholders approve this Agreement and the Contemplated Transactions.

C.                                    This Agreement and the Contemplated Transactions have been approved by the respective boards of directors of Buyer and Merger Sub.

D.                                    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Buyer and Merger Sub to enter into this Agreement, shareholders of the Company holding 90% of Company Common Stock and all of the Company Preferred Stock, are executing and delivering joinder agreements in the form of Exhibit A (each, a “Joinder Agreement” and collectively, the “Joinder Agreements”), pursuant to which, among other things, such holders will agree to vote in favor of the adoption of this Agreement and the Merger and to be bound by the provisions of this Agreement, including the provisions set forth in ARTICLE VII.

E.                                     As a condition and inducement to Buyer’s willingness to enter into this Agreement, each Key Employee is simultaneously entering into an employment arrangement, to be effective as of the Effective Time (the “Employment Arrangements”).

F.                                      As a condition and inducement to Buyer’s willingness to enter into this Agreement, each of the Effective Time Holders identified on Schedule I is simultaneously entering into a restrictive covenant agreement with the Company and Buyer, to be effective as of the Effective Time (collectively, the “Restrictive Covenant Agreements”).

G.                                    Pursuant to the Merger (and on the terms and subject to the conditions set forth in this Agreement), among other things, all of the issued and outstanding shares of Company Common Stock, Company Preferred Stock and all outstanding options to purchase shares of the

Company Stock shall be cancelled and, as and to the extent set forth in this Agreement, converted into the right to receive cash and other potential consideration as provided for herein.

AGREEMENT

Now, therefore, in consideration of the foregoing and the mutual covenants, agreements and understandings contained herein and intending to be legally bound, the Parties agree as follows:

ARTICLE I
DESCRIPTION OF THE TRANSACTIONS

Section 1.1                                                  Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the URBCA, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of Buyer.

Section 1.2                                                  Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the URBCA.

Section 1.3                                                  Effective Time.  On the Closing Date, subject to the provisions of this Agreement, the Parties will cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Division of Corporations and Commercial Code of the State of Utah in accordance with the terms and conditions of the URBCA, and will take such other actions as may be required by applicable Law to make the Merger effective as promptly as practicable. The Merger shall become effective at the time that the Articles of Merger are accepted for filing by the Division of Corporations and Commercial Code of the State of Utah or at such later date and time as is specified by Buyer and the Company in the Articles of Merger (the “Effective Time”).

Section 1.4                                                  Articles of Incorporation and Bylaws; Directors and Officers.  Unless otherwise determined by Buyer and the Company prior to the Effective Time:

(a)                                 the articles of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the articles of incorporation of the Merger Sub, except that the name of the Surviving Corporation shall be “Opengear, Inc.;”

(b)                                 the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Opengear, Inc.;” and

(c)                                  the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of the Merger Sub, who shall serve in such positions until their successors are duly elected or until their earlier death, resignation or removal.

Section 1.5                                                      Merger Consideration; Adjustments, Etc.  The Initial Merger Consideration shall be determined on an estimated basis at Closing pursuant to Section 1.7 below and then reconciled and adjusted after the Closing based on the Closing adjustment items set forth in Section 1.8 below. As used herein, the term “Merger Consideration” means: (a) the Initial Merger Consideration, at the Closing (including for purposes of calculating the Closing payments under Section 1.7(a)(i)) and at all times thereafter until the Final Merger Consideration is determined pursuant to Section 1.8; or (b) the Final Merger Consideration, at such time as the Final Merger Consideration is determined pursuant to Section 1.8 and Section 1.17 (with respect to any Earn-Out), and at all times thereafter.

Section 1.6                                                      Escrow.  Of the Initial Merger Consideration otherwise payable at the Closing, the Adjustment Escrow Amount and the General Escrow Amount shall be deposited by Buyer at the Closing into separate accounts (the “Escrow Accounts”) with the Escrow Agent, by wire transfer of immediately available funds, pursuant to the terms of the Escrow Agreement for the purpose of satisfying obligations of the Effective Time Holders. Each Effective Time Holder shall contribute to the Adjustment Escrow Amount and the General Escrow Amount in proportion to such Effective Time Holder’s Pro Rata Share.  The Adjustment Escrow Amount shall be held by the Escrow Agent to provide a means of payment in accordance with Section 1.8 and shall be released as described therein and in the Escrow Agreement.  The General Escrow Amount shall be held by the Escrow Agent to provide a means of payment in accordance with Section 1.8 (to the extent the Adjustment Escrow Amount is exhausted), ARTICLE VI and ARTICLE VII, and shall be retained until the date that is one Business Day following the 18-month anniversary of the Closing Date (subject to the resolution of any pending claims), or until earlier released in accordance with the Escrow Agreement.

Section 1.7                                                      Calculation and Payment of the Merger Consideration.

(a)                                 Estimated Statement.  At least three Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer and the Paying Agent a reasonably detailed statement (the “Estimated Statement”) in form and substance reasonably acceptable to Buyer containing:

(i)                                     the Company’s good faith estimate of: (A) the Working Capital as of immediately prior to the Closing (the “Estimated Working Capital”), (B) the aggregate amount of Indebtedness of the Acquired Companies as of immediately prior to the Closing (the “Estimated Indebtedness”), (C) the aggregate amount of Transaction Expenses (the “Estimated Transaction Expenses”), (D) the Cash as of immediately prior to Closing (the “Estimated Cash”), (E) the Company Taxes Payable (the “Estimated Company Taxes Payable”) and (F) the Company’s calculation of the Initial Merger Consideration, in each case, prepared in accordance with GAAP, the accounting policies, principles and procedures set forth on Exhibit G (the “Accounting Principles”) and the definitions set forth in this Agreement (with the terms of the Accounting Principles and this Agreement taking precedence if they are not in accordance with GAAP); and

(ii)                                  the Payout Spreadsheet.

The Estimated Statement and Payout Spreadsheet shall be based upon the records of the Company and other information then available and the Company shall provide Buyer and its representatives reasonable access during normal business hours and upon reasonable notice to the records of the Company and such information used to prepare the Estimated Statement and Payout Spreadsheet and its personnel to allow Buyer to verify the Estimated Statement and Payout Spreadsheet.  Each of the Company, Representative (on behalf of the Effective Time Holders),

Buyer and Merger Sub acknowledge and agree that each of them and the Paying Agent will have the right to rely on the Payout Spreadsheet as setting forth a true, complete and accurate listing of all amounts due to be paid by Buyer, Merger Sub and the Company at the Closing.  None of Buyer, Merger Sub, the Paying Agent or the Surviving Corporation will have any Liability with respect to the allocation of proceeds among the Effective Time Holders resulting from any payments made to such Persons pursuant to the Payout Spreadsheet. The Effective Time Holders, by approving this Agreement, irrevocably on behalf of all holders of Company Stock or Company Options, agree that all holders of Company Stock or Company Options will cooperate with the Representative, Buyer, the Surviving Corporation, the Paying Agent and the other holders of Company Stock and Company Options to ensure that each such Person receives its respective portion of any Merger Consideration that it is entitled to receive pursuant to the terms of this Agreement.

(b)                                 Payments at the Closing.  Subject to the terms of this Agreement, promptly after the Effective Time:

(i)                                     Buyer or the Surviving Corporation shall pay (or cause to be paid) the Estimated Indebtedness set forth in the Estimated Statement by wire transfer of immediately available funds to each of the applicable lenders for which a payoff letter is received pursuant to Section 2.3(i);

(ii)                                  Buyer or the Surviving Corporation shall pay (or cause to be paid) the Estimated Transaction Expenses set forth in the Estimated Statement by wire transfer of immediately available funds to each of the applicable vendors for which a final invoice is received at least two Business Days prior to the Closing Date;

(iii)                               Buyer or the Surviving Corporation shall deposit (or cause to be deposited) the Adjustment Escrow Amount and the General Escrow Amount, by wire transfer of immediately available funds, into escrow pursuant to the terms of the Escrow Agreement;

(iv)                              Buyer or the Surviving Corporation shall deposit (or cause to be deposited) the Representative Reserve, by wire transfer of immediately available funds, in accordance with Section 9.1(c); and

(v)                                 Buyer shall deposit (or cause to be deposited), in each case, based on the Initial Merger Consideration and as set forth in the Payout Spreadsheet:

(A)                               funds with the Paying Agent in an amount sufficient for the Paying Agent to pay, as and when contemplated by Section 1.12 below (and only upon receipt by the Company, the Paying Agent and Buyer, as applicable, of the deliveries contemplated in such section), to each holder of Company Stock (other than the Dissenting Shares or Cancelled Shares) an amount in cash equal to the product of (1) the number of (x) shares of Company Common Stock held by such holder immediately prior to the Effective Time plus (y) shares of Company Common Stock that the shares of Company Preferred Stock held by such holder immediately prior to the Effective Time are convertible into (which, in each case, for the avoidance of doubt, shall exclude any Dissenting Shares or Cancelled Shares) multiplied by (2) the Per-Share Merger Consideration (calculated as of the Closing Date, i.e. with Additional Merger Consideration and Earn-Out each deemed to be zero), as set forth on the Payout Spreadsheet, in each case by wire transfer of immediately available funds or by electronic check (ACH), as applicable, to the account designated by such holder in such holder’s letter of transmittal in the form of Exhibit D (each a “Letter of Transmittal”); and

(B)                               funds with the Surviving Corporation, for payment through payroll as and when contemplated by Section 1.10(a) below (and only upon receipt by the Company and Buyer of the deliveries contemplated in such section), in an amount sufficient to pay to each holder of Company Options such holder’s Option Consideration, as set forth on the Payout Spreadsheet (which payment will be net of any applicable withholding Taxes) to the account designated by such holder in such holder’s Optionholder Acknowledgement.

Section 1.8                                                      Post-Closing Adjustment.

(a)                                 Within 90 calendar days after the Closing Date, Buyer shall deliver to Representative a statement (the “Closing Statement”) setting forth in reasonable detail Buyer’s calculation of the following items (each a “Closing Item”):  (i) Working Capital of the Acquired Companies (as finally determined pursuant to this Section 1.8, the “Final Working Capital”), (ii) the aggregate amount of Indebtedness of the Acquired Companies as of immediately prior to the Closing (as finally determined pursuant to this Section 1.8, “Final Indebtedness”), (iii) the aggregate amount of Transaction Expenses (as finally determined pursuant to this Section 1.8, the “Final Transaction Expenses”), (iv) the Cash as of immediately prior to Closing (as finally determined pursuant to this Section 1.8, the “Final Cash”), (v) the Company Taxes Payable as of immediately prior to the Closing (as finally determined pursuant to this Section 1.8, the “Final Company Taxes Payable”) and (vi) the resulting calculation of the Final Merger Consideration.

(b)                                 Representative shall have 30 calendar days within which to review Buyer’s calculation of the Closing Items after Buyer’s delivery of the Closing Statement.  If Representative disputes any of the Closing Items, Representative shall notify Buyer in writing of its objection to such Closing Item within such 30-day period, together with a written description of the basis for and dollar amount of such disputed items, all in reasonable detail (a “Dispute Notice”).  The Closing Items, as set forth in the Closing Statement, shall become final, conclusive and binding on the Parties unless Representative delivers to Buyer a Dispute Notice within such 30-day period.  If Representative timely delivers a Dispute Notice, any amounts on the Closing Statement not objected to by Representative in the Dispute Notice shall be final, conclusive and binding on the Parties.  Buyer and Representative shall, within 45 calendar days following Buyer’s receipt of any Dispute Notice (the “Resolution Period”), attempt to resolve in writing their differences with respect to the matters set forth in the Dispute Notice and any such resolution shall be final, binding and conclusive.  If, at the conclusion of the Resolution Period, any amounts remain in dispute, then such items remaining in dispute shall be submitted to and shall be resolved by Deloitte LLP (the “Dispute Firm”).  The Dispute Firm shall be mutually engaged by Buyer and Representative and shall review (acting as experts and not as arbitrators for the purposes of such review) and determine only those issues set forth in the Dispute Notice that remain in dispute and shall determine a value for any such disputed item, in accordance with the provisions and definitions contained in this Agreement, the Accounting Principles and GAAP, which is equal to or between the final values proposed by Buyer and Representative and their respective submissions.  The Parties shall request that the Dispute Firm make a decision with respect to all disputed items within 30 calendar days after the submissions of the Parties, as provided above, and in any event as promptly as practicable. Buyer and Representative will cause the Dispute Firm to deliver a written report containing its calculation of the disputed items and a written explanation in reasonable detail of each required adjustment to the Closing Items, including the basis for those adjustments as related to the provisions and definitions contained in this Agreement, the Accounting Principles and GAAP. The Dispute Firm’s determination shall be based solely on the relevant work papers and books and records relating to the Company and the written information provided by Buyer and Representative which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review) and the Dispute Firm shall not conduct additional discovery in any form. Copies of any materials and information provided by a Party to the Dispute Firm will be concurrently provided to the other Parties. The decision of the Dispute Firm shall be final and binding on all Parties, and the Closing Items, as determined by the Dispute Firm, shall constitute the final and binding Closing Items for purposes of determining the Merger Consideration, absent manifest error. The decision rendered pursuant to this Section 1.8(b) may be filed as a judgment in any court of competent jurisdiction. Any Party (in the case of the Representative, at the Effective Time Holders’ expense) may seek specific enforcement or take other necessary legal action to enforce any decision made by the Dispute Firm. The other Party’s only defense to such a request for specific enforcement or other legal action shall be fraud by or upon the Dispute Firm. Absent such fraud, such other Party (in the case of the Representative, solely on behalf of the Effective Time Holders) shall reimburse the Party seeking enforcement for its expenses related to such enforcement.

(c)                                  The reasonable fees and expenses of the Dispute Firm relating to the work, if any, to be performed by the Dispute Firm will be allocated to Representative (solely on behalf of the Effective Time Holders), on the one hand, or Buyer, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Dispute Firm.  Buyer and Representative shall promptly execute any reasonable engagement letter requested by the Dispute Firm and shall each cooperate fully with the Dispute Firm so as to enable it to make any requested determinations as quickly and as accurately as practicable.

(d)                                 During the 30 calendar day period from and after Representative’s receipt of the Closing Statement, Representative and its representatives shall be permitted reasonable access during normal business hours to review the Acquired Companies’ books and records related to Buyer’s preparation of the Closing Statement.  Representative and its representatives may make inquiries of Buyer, the Acquired Companies and their respective accountants regarding questions concerning, or disagreements with, the Closing Statement arising in their review thereof, and Buyer shall use its, or shall cause the Acquired Companies to use their, commercially reasonable efforts to cause any such accountants to cooperate with and respond to such inquiries.  From and after Buyer’s receipt of a Dispute Notice until the end of the Resolution Period or, if earlier, such time as the Closing Items are finally determined pursuant to this Section 1.8, Buyer and its representatives shall be permitted reasonable access during normal business hours to review Representative’s books and records relating to the Dispute Notice and the Closing Statement.  Buyer and its representatives may make inquiries of Representative and its accountants regarding questions concerning, or disagreements with, the Dispute Notice arising in their review thereof, and Representative shall use its commercially reasonable efforts to cause such accountants to cooperate with and respond to such inquiries.

(e)                                  If the Final Merger Consideration as determined by this Section 1.8 exceeds the Initial Merger Consideration (such excess amount, if any, the “Excess Amount”), then Buyer shall, or shall cause the Acquired Companies to, within five calendar days after the Final Merger Consideration is finally determined pursuant to this Section 1.8, deliver to the Paying Agent, with respect to payments in respect of Company Stock, and the Surviving Corporation, with respect to payments in respect of Cash-Out Options, sufficient funds to pay to each Effective Time Holder, by wire transfer of immediately available funds or by electronic check (ACH), as applicable, to the account designated by such Effective Time Holder, an aggregate amount equal to such Effective Time Holder’s Pro Rata Share multiplied by the Excess Amount (it being understood that payments in respect of Cash-Out Options will be made in accordance with the Surviving Corporation’s normal payroll practices).  If the Final Merger Consideration as determined by this Section 1.8 is less than the Initial Merger Consideration (such shortfall amount, if any, the “Shortfall Amount”), then Buyer and Representative shall cause to be delivered to the Escrow Agent a joint written statement directing the Escrow Agent to release from the Adjustment Escrow Amount and, to the extent the Shortfall Amount exceeds the Adjustment Escrow Amount, from the General Escrow Amount, an amount equal to the Shortfall Amount, in each case within five calendar days after the Final Merger Consideration is finally determined pursuant to this Section 1.8.  If there is an Excess Amount, or if the Shortfall Amount is less than the Adjustment Escrow Amount, then Buyer and Representative shall cause to be delivered a joint written statement directing the Escrow Agent to release to the Effective Time Holders, in accordance with their Pro Rata Shares, within five calendar days after the Final Merger Consideration is finally determined pursuant to this Section 1.8, as applicable (i) if there is an Excess Amount, then the Adjustment Escrow Amount, or (ii) if there is a Shortfall Amount, then the Adjustment Escrow Amount remaining after payment of the Shortfall Amount to Buyer (it being understood that payments in respect of Cash-Out Options may be released to the Surviving Corporation and paid in accordance with the Surviving Corporation’s normal payroll practices).

Section 1.9                                                      Conversion of Shares.

(a)                                       Conversion. Subject to Section 1.13, at the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, Merger Sub, the Company or any shareholder of the Company, each share of Company Stock outstanding immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist or have any rights except for the right to receive from Buyer, following the surrender of the certificate that represented such share of Company Stock immediately prior to the Effective Time in accordance with Section 1.12, the following consideration:

(i)                                     each share of Company Stock owned by Buyer, Merger Sub, the Company or any direct or indirect wholly owned subsidiary of Buyer, Merger Sub or the Company immediately prior to the Effective Time, if any, shall, by virtue of the Merger, be cancelled without payment of any consideration with respect thereto the (“Cancelled Shares”);

(ii)                                  each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount per share equal to the Common Stock Equivalent Shares with respect to that share of Series B Preferred Stock multiplied by the Per-Share Merger Consideration;

(iii)                               each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount per share equal to the Common Stock Equivalent Shares with respect to that share of Series A Preferred Stock multiplied by the Per-Share Merger Consideration;

(iv)                              each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per-Share Merger Consideration; and

(v)                                 each share of the common stock, par value $0.0001 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid, non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b)                                 Rounding. The amount of cash, if any, that each shareholder of the Company is entitled to receive for the shares of Company Stock held by such shareholder shall be rounded to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable for all shares of Company Stock held by such shareholder, in each case as set forth on the Payout Spreadsheet.

Section 1.10                                               Treatment of Stock Options.

(a)                                 Exercise or Cancellation of Options.  Company Options shall not be continued, assumed, or substituted for by the Surviving Corporation or Buyer.  At least 30 calendar days prior to the Closing, the Company shall provide a notice to the holders of Company Options, in form and substance reasonably acceptable to Buyer, apprising them that all Company Options that are unexercised as of immediately prior to the Effective Time, are cancelled at the Effective Time and requesting that the holders thereof execute and deliver to the Company either an Optionholder Acknowledgment in the form attached hereto as Exhibit E (an “Optionholder Acknowledgment”) or execute and deliver an exercise notice for such Company Option, along with any amounts due in connection with such exercise.

(b)                                 Option Payment. Immediately prior to the Effective Time, any portion of any Company Option that is unvested shall, as to the portion that would vest as of December 31, 2019, vest in full, any remaining unvested Company Option shall be canceled, and each then-outstanding Company Option shall be cancelled as follows:

(i)                                     In the case of a Company Option having a per-share exercise price less than the Per-Share Merger Consideration (calculated as of the Closing Date) for the Company Common Stock and related to which Buyer receives a duly executed Optionholder Acknowledgment (each a “Cash-Out Option”), such Company Option shall, to the extent then exercisable, be cancelled in exchange for the right to receive from the Surviving Corporation (A) for each share of Company Common Stock issuable pursuant to the Company Option, an amount (subject to any applicable withholding Tax) in cash equal to the product of (1) the number of shares of Company Common Stock issuable pursuant to such Company Option and (2) the amount by which the Per-Share Merger Consideration (calculated as of the Closing Date) exceeds the per-share exercise price of such Company Option and (B) such additional amounts as may be payable as Additional Merger Consideration or Earn-Out; or

(ii)                                  In the case of (A) any Company Option having a per-share exercise price equal to or greater than the Per-Share Merger Consideration (calculated as of the Closing Date) or (B) any Company Option related to which no duly executed Optionholder Acknowledgment has been received by Buyer, such Company Option shall be cancelled without the payment of cash or issuance of other securities in respect thereof.

(c)                            The aggregate amount paid or payable in respect of the cancellation of the Company Options as set forth in Section 1.10(b) is referred to herein as the “Option Consideration,” which shall be subject to any applicable withholding Tax and paid through the Surviving Corporation’s payroll system.  Notwithstanding anything to the contrary contained herein, where this Agreement provides for Buyer to deposit any amount with the Surviving Corporation for further distribution to the holders of Company Options, Buyer need not deposit such amount to the extent that the readily available cash of the Surviving Corporation is otherwise sufficient to fund such payments and the related withholding Taxes or Buyer makes alternative arrangements for the payment of the amounts due to holders of Company Options.

(d)                           Company and Board Actions.  Prior to the Effective Time, the Company or its board of directors, as applicable, shall adopt any resolutions and take any actions (including obtaining any consents) that may be necessary to effectuate the provisions of this Section 1.10.

Section 1.11                                               Closing of the Company’s Transfer Books.  At the Effective Time, holders of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of such Company Stock outstanding immediately prior to the Effective Time.  No further transfer of any such shares of the Company Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of the Company Stock (a “Company Stock Certificate”), or other documentary evidence, reasonably satisfactory to Buyer, that legal and beneficial ownership of Company Stock is vested in the holder thereof, is presented to the Surviving Corporation or Buyer, such Company Stock shall be cancelled and shall be exchanged as provided in Section 1.12.

Section 1.12                                               Surrender and Payment.  If a holder of Company Stock surrenders their Company Stock Certificates or other documentary evidence, reasonably satisfactory to Buyer, that legal and beneficial ownership of Company Stock is vested in the holder thereof, together with a completed Letter of Transmittal and any other documents as may be reasonably required by the Paying Agent, in accordance with the instructions set forth therein, at least two Business Days prior to the Closing Date and such holder is the record holder as of the Closing Date, then Buyer shall direct the Paying Agent to pay to the holder of such Company Stock, promptly after the Effective Time, an amount in accordance with Section 1.7.  At or as soon as practicable after the execution of this Agreement (and in any event within five Business Days following the execution of this Agreement), the Company will send to the holders of Company Stock: (i) a Letter of Transmittal and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for payment of the Per-Share Merger Consideration relating thereto; provided that the Company shall afford Buyer a reasonable opportunity, and in any event not less than five days, to review and comment upon such documents and shall incorporate Buyer’s comments thereto prior to distribution.  If a holder of Company Stock surrenders their Company Stock Certificates, or provides other documentary evidence, reasonably satisfactory to Buyer, that legal and beneficial ownership of Company Stock is vested in the holder thereof, together with a completed Letter of Transmittal any time after two Business Days prior to the Closing Date and such holder is the record holder as of the Closing Date, then the holder of such Company Stock shall be paid as soon as reasonably practical thereafter. Upon surrender of a Company Stock Certificate for exchange in accordance with the Letter of Transmittal (or upon the submission of other documentary evidence, reasonably satisfactory to Buyer, that legal and beneficial ownership of Company Stock is vested in the holder thereof), together with a duly executed Letter of Transmittal and such other documents as may be reasonably required by Buyer or the Paying Agent, at or after the Effective Time the holder of such Company Stock shall be entitled to receive in exchange therefor payment of an amount equal to the Per-Share Merger Consideration multiplied by the number of Common Stock Equivalent Shares so surrendered. Until surrendered as contemplated by this Section 1.12, each share of Company Stock shall be deemed, from and after the Effective Time, to represent only the right to receive upon such surrender the Per-Share Merger Consideration applicable thereto and no interest will be paid or accrued for the benefit of such holder on the Merger Consideration payable upon the surrender of such Company Stock. If any Company Stock Certificate shall have been lost, stolen or destroyed, Buyer or the Paying Agent may, in its discretion and as a condition precedent to the payment of the applicable portion of Merger Consideration, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit, in form and substance reasonably acceptable to Buyer and the Paying Agent, and to post a bond in customary amount as Buyer or the Paying Agent may reasonably require, each of which provides for indemnity by such owner against any claim that may be made against Buyer, the Paying Agent or the Surviving Corporation with respect to such Company Stock Certificate.  None of Buyer, the Company, Merger Sub, the Paying Agent or the Surviving Corporation shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration that remains undistributed to the holders of Company Stock as of the second anniversary of the Closing (or immediately prior to such earlier date on which any portion of the Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law be delivered by the Paying Agent to, and shall become the property of, the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.13                                               Dissenting Shares.

(a)                                 The Company shall, as promptly as reasonably practicable after the date hereof, mail or deliver to each holder of Company Stock entitled to receive it, a letter from the Company providing such Persons with (i) a brief information statement regarding the Company and the Contemplated Transactions, (ii) the notification required by Section 704 of the URBCA with respect to the Shareholder Written Consent, and (iii) notice in the manner contemplated in Section 1322 of the URBCA of such Person’s right to dissent to the Merger pursuant Section 1302 of the URBCA.  The Company shall afford Buyer a reasonable opportunity, and in any event not less than five days, to review and comment upon the documents described in this Section 1.13(a) and shall incorporate Buyer’s comments thereto.

(b)                                 Notwithstanding any other provision of this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who (i) demand that the Company purchase such shares at their fair market value in accordance with Section 1323 of the URBCA and (ii) do not otherwise fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the URBCA and have not effectively withdrawn, lost or failed to perfect such dissenters’ rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive a portion of the Merger Consideration. Such shareholders instead shall be solely entitled to receive payment from the Surviving Corporation of the appraised value of such Dissenting Shares as agreed upon or determined in accordance with the provisions of Part 13 of the URBCA, unless and until the holder of any such Company Stock shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the URBCA, as provided in Section 1.13(c).  From and after the Effective Time, no shareholder who has demanded appraisal rights shall be entitled to any rights with respect thereto, except as provided in Part 13 of the URBCA.  The Company shall give Buyer prompt notice of any demands for appraisal received by the Company, any attempted withdrawals of such demands and any other instruments relating to dissenters’ rights under the URBCA, in each case, received by the Company prior to the Closing. Buyer shall have the opportunity and the right to direct all negotiations and Proceedings with respect to such demands. Prior to the Closing, the Company shall not, without the prior written consent of Buyer, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand.

(c)                                  Notwithstanding the provisions of Section 1.13(b), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his, her or its dissenters’ rights, then, as of the Effective Time, such holder’s shares of Company Stock shall automatically be deemed to have been cancelled and retired and been converted into and represent only the right to receive the consideration for Company Stock to which such shareholder would otherwise be entitled under Section 1.7, without interest thereon, upon surrender of the certificate representing such shares and a completed Letter of Transmittal in accordance with Section 1.12.

Section 1.14                                               Closing of Transactions.  The closing of the Contemplated Transactions (the “Closing”) shall take place by conference call and by exchange of signature pages by email or fax at 9:00 a.m. Central Time on the date that is the later of (a) the third Business Day following the satisfaction or written waiver of all of the closing conditions set forth in Section 2.1, Section 2.2 and Section 2.3 (other than conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), and (b) the earlier of (i) a date during the Marketing Period to be specified by Buyer on no fewer than three Business Days’ notice to the Company and (ii) the third Business Day following the final day of the Marketing Period (subject, in the case of each of subclauses (i) and (ii) of this clause (b), to the satisfaction or written waiver of all of the closing conditions set forth in Section 2.1, Section 2.2 and Section 2.3 (other than conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or such other time or date as is mutually agreeable to the Company and Buyer.  The date of the Closing is referred to herein as the “Closing Date,” and the Closing shall be deemed effective as of the Effective Time.

Section 1.15                                               Withholding.  Buyer and the Surviving Corporation shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to each payee such amounts required to be deducted and withheld with respect to the making of such payment under the Code and Treasury Regulations or other applicable Law. To the extent that amounts are so withheld by the Surviving Corporation or Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such payee in respect of which such withholding was made by the Surviving Corporation or Buyer.

Section 1.16     Income Tax Treatment.  The Parties agree that for U.S. federal Income Tax purposes (and for purposes of any comparable provisions of state, local or foreign Law): (a) the payment of the Per-Share Merger Consideration by Buyer to each holder of Company Stock shall be treated as a taxable sale of such Company Stock (as received by each such holder) to be governed by Section 1001 of the Code; and (b) the payment of the Option Consideration by Buyer to the holders of Company Options (in addition to any other payments by Buyer to the holders of Company Options with respect to such holders’ Company Options, as expressly contemplated herein) shall be treated as a payment of the Option Consideration by the Company to the holders of the Company Options (as received by each such holder), as a transaction governed by Section 83 of the Code.

Section 1.17                                               Earn-Out Payments.

(a)                           Generally.  In addition to the consideration payable in connection with the Closing, Buyer shall pay, or cause to be paid, to the Effective Time Holders contingent earn-out payments (the “Earn-Out”) of up to an aggregate of $15 million, relating to the Consolidated Revenue from the sale of Company Products during calendar years 2019 and 2020.  The Earn-Out shall be calculated, determined and paid in accordance with this Section 1.17.

(b)                           Calculation.

(i)                                     If Consolidated Revenue from the sale of Company Products is greater than or equal to $59.7 million (the “2019 Revenue Threshold”) for the 12-month period ending December 31, 2019 (the “2019 Earn-Out Period”), the 2019 Earn-Out shall be an amount equal to (x) the amount by which Consolidated Revenue for the 2019 Earn-Out Period exceeds the 2019 Revenue Threshold, multiplied by (y) $3.43642612, up to a maximum payment of $5 million the (“2019 Earn-Out”).

(ii)                                  If the Consolidated Revenue from the sale of Company Products is greater than or equal to $69.635 million (the “2020 Revenue Threshold”) for the 12-month period ending December 31, 2020 (the “2020 Earn-Out Period”), the 2020 Earn-Out shall be an amount equal to (x) the amount by which Consolidated Revenue for the 2020 Earn-Out Period exceeds the 2020 Revenue Threshold, multiplied by (y) $2.72851296, up to a maximum payment of $10 million (the “2020 Earn-Out”).

(iii)                               In no event will (A) the 2019 Earn-Out exceed $5 million, (B) the 2020 Earn-Out exceed $10 million or (C) the total Earn-Out exceed $15 million.

(c)                            Earn-Out Statements.  Buyer shall deliver to the Representative, within 60 days after the end of each of the 2019 Earn-Out Period and the 2020 Earn-Out Period, (i) Buyer’s internally prepared income statement for the Company Products during the applicable period and (ii) a statement setting forth the calculation, in reasonable detail, of the applicable Earn-Out amount (each, an “Earn-Out Statement”).

(d)                           Objections; Payment.  Each Earn-Out Statement and the amounts therein will become final and binding upon the Parties and Effective Time Holders 30 days after Buyer delivers the Earn-Out Statement to the Representative, unless the Representative gives Buyer a letter (a “Disagreement Letter”) setting forth with specificity those items with which Representative disagrees and the reasons for each such disagreement.  From the Closing Date until the final determination of the 2020 Earn-Out, Buyer and its Affiliates shall prepare and preserve all books and records necessary for the determination of the Earn-Out.  Buyer and its Affiliates shall permit the Representative (or a Person appointed by the Representative) during such period, upon seven days’ prior written notice and during regular business hours of Buyer, to review at Buyer’s corporate offices, or another mutually acceptable location, such books and records including all work papers used by Buyer and its Affiliates in the determination of the Earn-Out.  The Parties shall promptly seek to reconcile any such disagreement set forth in the Disagreement Letter; if the Parties fail to reach an agreement within 30 days after receipt by the Buyer of the Disagreement Letter, then such disagreement shall be finally settled in accordance with the procedures described in Sections 1.8(b) and (c), mutatis mutandis.  Each of the 2019 Earn-Out and the 2020 Earn-Out payments shall be deposited with the Paying Agent (or the Surviving Corporation in respect of payments related to Company Options) by Buyer, within five Business Days after the Earn-Out Statement and the amounts included thereon are final, for further payment to the Effective Time Holders in accordance with their Pro Rata Shares (provided that holders of Company Options shall be paid through the normal payroll procedures of the Acquired Companies).

(e)                            Acknowledgment.  The Parties acknowledge that the payment of any Earn-Out is speculative and subject to, among other things, the future performance of Buyer and the Acquired Companies and general economic conditions, which cannot be predicted with accuracy.  Accordingly, the Parties make no representations, warranties, covenants or guaranties as to future performance or the likelihood of any payments pursuant to this Section 1.17.

(f)                             Operation of the Acquired Companies.  From the Closing until the end of the 2020 Earn-Out Period, Buyer and its Affiliates shall (i) operate the business of the Acquired Companies in accordance and consistent with Buyer’s historical practices, standard policies, procedures and terms of business and (ii) not take any actions with the primary intent of avoiding making any payments pursuant to this Section 1.17.  For the avoidance of doubt, the Earn-Out payment shall be determined solely on the basis of the Consolidated Revenues derived from the sale of Company Products and shall not include the revenues of any other lines of business that are operated or acquired by Buyer or its Affiliates after the date hereof.

(g)                            No Employment Condition.  For the avoidance of doubt, payment of the Earn-Out pursuant to this Section 1.17 is not conditioned on the employment of any Effective Time Holder or any of their Affiliates or of Key Employees with Buyer or an Acquired Company or any of their Affiliates after Closing.

ARTICLE II
CLOSING CONDITIONS

Section 2.1                                                      Conditions to the Obligations of All Parties.  The obligations of the Parties to consummate the Contemplated Transactions are subject to the satisfaction (or waiver by Buyer and the Company, where permissible) on or prior to the Closing Date of the following conditions (other than conditions which by their nature will be satisfied at the Closing, but subject to the satisfaction of those conditions):

(a)                                 Shareholder Written Consent.  The Company and Buyer shall have received a duly executed Shareholder Written Consent no later than 11:59 p.m. Central Time on the day after the date of this Agreement.

(b)                                 No Proceeding.  At the Closing Date, no Proceeding shall be pending or threatened seeking, or the effect of which is, to restrain, materially delay, restructure, enjoin or prevent the consummation of the Contemplated Transactions or to obtain damages or other relief by reason of such consummation and no written notice shall have been received by any Party from a Governmental Entity indicating an intent to restrain, enjoin, materially delay, restructure or otherwise prohibit the consummation of the Contemplated Transactions.

(c)                                  No Order.  No Order (whether temporary, preliminary or permanent) shall be pending or threatened or shall have been entered by any Governmental Entity of competent jurisdiction that prohibits, restrains, materially delays, restructures, enjoins or restricts the consummation of the Contemplated Transactions.

(d)                                 HSR Approval.  The waiting period (and any extension thereof) applicable to the consummation of the Contemplated Transactions under the HSR Act shall have expired or been terminated (the “HSR Approval”).

(e)                                  Escrow Agreement.  The Escrow Agent shall have delivered a counterpart to the escrow agreement among Buyer, Representative and the Escrow Agent, in the form attached hereto as Exhibit F (the “Escrow Agreement”), duly executed by the Escrow Agent.

(f)                                   Prohibitive Law. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or otherwise makes illegal the consummation of the Contemplated Transactions.

Section 2.2                                                      Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Contemplated Transactions is subject to the satisfaction (or waiver by the Company, to the extent permitted by applicable Law) on or prior to the Closing Date of the following conditions (other than conditions which by their nature will be satisfied at the Closing, but subject to the satisfaction of those conditions):

(a)                                 Representations and Warranties.  All of the representations and warranties of Buyer and Merger Sub contained in this Agreement shall be true and correct in all material respects on the date hereof and on and as of the Closing Date (other than the representations and warranties which by their express terms are as of a specified date, which shall be true and correct as of such date) as if such representations and warranties were made on and as of that date, except that those representations and warranties that are qualified by materiality, material adverse effect, or any similar phrase shall be true and correct in all respects as written.

(b)                                 Compliance with Agreement.  Each of Buyer and Merger Sub shall have performed and complied in all material respects with all of its obligations and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer’s Certificate.  The Company shall have received a certificate executed and delivered by an officer of Buyer, in his or her capacity as such, dated as of the Closing Date, stating therein that the conditions set forth in Section 2.2(a) and (b) have been satisfied.

(d)                                 Escrow Agreement.  Buyer shall have delivered to the Company a counterpart to the Escrow Agreement, duly executed by Buyer.

Section 2.3                                                      Conditions to the Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to consummate the Contemplated Transactions are subject to the satisfaction (or written waiver by Buyer, to the extent permitted by applicable Law) on or prior to the Closing Date of the following conditions (other than conditions which by their nature will be satisfied at the Closing, but subject to the satisfaction of those conditions):

(a)                                 Representations and Warranties.  All of the representations and warranties of the Company (i) contained in the Fundamental Representations shall be true and correct in all respects on the date hereof and on and as of the Closing Date (other than the representations and warranties which by their express terms are as of a specified date, which shall be true and correct as of such date) as if such representations and warranties were made on and as of that date and (ii) contained in this Agreement (other than those described in the immediately preceding clause (i)) shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality, Material Adverse Effect or similar qualifications) or in all material respects (in the case of any representation or warranty not qualified by materiality, Material Adverse Effect or similar qualifications) on the date hereof and on and as of the Closing Date (other than the representations and warranties which by their express terms are as of a specified date, which shall be true and correct as of such date) as if such representations and warranties were made on and as of that date.

(b)                                 Compliance with Agreement.  The Company shall have performed and complied in all material respects with all of the obligations and covenants under this Agreement to be performed or complied with by such Person on or prior to the Closing Date.

(c)                                  No Material Adverse Effect.  No fact, event, occurrence or circumstance shall have occurred since the date hereof that, individually or in the aggregate, with or without the passage of time, has had or is reasonably likely to result in a Material Adverse Effect.

(d)                                 Officer’s Certificate.  Buyer shall have received a certificate executed and delivered by a senior executive officer of the Company, in his or her capacity as such, dated as of the Closing Date, stating therein that the conditions set forth in Section 2.3(a), Section 2.3(b), and Section 2.3(c) have been satisfied.

(e)                                  Certificates and Board Consent.  The Company shall have delivered to Buyer a duly executed certificate of the secretary of the Company, certifying that attached thereto are true and correct copies of (i) the certificate or articles of incorporation (or equivalent document) of each Acquired Company issued by the Secretary of State or equivalent in the jurisdiction in which such Acquired Company was formed, (ii) the bylaws (or equivalent document) of each Acquired Company, (iii) a list of the officers and directors of each Acquired Company immediately prior to the Closing Date and (iv) written resolutions duly adopted by the board of directors of the Company in accordance with the provisions and requirements set forth in the

Company Charter and the Company’s bylaws approving this Agreement, the Contemplated Transactions and the performance of the Company in respect thereof and certifying that such resolutions have not been amended or modified in any respect and remain in full force and effect as of the Closing Date.

(f)                                   Escrow Agreement.  The Company shall have delivered to Buyer a counterpart to the Escrow Agreement, duly executed by Representative.

(g)                                  Consents.  Buyer shall have received the Consents set forth on Schedule 2.3(g), and the Company shall have made the Filings set forth on Schedule 2.3(g).

(h)                                 Joinder Agreements and Letters of Transmittal. Buyer shall have received (i) Joinder Agreements duly executed by Effective Time Holders holding 95% of the outstanding Company Common Stock and all of the Company Preferred Stock and (ii) Letters of Transmittal duly executed by Effective Time Holders holding 95% of the outstanding Company Common Stock and all of the Company Preferred Stock.

(i)                                     Liens.  The Company shall have delivered to Buyer payoff letters and evidence of Lien releases, in form and substance reasonably satisfactory to Buyer, from each lender to any Acquired Company evidencing the aggregate amount of Indebtedness and an agreement that, upon payment of such amount on the Closing Date, such Indebtedness will be paid in full and all Liens relating to the assets and properties of the Acquired Companies as well as any Liens related to the Equity Interests of the Acquired Companies will be released.

(j)                                    Employment Arrangements and Restrictive Covenant Agreements.  The Employment Arrangements shall not have been breached or repudiated by any Key Employee and no Restrictive Covenant Agreement shall have been breached or repudiated by the Company or any Effective Time Holder party thereto.

(k)                                 Options.  All Company Options shall have been cancelled, effective immediately prior to the Closing.

(l)                                     Resignations.  The Company shall have delivered to Buyer written resignations of the directors of each Acquired Company and those certain officers of the Acquired Companies set forth on Schedule 2.3(l).

(m)                             FIRPTA Certification. The Company shall have delivered to Buyer a statement dated as of the Closing Date and duly executed under penalties of perjury by an officer of the Company, meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3), to the effect that the Company Stock is not and has not been United States real property interests within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations promulgated thereunder.

(n)                                 D&O Tail Policy.  The Company shall have delivered to Buyer evidence, reasonably satisfactory to Buyer, of the Company’s procurement of the D&O Tail Policy.

(o)                                 Books and Records.  The Acquired Companies shall have delivered all of their books and records, to the extent not maintained at any of the Leased Real Property.

(p)                                 Terminations.  The Acquired Companies shall have delivered evidence, reasonably satisfactory to Buyer, of the termination of the Company Option Plan, each of the Contracts and Employee Benefit Plans identified on Schedule 2.3(p), and all Contracts between or among any Acquired Company and any Effective Time Holder or its Affiliates.

(q)                                 Landlord Agreements.  The Acquired Companies shall have delivered, with respect to each Leased Real Property, duly executed estoppel certificates and subordination, non-disturbance and attornment agreements, reasonably satisfactory to Buyer.

(r)                                    Amendments.  The Acquired Companies shall have delivered evidence, reasonably satisfactory to Buyer, that the Contracts identified on Schedule 2.3(r) have been amended in accordance with the requirements set forth in such schedule.

ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING
THE ACQUIRED COMPANIES

As a material inducement to Buyer and Merger Sub to enter into this Agreement and to consummate the Contemplated Transactions, except as explicitly set forth in the corresponding Schedules, the Company hereby represents and warrants to Buyer and Merger Sub as follows as of the date hereof and as of the Closing:

Section 3.1                                                      Organization; Authorization.

(a)                                 Each Acquired Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used.  Each Acquired Company is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction set forth on Schedule 3.1.  Each Acquired Company is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification or license necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, result in or be reasonably expected to result in a Material Adverse Effect. The Company has provided to Buyer true and complete copies of the certificate or articles of incorporation, bylaws and other organizational documents of each Acquired Companies as currently in effect (including all amendments made thereto at any time on or before the date hereof) and no Acquired Company is in default under or in violation of any provision thereunder.

(b)                                 The execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which the Company is to be a party and the consummation by the Company of the Contemplated Transactions are within the Company’s powers and, except for the Shareholder Written Consent, have been duly authorized by all necessary action on the part of the Company. This Agreement has been, and each Transaction Document to which the Company is to be a party will, when executed by the Company, have been, duly executed and delivered by the Company and, assuming that this Agreement and the Transaction Documents are valid and binding obligations of the other Parties, this Agreement constitutes and the other Transaction Documents will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, reorganization, insolvency and other similar Law affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or an action at law).

(c)                                  The Company’s board of directors has (i)  determined that this Agreement, the Transaction Documents to which the Company is to be a party and the consummation by the Company of the Contemplated Transactions are fair to the shareholders of the Company, (ii) approved and adopted this Agreement, the Transaction Documents to which the Company is to be a party and the consummation by the Company of the Contemplated Transactions, (iii) resolved to recommend approval and adoption of this Agreement and the Merger by its shareholders and (iv) directed that this Agreement and the Merger be submitted to the shareholders of the Company for their written consent on the date hereof (the “Shareholder Written Consent”). The only votes or consents required to approve this Agreement by the Company’s shareholders under the URBCA (and any other applicable Law) and the Company Charter are set forth on Schedule 3.1(c).  Other than as set forth in this Section 3.1(c), no other Proceedings or actions on the part of the Company or the Effective Time Holders are necessary to approve and authorize the execution and delivery of this Agreement and the Transaction Documents to which the Company is to be a party and the consummation by the Company of the Contemplated Transactions.

Section 3.2                                                      Noncontravention.  Except for the filing required pursuant to the HSR Act, the filing of the Articles of Merger or as set forth in Schedule 3.2, the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Contemplated Transactions by the Company and the Acquired Companies do not and shall not:

(a)                                 (i) conflict with or result in a violation or breach of, or constitute a default, or loss of a material benefit under, any of the material terms, conditions, or provisions of any Lease or Contract to which any Acquired Company is a party or by which any Acquired Company’s assets are bound or affected, (ii) require any Consent of or notification to any third party pursuant to the terms of any Lease or Contract to which an Acquired Company is a party or by which any Acquired Company’s assets are bound or affected, or (iii) give any third party the right to modify, terminate, cancel or accelerate any obligation under any Lease or Contract to which any Acquired Company is a party or by which any Acquired Company’s assets are bound or affected;

(b)                                 result in the creation of any Lien upon the Company Stock, any other Equity Interests or any assets owned or used by any Acquired Company;

(c)                                  violate any applicable Law or conflict with or result in the breach of any Order to which any Acquired Company, or any of the assets owned or used by any Acquired Company, may be subject;

(d)                                 require any Consent of or Filing with any Governmental Entity; or

(e)                                  require any Consent of any other Person under or pursuant to, the provisions of the Acquired Companies’ charters, bylaws, or any other organizational documents to which the Acquired Companies are bound or subject.

Section 3.3                                                      Capitalization; Subsidiaries.

(a)                                 Schedule 3.3(a) sets forth the number of authorized, issued and outstanding shares of Company Common Stock, Company Preferred Stock and Company Options and any other Equity Interests of each Acquired Company, the names of the record and beneficial owners thereof, the number of Equity Interests held by each such owner and, with respect to the Company Options, the applicable exercise price, vesting schedule and expiration dates thereof.  Except as set forth on Schedule 3.3(a): (i) all of the issued Equity Interests of each Acquired Company were duly authorized and validly issued, are fully paid and non-assessable, (ii) no Equity Interests were offered, sold or issued in violation of any applicable Law and (iii) the Equity Interests of each Acquired Company are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or any other third party rights created by Law, the organizational documents of any Acquired Company or any Contract to which any Acquired Company is a party or by which any Acquired Company is bound.  The Company owns of record and beneficially 100% of the Equity Interests of each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens).  Except as set forth on Schedule 3.3(a), there are no outstanding or authorized options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights or other similar rights to which any Acquired Company is a party or which are binding upon such Acquired Company providing for the issuance, grant, disposition, transfer or acquisition of any Equity Interests of such Acquired Company (other than this Agreement).  There are no outstanding or authorized stock appreciation, phantom stock, profits interests or similar rights with respect to any Acquired Company.  No Acquired Company currently has any accrued but unpaid dividends or obligations to pay any dividend or distribution.  No Equity Interests of any Acquired Company are held in treasury or reserved for issuance for any reason.

(b)                                 Except as set forth on Schedule 3.3(b), (i) there are no voting trusts, proxies, or other Contracts or understandings with respect to the voting of the Equity Interests of any Acquired Company or any other Contracts among any Effective Time Holders related to any Acquired Company, and (ii) there are no agreements or understandings relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights, “drag-along” rights or registration rights) of any Equity Interests of any Acquired Company, or any other investor rights, including rights of participation (i.e., pre-emptive rights), voting, board observation, information or operational covenants (the items described in clauses (i) and (ii) being, collectively, the “Rights Agreements”). On or prior to the Effective Time, all Rights Agreements shall have been terminated and of no further force or effect.

(c)                                  No Acquired Company is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests.  No former holder of any Equity Interests of any Acquired Company has any claim or rights against any Acquired Company or any Effective Time Holder that remains unresolved and, to the Knowledge of the Acquired Companies, no such claim is threatened.  No Acquired Company has any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.  None of the Acquired Companies own an interest in any other Person other than another Acquired Company or is party to any joint venture or partnership or has any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.4                                                      Financial Statements.

(a)                                 Attached as Schedule 3.4(a) are the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2017 and December 31, 2018 and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended (collectively, the “Audited Financial Statements”).  Each Audited Financial Statement (i) is accurate and complete in all material respects and, except as set forth on Schedule 3.4(a), was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (ii) is consistent with the books and records of the Acquired Companies (which, in turn, are accurate and complete in all material respects) and (iii) presents fairly and accurately in all material respects the consolidated financial condition of the Acquired Companies as of the respective dates thereof or the operating results and changes in cash flow of the Acquired Companies for the periods covered thereby.

(b)                                 Attached as Schedule 3.4(b) is (i) the unaudited consolidated balance sheet of the Company as of August 31, 2019 (the “Latest Balance Sheet”) and the related statements of operations, shareholders’ equity and cash flows for the eight months then ended (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).  The Interim Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for normal recurring year-end adjustments that are not material, individually or in the aggregate, and except that such Interim Financial Statements omit the statements of shareholders’ equity, and customary footnote disclosures required under GAAP, (ii) are consistent with the monthly books and records of the Acquired Companies and (iii) present fairly and accurately in all material respects the financial condition of the Acquired Companies as of the date thereof or the operating results of the Acquired Companies for the period covered thereby.

(c)                                  No Acquired Company has any material Liability of any nature other than (i) Liabilities set forth in the Latest Balance Sheet, (ii) Liabilities incurred in the Ordinary Course of Business after the date of the Latest Balance Sheet or (iii) Transaction Expenses.

(d)                                 Each Acquired Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Acquired Companies is recorded and reported on a timely basis. The Company has disclosed to Buyer any significant deficiencies or material weaknesses in the design or operation of any internal controls over financial reporting of the Acquired Companies that would be reasonably likely to adversely affect the Acquired Companies’ ability to record, process, summarize and report financial information.

(e)                                  Since December 31, 2015, no complaints from any source regarding accounting, internal accounting controls, or auditing matters relating to any Acquired Company, and no concerns from any employees of any Acquired Company regarding questionable accounting or auditing matters relating to the Acquired Companies have been received by any Acquired Company or its management. No attorney representing any Acquired Company, whether or not employed by such Acquired Company, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by any Acquired Company or any of its officers, directors, employees, or agents to an executive officer, audit committee (or other committee designated for the purpose) or the board of directors or similar governing body of any Acquired Company, including pursuant to any internal policy contemplating such reporting.

Section 3.5                                                      Books and Records.  The books of account, ledgers, minute books, stock record books, and other records of each Acquired Company, all of which have been provided to Buyer, have been properly and accurately maintained and are complete in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

Section 3.6                                                  No Material Adverse Effect.  Since December 31, 2018, there has been no Material Adverse Effect.

Section 3.7                                                      Absence of Certain Developments.  Except as set forth on Schedule 3.7, since December 31, 2018, each Acquired Company has operated in the Ordinary Course of Business and has (a) used commercially reasonable efforts to maintain and to preserve intact its present business organization, (b) conducted its operations in compliance with applicable Law, (c) maintained its Material Permits, (d) preserved its assets and properties in good repair and condition consistent with historical and Ordinary Course of Business practices, and (e) retained the services of its executive officers and key employees. Without limiting the generality of the foregoing, since December 31, 2018, there has not been any action that if taken after the date hereof would require the prior written consent of Buyer pursuant to Section 5.2.

Section 3.8                                                      Real Property.

(a)                                 No Acquired Company owns, nor has any Acquired Company ever owned, any real property.

(b)                                 Schedule 3.8(b) sets forth a complete list of all leases, written or oral, of real property (the “Leased Real Property”) of each Acquired Company as lessee or lessor, including the name of the lessee and lessor, and the address of each parcel of real property leased thereunder, and the agreements under which such Leased Real Property is leased, including all amendments, supplements, estoppel certificates and subordination, non-disturbance and attornment agreements related thereto (each, a “Lease”).  The Company has provided to Buyer a true and complete copy of each Lease.

(c)                                  Except as set forth on Schedule 3.8(c), with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, (ii) there are no disputes with respect to such Lease, (iii) no Acquired Company and, to the Knowledge of the Acquired Companies, no other party to the Lease is in breach or default under such Lease, (iv) the other party to such Lease is not an Affiliate of any Acquired Company, (v) no Acquired Company has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, and (vi) each Lease constitutes the entire agreement between the parties thereto, and there are no other agreements, whether oral or written, between such parties.

(d)                                 All of the land, buildings, structures and other improvements, in each case as used by any Acquired Company in the conduct of its business, are included in the Leased Real Property.  There is no pending or, to the Knowledge of the Acquired Companies, threatened condemnation or other eminent domain proceeding affecting any Leased Real Property, or any sale or other disposition of any Leased Real Property in lieu of condemnation.  No Leased Real Property has suffered any material damage by fire or other casualty that has not been completely repaired and restored.  No Acquired Company has received written or, to the Knowledge of the Acquired Companies, oral notice from any insurance company that such insurance company will require any alteration to any Leased Real Property for continuance of a policy insuring such property or the maintenance of any rate with respect thereto (other than any notice of alteration that has been completed), to the extent that such alteration is the responsibility of the applicable Acquired Company.

(e)                                  Except as set forth in Schedule 3.8(e):  (i) no Acquired Company has given any mortgagee or other Person any estoppel certificate or similar instrument that would preclude assertion of any claim under any Lease, affect any right or obligation under any Lease or otherwise be binding upon any successor to the applicable Acquired Company’s position under any Lease; (ii) no Acquired Company has contested in the five years preceding the date hereof, and no Acquired Company is currently contesting, any operating cost, real estate Tax or assessment or other charge payable by the tenant under any Lease; (iii) there is no purchase option, right of first refusal, first option or other right held by any Acquired Company, or any real estate or building affected by any Lease, that is not contained within such Lease; and (iv) no Acquired Company has exercised any option or right to terminate, renew or extend or otherwise affect any right or obligation of the tenant under any Lease or to purchase the real property subject to any Lease.

(f)                                   Each Acquired Company’s use and occupancy of the Leased Real Property is in compliance with all Laws and all applicable insurance requirements, including those pertaining to zoning matters and the Americans with Disabilities Act, and conform to all such Laws on a current basis without reliance on any variance or other special limitation or conditional or special use permit.  No portion of the Leased Real Property relies on any facility (other than a facility of a public utility or community water and sewer company) not located on the Leased Real Property to fulfill any zoning, building code or other requirement under any Law.

Section 3.9                                                      Assets.  Each Acquired Company owns good and valid title to, or a valid leasehold interest in, all of the tangible properties and assets which they purport to own, including all assets shown on the Latest Balance Sheet or acquired thereafter, free and clear of all Liens except for Permitted Liens.  Except as set forth on Schedule 3.9, each Acquired Company owns, or has a valid leasehold interest in, all tangible properties and assets necessary for the conduct of its respective businesses as presently conducted and as presently proposed to be conducted and such assets are operated in material conformity with all applicable Laws, are in good condition and repair (reasonable wear and tear excepted) and are usable in the Ordinary Course of Business.  Except as set forth on Schedule 3.9, no Effective Time Holder owns (other than indirectly through such Effective Time Holder’s equity ownership) any assets used by any Acquired Company.

Section 3.10                                               Tax Matters.  Except as set forth on Schedule 3.10:

(a)                                 all Tax Returns that were required to be filed by, on behalf of or with respect to each Acquired Company or any Affiliated Group of which any Acquired Company is or was a member were timely filed on or before the applicable due date (taking into account any extension of such due date) and were correct and complete in all respects;

(b)                                 Taxes (including estimated Taxes) owed by or with respect to any Acquired Company or any such Affiliated Group with respect to any Pre-Closing Tax Period (whether or not such Taxes are shown as due on any Tax Return) were paid when due, or, in the case of Taxes not yet due, will be paid in full before the Closing or will be properly included in Company Taxes Payable;

(c)                                  no Acquired Company is currently the subject of a Tax audit or examination;

(d)                                 no Acquired Company has consented to extend the time, or is the beneficiary of any extension of time, in which any amount of Tax may be assessed or collected by any taxing authority (other than any extension which is no longer in effect) and no Acquired Company has waived any statute of limitations in respect of Taxes;

(e)                                  no Acquired Company has received from any taxing authority any written notice of proposed adjustment, deficiency, or underpayment of Taxes which has not since been satisfied by payment or has been withdrawn;

(f)                                   within the last three years, no written claim has been made by any taxing authority in a jurisdiction where any Acquired Company does not file Tax Returns that any such Acquired Company is or may be subject to taxation by that jurisdiction.

(g)                                  all Taxes that any Acquired Company is or was required to withhold or collect in connection with any amount paid or owing to any employee, independent contractor, shareholder, nonresident, creditor or other third party have been duly withheld or collected and have been paid, to the extent required, to the proper Governmental Entity or other Person;

(h)                                 the unpaid Taxes of the Acquired Companies, as a whole, (i) did not, as of the date of the Latest Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes) set forth on the Latest Balance Sheet and (ii) do not exceed such reserve on the books and records of the Acquired Companies, as adjusted for the passage of time since the Latest Balance Sheet in accordance with GAAP;

(i)                                     the Acquired Companies will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting for a Taxable period ending on or before the Closing Date; (ii) “closing agreement” as described in section 7121 of the Code or other agreement with a Governmental Entity (or any similar provision of any applicable Law) executed on or before the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under section 1502 of the Code (or any similar provision of any applicable Law); (iv) installment sale or open transaction disposition made on or before the Closing Date; (v) prepaid amount received on or before the Closing Date; (vi) deferral under Section 965 of the Code; or (vi) any income inclusion pursuant to Section 951 of the Code with respect to any interest held in a “controlled foreign corporation” (as such term is defined in Section 957 of the Code) on or before the Closing Date;

(j)                                    no Acquired Company or any predecessor thereof has been a member of a group (including an Affiliated Group) with which it has filed or been included in a combined, consolidated or unitary Income Tax Tax Return, other than the group in which it is currently a member;

(k)                                 (i)  no Acquired Company has been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract that includes any Person other than an Acquired Company, (ii) no Acquired Company or any predecessor thereof is liable for any Tax of any taxpayer other than an Acquired Company under Treasury Regulations Section 1.1502-6 (or any similar provision of any applicable Law), as a transferee or successor, by Contract (including any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement) or otherwise, in each event, for any Taxable period beginning before the Closing Date;

(l)                                     after the Closing Date, no Acquired Company nor any of their Affiliates nor any predecessor of any of them will be bound by or have any Liability under any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract, including for any amount due with respect to any period ending on or before the Closing Date;

(m)                             there is no agreement, plan, arrangement or other Contract covering any current or former employee or independent contractor of any Acquired Company that, considered individually or considered collectively with any other such Contract, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to section 280G of the Code (without regard to any such amount or payment that is approved by the shareholders of an Acquired Company in accordance with section 280G(b)(5)(B) of the Code and applicable regulations thereunder) and no Acquired Company is a party to any Contract, nor does it have any obligation or other Liability, to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code;

(n)                                 no Acquired Company has made any distribution of stock of any “controlled corporation” as such term is defined in Section 355(a)(1) of the Code or has any Liability for any Tax as a result of any such distribution (whether or not made by an Acquired Company), and the Contemplated Transactions will not result in any such Tax;

(o)                                 no Acquired Company is or has been a United States real property holding corporation (as defined in section 897(c)(2) of the Code) during the applicable period specified in section 897(c)(1)(A)(ii) of the Code;

(p)                                 no closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of any applicable Law) has been entered into by or with respect to any Acquired Company;

(q)                                 there is no limitation on the utilization of any Tax attributes of an Acquired Company under any of sections 269, 382, 383, or 384 of the Code (or any comparable provision or provisions of state, local, or foreign Law) other than any such limitations resulting from the transactions contemplated by this Agreement; and

(r)                                    no Acquired Company has a permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country in which it is organized.

(s)                                   The balance of the account described on Schedule 3.10(s) is at least the amount set forth on such schedule.

Section 3.11                                               Contracts.

(a)                                 Except as set forth on Schedule 3.11(a) and the Leases (collectively, the “Material Contracts”) and except for this Agreement, as of the date of this Agreement, no Acquired Company is a party to or bound by any:

(i)                                     Contract for the employment of any officer, director, individual employee, consultant or other person on a full-time, part-time, consulting or other basis providing annual base salary or consulting fees in excess of $75,000 (other than any “at will” Contract that may be terminated by any Acquired Company upon 30 days’ or less advance notice without any obligation to provide severance payments or benefits);

(ii)                                  Contract that provides for any deferred compensation, retention, severance, or change in control payment or benefits;

(iii)                               Contract under which any Acquired Company has made advances or loans to any other Person;

(iv)                              Contract (A) restricting any Acquired Company from participating or competing in any line of business, market or geographic area, (B) including any most favored nation or similar customer pricing provisions or (C) granting any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any party;

(v)                                 agreement, indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to Indebtedness;

(vi)                              lease or agreement under which any Acquired Company is lessee of or holds or operates any tangible personal property, owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $100,000;

(vii)                           lease or agreement under which any Acquired Company is lessor of or permits any third party to hold or operate any tangible personal property, owned or controlled by an Acquired Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $100,000;

(viii)                        Contract that involves a joint venture, partnership or other sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party;

(ix)                              Contract with any Significant Customer (excluding any purchase orders entered into in the Ordinary Course of Business);

(x)                                 Contract with any Significant Supplier (excluding any purchase orders entered into in the Ordinary Course of Business);

(xi)                              collective bargaining agreement;

(xii)                           Contract that relates to any future disposition or acquisition of material assets or properties by any Acquired Company, or any merger or business combination with respect to any Acquired Company;

(xiii)                        Contract that relates to any completed disposition or acquisition of material assets or properties by any Acquired Company, or any merger or business combination with respect to any Acquired Company, in each case, including any surviving obligations or rights of the applicable Acquired Company;

(xiv)                       dealer, distributor, original equipment manufacturer, value added reseller, sales representative or similar Contract under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for any of an Acquired Company’s products;

(xv)                          license agreement or other Contract (A) pursuant to which any Acquired Company has the right to practice, use, copy or otherwise exploit any Intellectual Property Rights owned by any other Person, except for any license agreement or other Contract (I) for off-the-shelf or other publicly available software or other technology involving payments that do not exceed $50,000 per year unless incorporated into or used in connection with any product or service of any Acquired Company or (II) provided in connection with any equipment purchased or used by any Acquired Company unless incorporated into or used in connection with any product or service of any Acquired Company, (B) pursuant to which any Acquired Company has assigned, transferred, licensed, sublicensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing, or future Company IP Rights, except for any license agreement or other Contract (I) pertaining only to standard terms governing any other Person’s access to, and use of, an Acquired Company’s website or (II) with a customer of any Acquired Company entered into the Ordinary Course of Business enabling the customer to use any product or service of any Acquired Company, (C) that materially affects the ability of any Acquired Company to use, enforce, disclose, dispose of or otherwise exploit any rights in any Company IP Rights, and (D) that otherwise involves the granting of any rights to a third party to any material Company IP Rights other than in the Ordinary Course of Business, including development agreements, coexistence agreements and agreements containing covenants not to sue;

(xvi)                       Contract providing for indemnification of any officer, director or manager of an Acquired Company;

(xvii)                    Contract of guarantee, assumption or endorsement of the obligations, Liabilities or debts of any other Person;

(xviii)                 power of attorney or agency agreement or arrangement with any Person pursuant to which such Person is granted the authority to act for or on behalf of an Acquired Company or an Acquired Company is granted the authority to act for or on behalf of such Person;

(xix)                       Contract that binds or purports to bind any Affiliates of any Acquired Company or that would bind or purport to bind, after the Closing, Buyer or any of its Affiliates (other than the Surviving Corporation);

(xx)                          Contract with any Governmental Entity; or

(xxi)                       other Contract material to any Acquired Company.

(b)                                 Except as set forth on Schedule 3.11(b), each Material Contract is in full force and effect and is a valid, legal and binding agreement of the applicable Acquired Company and (assuming that such Material Contract was duly and validly authorized, executed and delivered by the other Persons party thereto) enforceable against the applicable Acquired Company and, to the Knowledge of the Acquired Companies, each other party thereto, in accordance with its terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.  The applicable Acquired Company and, to the Knowledge of the Acquired Companies, each other party thereto, has performed all of the material obligations required to be performed by it and is entitled to all material benefits under each Material Contract.  There exists no material default or event of default or event, occurrence, condition or act which with the giving of notice or the lapse of time would reasonably be expected to (i) become a material default or event of default under any Material Contract, or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in performance schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of an Acquired Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract.  As of the date hereof, no Acquired Company has received any written, or to the Knowledge of the Acquired Companies, other notice regarding any alleged violation or breach of or default under, or intention to cancel or modify, any Material Contract.

Section 3.12                                               Intellectual Property.

(a)                                 Except as set forth on Schedule 3.12(a), the Acquired Companies exclusively own all right, title, and interest in, to, and under, or otherwise have the right to use (under a valid and enforceable Contract) all Intellectual Property Rights used in the conduct of the business of the Acquired Companies as currently conducted, including any Intellectual Property Rights under development (collectively, the “Company IP Rights”), free and clear of any Liens (other than Permitted Liens). There are no royalties, fees, honoraria or other payments payable by any Acquired Company to any other Person by reason of the ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of the Company IP Rights, other than salaries and sales commissions paid to employees and sales agents, and customary license fees charged by third party licensors pursuant to any of the Material Contracts, in each case, in the Ordinary Course of Business. The Company IP Rights are not subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use or ownership thereof. No loss of any of the material Company IP Rights is reasonably foreseeable (other than the expiration of patents at the end of their full statutory term). No foreign, federal, state, local or other government, university, college, other educational institution or research center or other third party funding or facilities were used in the development of any of the Intellectual Property Rights owned by any Acquired Company or any product or service of any Acquired Company and, to the Knowledge of the Acquired Companies, no foreign, federal, state, local or other government, university, college, other educational institution or research center or other third party has any right, title, or interest (including any “march in” rights) in the same. Each item of the Company IP Rights will be owned, licensed and available for use on identical terms following the consummation of the Contemplated Transactions as such items were owned, licensed and available for use to the Acquired Companies prior to the consummation of the Contemplated Transactions, and neither the execution, delivery and performance by the Acquired Companies nor the consummation of any of the Contemplated Transactions shall result in the loss or impairment of, or give rise to any right of a third party to terminate, any rights of the Acquired Companies in the Company IP Rights.  Except as set forth on Schedule 3.12(a), no customer has any right, title or interest in any product or service of an Acquired Company or any Company IP Rights therein (including any feature, customization or improvement of any product or service of any Acquired Company or any Company IP Rights therein requested, funded or suggested in whole or in part by a customer) other than a non-exclusive license granted in the Ordinary Course of Business enabling the customer to use any of the foregoing.

(b)                                 The Acquired Companies have taken commercially reasonable measures to maintain, enforce and protect each of the Intellectual Property Rights owned by the Acquired Companies, including the confidentiality, secrecy, and value of all trade secrets and confidential information comprising a part thereof. Except as set forth on Schedule 3.12(b), all past and present employees and independent contractors of, and consultants to, any Acquired Company that have had access to confidential information of any Acquired Company or have been involved in the creation of any Intellectual Property Rights for the Acquired Companies have entered into agreements pursuant to which such employee, independent contractor, or consultant (i) agrees to protect the confidential information of the Acquired Companies and (ii) to the extent such employee, independent contractor, or consultant is or has been involved in the creation of any Intellectual Property Rights for the Acquired Companies, assigns (by way of a present grant of assignment) to an Acquired Company all Intellectual Property Rights created or otherwise developed by such employee, independent contractor or consultant in the course of his, her or its relationship with the Acquired Companies, in each case, without further consideration or any restrictions or obligations on the use or ownership of such Intellectual Property Rights whatsoever. To the Knowledge of the Acquired Companies, no current or former employee, independent contractor, or consultant of any Acquired Company is in material violation of any such agreement.

(c)                                  Schedule 3.12(c) sets forth a correct and complete list, as of the date of this Agreement, of (i) all patents, trademark registrations, and copyright registrations owned or held by an Acquired Company (alone or jointly with others), (ii) all patent applications, trademark applications, and copyright applications owned or held by an Acquired Company (alone or jointly with others), and (iii) uniform resource locators, domain names, and social media accounts owned or held by an Acquired Company (alone or jointly with others) (collectively, “Registered Company IP Rights”). The Registered Company IP Rights are subsisting, and the patents, trademark registrations and copyright registrations included in such Registered Company IP Rights are valid, enforceable, and in full force and effect. All issuance, renewal, maintenance and other payments that are or will become due with respect to the Registered Company IP Rights within 90 days after the Closing Date have been paid by or on behalf of the Acquired Companies. All assignments of Registered Company IP Rights from any Person to an Acquired Company have been properly executed and recorded. There are no inventorship challenges, or opposition, reexamination, nullity or interference proceedings or other challenges declared, commenced or provoked or, to the Knowledge of the Acquired Companies, threatened, with respect to any of Registered Company IP Rights. The Acquired Companies have complied with all of their obligations and duties to the respective patent, trademark and copyright offices, including the duty of candor and disclosure to the U.S. Patent and Trademark Office, with respect to all Registered Company IP Rights. Except as set forth on Schedule 3.12(c), to the Knowledge of the Acquired Companies, the Acquired Companies do not have any information that would challenge the validity of or preclude the Acquired Companies from having clear title to the Registered Company IP Rights or affecting the enforceability of any of the Registered Company IP Rights.

(d)                                 Except as set forth on Schedule 3.12(d), (i) there are no Proceedings pending or, to the Knowledge of the Acquired Companies, threatened or under investigation before any Governmental Entity alleging that the conduct of the business of any Acquired Company (including the making, sale, or use of any product or service of any Acquired Company by any Acquired Company or by any other Person) has infringed, misappropriated, or violated or is infringing, misappropriating, or violating the Intellectual Property Rights of any Person, (ii) there are no Proceedings pending, threatened, or under investigation before any Governmental Entity that have been brought by any Acquired Company against any Person alleging infringement, misappropriation, or violation of any Company IP Rights owned by any Acquired Company, (iii) the conduct of the business of any Acquired Company (including the making, sale, or use of any product or service of any Acquired Company by any Acquired Company or by any other Person) has not infringed, misappropriated, or violated, and does not infringe, misappropriate, or violate the Intellectual Property Rights of any Person, (iv) to the Knowledge of the Acquired Companies, no Person is infringing, misappropriating, or violating any Company IP Rights owned by any Acquired Company, (v) no Acquired Company has ever received any written notice or claim alleging the conduct of the business of any Acquired Company (including the making, sale, or use of any product or service of any Acquired Company by any Acquired Company or by any other Person) has infringed, misappropriated, or violated, or is infringing, misappropriating, or violating, the Intellectual Property Rights of any Person or alleging that any Acquired Company requires a license to the Intellectual Property Rights of any Person, and (vi) no Acquired Company has ever received any request or demand for indemnification or defense with respect to any claim for infringement, misappropriation or violation of the Intellectual Property Rights of any Person.

(e)                                  Except as set forth on Schedule 3.12(e), no Software owned (or purported to be owned) by any Acquired Company contains any programming code, documentation or other materials or development environments that embody Intellectual Property Rights of any other Person.  Except as set forth on Schedule 3.12(e), no source code for any such Software that is owned by any Acquired Company has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Company.  No other Person has any right to access or use any source code for any such Software that is owned by any Acquired Company, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will this Agreement or the Contemplated Transactions, result in the disclosure or release of such source code by any Acquired Company, the escrow agent, or any other Person to any Person.  The Acquired Companies are in possession of, or have access to, the source code for, and documentation applicable to, each current version of the Software owned or distributed by the Acquired Companies.

(f)                                   The Acquired Companies have sufficient rights to use all Software, including middleware, databases, and systems, information technology equipment, and associated documentation used or held for use in connection with the operation of the business of the Acquired Companies (the “IT Assets”), all of which rights shall survive unchanged the consummation of the Contemplated Transactions.  The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and are sufficient or configurable to effectively perform all operations necessary for the current operation of the business of the Acquired Companies, and all IT Assets are owned or licensed under valid licenses and operated by and are under the control of the Acquired Companies.  The Acquired Companies do not use, rely on or contract with any Person to provide services bureau, outsourcing or other computer processing services to the Acquired Companies except as described on Schedule 3.12(f).  Except as set forth on Schedule 3.12(f), the IT Assets have not materially malfunctioned or failed within the past three years and, to the Knowledge of the Acquired Companies, do not contain any viruses, bugs, faults or other devices or effects that (i) enable or assist any Person to access without authorization or disable or erase the IT Assets, or (ii) otherwise materially adversely affect the functionality of the IT Assets.  The Acquired Companies have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the conduct of the business of the Acquired Companies and have in place commercially reasonable disaster recovery and business continuity plans, procedures and facilities.  Except as set forth on Schedule 3.12(f), to the Knowledge of the Acquired Companies, no Person has gained unauthorized access to any IT Assets during the past six years.  The Acquired Companies have maintained, continue to maintain, and required their vendors to maintain, safeguards, security measures and procedures against the unauthorized access, disclosure, destruction, loss, or alteration of customer data or information in their possession or control that comply with any applicable contractual and legal requirements and meet generally accepted industry standards.

(g)                                  Except as set forth on Schedule 3.12(g), no Open Source Software, or any modification or derivative thereof, (i) is used in, incorporated into, combined with, linked with, distributed with, provided to any Person as a service, provided via a network as a service or application, or made available with any product or service of any Acquired Company, (ii) was modified, rewritten, or is otherwise a derivative work upon which any Software embodied in or used in any product or service of any Acquired Company is based or (iii) is distributed or made available to any Person by any Acquired Company. The Acquired Companies are in compliance with all licenses for any Open Source Software used or distributed by the Acquired Companies in any manner (including the Open Source Software listed on Schedule 3.12(g)). No Acquired Company uses any Open Source Software in a manner that obligates any Acquired Company to (A) license, distribute, disclose, or otherwise make available any source code of any Acquired Company or (B) license, distribute, disclose, or otherwise make available any Software of any Acquired Company on a royalty free basis.

(h)                                 The past and present collection, use, analysis, disclosure, retention, storage, security and dissemination of Personal Information by each Acquired Company comply with, and have not violated in any material respect, (i) any applicable Contract, (ii) any applicable Laws, including Information Privacy and Security Laws, (iii) any Person’s right of publicity, or (iv) any published privacy policy of any Acquired Company or one of its customers. Each Acquired Company has posted in accordance with Information Privacy and Security Laws a privacy policy governing its use of Personal Information on its websites and websites it maintains on behalf of customers and has complied at all times with such privacy policy and all former published privacy policies.

(i)                                     Complete and accurate copies of the compliance, privacy and security policies or procedures and privacy notices of each Acquired Company relating to Information Privacy and Security Laws have been provided to Buyer. Every employee of an Acquired Company who has access to Personal Information that is subject to Information Privacy and Security Laws has received training with respect to compliance with Information Privacy and Security Laws.  Opengear Australia is not required to comply with the Privacy Act 1988 (Cth) and the Australian Privacy Principles as it is eligible for the small business exemption under the Privacy Act 1988 (Cth) and the Australian Privacy Principles.

(j)                                    (i) No Acquired Company is under investigation by any Governmental Entity for a violation of any Information Privacy and Security Law, (ii) no Acquired Company has received any notices from the Department of Justice, Federal Trade Commission, the Attorney General of any state or any other Governmental Entity relating to any such violations, and (iii) no Acquired Company has acted in a manner that would trigger a notification or reporting requirement under any business associate agreement to which it is a party, any Contract, the Payment Card Industry Data Security Standard or any Information Privacy and Security Laws related to the collection, use, disclosure, or security of Personal Information.

(k)                                 Complete and accurate copies of any written complaints delivered to any Acquired Company during the past 36 months alleging a violation of any Information Privacy and Security Laws have been provided to Buyer.

(l)                                     No Acquired Company has any contractual obligation to maintain data in a manner that logically or physically separates data of one customer from that of another.

(m)                             Except as set forth on Schedule 3.12(m), each Acquired Company has, as applicable, performed a security risk assessment that meets the requirements of the Federal Trade Commission Act and other applicable Laws and created and maintained documentation in accordance with the applicable Laws and standards. Each Acquired Company has addressed and remediated all threats and deficiencies identified in such security risk assessment in material compliance with the applicable Laws and generally accepted industry standards.

(n)                                 Each Acquired Company has obtained all Consents or approvals, if any, required under any Information Privacy and Security Laws and any applicable Contract for the transfer to Buyer of the Personal Information to be transferred at Closing and for Buyer’s processing, use, and disclosure of that Personal Information for the continued operation of the Acquired Companies’ business in the Ordinary Course of Business after Closing.

Section 3.13                                               Litigation.  Except as set forth on Schedule 3.13, which Schedule sets forth the name or title of each Proceeding or Order (and parties or potential parties thereto) and a description of the nature of the Proceeding or Order, (a) there are no, and since December 31, 2015, have not been, any Proceedings pending or, to the Knowledge of the Acquired Companies, threatened by or against any Acquired Company at law or in equity, or before or by any Governmental Entity, including any Proceeding that challenges the validity of this Agreement, or that may be reasonably expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions, (b) no Acquired Company is subject to or bound by any outstanding Orders and (c) no officer, director, agent or employee of any Acquired Company is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice related to the business of any Acquired Company. The Company has provided to Buyer a copy of all pleadings, material correspondence, and other material documents relating to each Proceeding and order listed in Schedule 3.13. No Acquired Company has received, at any time since December 31, 2015, any notice or other communication (whether oral or written) from any Governmental Entity or any other Person regarding any actual, alleged, possible or potential violation of any Order to which any Acquired Company, or any of the assets owned by any Acquired Company is or has been subject.

Section 3.14                                               Brokerage.  Except as set forth on Schedule 3.14, no Acquired Company has any Liability to pay any fees, commissions or expense reimbursements to any broker, finder, investment banker or agent with respect to the Contemplated Transactions.

Section 3.15                                               Employees(a)                     .

(a)                           Schedule 3.15(a) sets forth a true, correct and complete listing of the Acquired Companies’ employees, independent contractors and leased employees (as defined in Section 414(n) of the Code), as of the date hereof, including their respective name, job title, work or office location (including city and country), start date, annual salary or hourly wage (as applicable), as well as, with respect to each employee of the Acquired Companies, a true, correct and complete listing of such employee’s accrued and unused paid time off or vacation leave balance and current status (as to leave or disability pay status, leave eligibility status, full time or part time, exempt or nonexempt, temporary or permanent status), visa status, and for each such employee who is absent from active employment as of the date of this Agreement (including as a result of leave of absence or disability), the nature of such leave and anticipated date of return to active employment.  Schedule 3.15(a) also sets forth the bonuses or commissions paid to the officers and employees of the Acquired Companies in respect of the fiscal year ended December 31, 2017, the bonuses or commissions the officers and employees of the Acquired Companies have received or are eligible to receive in respect of the fiscal year ended December 31, 2018, and the bonuses or commissions the officers and employees of the Acquired Companies are eligible to receive in respect of the current fiscal year.  Other than pay raises in the Ordinary Course of Business, no Acquired Company has made any commitment to change any employee’s compensation or entitlement to benefits relative to the terms of employment reflected in Schedule 3.15(a).

(b)                           Except as set forth on Schedule 3.15(b), each Person who provides services to any Acquired Company as of the date hereof is properly classified with respect to employment status for all purposes, including employment, labor and Tax purposes, and each Person performing services to any Acquired Company who is classified and treated as an independent contractor, contractor or in a similar capacity qualifies as an independent contractor and not as an employee under applicable Laws.

(c)                            Since December 31, 2015, the Acquired Companies have not been bound by any collective bargaining agreement, works council agreement or other Contract or bargaining relationship with any union, labor organization or employee group.  Except as set forth on Schedule 3.15(c), (i) to the Knowledge of the Acquired Companies, the Acquired Companies are in compliance, in all material respects, with all Laws relating to labor, employment, and personnel (including provisions thereof relating to employment or labor standards, worker classification (including appropriate classification under the Fair Labor Standards Act or any similar applicable Law), wages, overtime, hours, equal opportunity, collective bargaining, industrial relations, affirmative action, workers’ compensation, workplace safety, occupational health and safety, pay equity, employee leave (including maternity, paternity and parental leave and pay), employment or unemployment insurance, information and consultation, data privacy, protection and security, immigration and the withholding and payment of social security or old age security and other Taxes), no Acquired Company is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing, the Acquired Companies have not received written notice of any pending assessments, penalties or other sums for failing to comply with any such Laws, and no Acquired Company has a Liability related to any breach of Contract with any current or former employee of any Acquired Company, including in respect of redundancy payments, protection awards, unfair dismissal or compensation for wrongful dismissal, (ii) there are no (and, since December 31, 2015, there have not been any) unfair labor practices charges, grievances or complaints pending, outstanding or, to the Knowledge of the Acquired Companies, threatened by or on behalf of any employee or group of any employees of any Acquired Company, (iii) to the Knowledge of the Acquired Companies, no union organizing or decertification activities are underway, threatened or have occurred since December 31, 2015, (iv) no strike, slowdown, work stoppage or slowdown, lockout or other material labor dispute involving or affecting the employees of the Acquired Companies has occurred or, to the Knowledge of the Acquired Companies, is threatened, and no such disruption has occurred since December 31, 2015, and (v) all employees of Opengear Australia whose employment is governed by an industrial award are paid not less than the relevant award terms.

(d)                           There are no Proceedings with respect to employment or labor matters (including allegations of employment discrimination, retaliation or unfair labor practices or failure to pay any wages (including overtime)) pending or, to the Knowledge of the Acquired Companies, threatened against any of the Acquired Companies, nor are there any Orders concerning employment or labor matters currently outstanding against or in respect of any Acquired Company.

(e)                            The Acquired Companies have provided to Buyer true and complete copies of the employee handbook(s) and written employee policies, if any, applicable to the employees of any Acquired Company as of the date hereof.

(f)                             To the Knowledge of the Acquired Companies, each of the Acquired Companies is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and all other applicable Laws concerning immigration and worker authorization.  The Acquired Companies have in their files a Form I-9 that is validly and properly completed in accordance with applicable Law for each employee of the Acquired Companies with respect to whom such form is required under applicable Law.  The Acquired Companies have not received notice or other communication from any Governmental Entity regarding any unresolved violation or alleged violation of any applicable Law relating to hiring, recruiting, employing of (or continuing to employ) anyone who is not legally authorized to work in the jurisdiction in which he or she works.  To the Knowledge of the Acquired Companies, all employees of the Acquired Companies are legally authorized to work in the jurisdiction in which they are employed.

(g)                            Since December 31, 2015, no Acquired Company has effected any reduction in force or terminations of employees of any Acquired Company that triggered obligations under the federal Worker Adjustment and Retraining Notification Act of 1988, or similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses, and no such action by any Acquired Company has been announced or is contemplated by any Acquired Company as of the date hereof.

(h)                           To the Knowledge of the Acquired Companies, no officer or employee at the level of manager or higher, no independent contractor or leased employee whose departure would materially disrupt the operations of any Acquired Company, and no group of two or more employees in a single department of any Acquired Company has, as of the date hereof, disclosed any plans to terminate his, her or their employment or relationship with any Acquired Company.

(i)                               Except as set forth on Schedule 3.15(i), there are no workers’ compensation claims pending against any of the Acquired Companies nor, to the Knowledge of the Acquired Companies, are there any facts that would give rise to such a claim or claims not covered by workers’ compensation insurance.

(j)                              Since December 31, 2015, no Acquired Company has received a written notice, citation, complaint or charge asserting any violation of or Liability under the federal Occupational Safety and Health Act of 1970 or any similar applicable Law concerning employee health and safety.

(k)                           To the Knowledge of the Acquired Companies, no employee of any Acquired Company is subject to any secrecy, non-solicitation or non-competition Contract or similar Contract that could reasonably be expected to materially adversely affect the ability of such employee to carry out activities in furtherance of the business of the Acquired Companies, as currently conducted.

Section 3.16                                               Employee Benefit Plans.

(a)                                 Schedule 3.16(a) sets forth an accurate and complete list of each “employee benefit plan” (as such term is defined under Section 3(3) of ERISA, regardless if such arrangement is subject to ERISA), and each bonus, incentive, change in control, deferred compensation, retirement, pension, superannualization, severance, sick leave, termination, retention, health, welfare, post-employment welfare, profit sharing, vacation or paid-time-off, equity purchase, equity option, equity incentive, equity based, education, fringe or other benefit or compensation plan, program, policy, contract, agreement or arrangement, (i) that is maintained, sponsored, contributed to or required to be contributed to by an Acquired Company, (ii) that provides benefits or payments to any current or former employee, officer, director or contractor or other service provider of an Acquired Company (or any dependent or beneficiary of such individual), or (iii) with respect to which any Acquired Company or any ERISA Affiliate has any Liability or potential Liability (“Employee Benefit Plans”).   For any Employee Benefit Plan subject to the Laws of a jurisdiction other than the United States, Schedule 3.16(a) also identifies the country, with each such Employee Benefit Plan being a “Foreign Benefit Plan.”

(b)                                 Except as set forth on Schedule 3.16(b), no Acquired Company has any Liability for, or with respect to, (i) any outstanding severance, retention, delayed signing or similar payment obligations or reimbursements or (ii) any “success fees” or bonuses, change in control payments, retention payments, severance payments or similar liabilities arising from or that otherwise may be triggered (in whole or in part) by the Contemplated Transactions.

(c)                                  The Acquired Companies do not have any current or contingent Liability or obligation under or with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA), any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other plan that is or was subject to Title IV of ERISA or Section 412 of the Code, or any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code).  The Acquired Companies do not have any current or contingent Liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code or Section 4001 of ERISA with any other Person.  The Acquired Companies and all ERISA Affiliates comply and have complied with the applicable requirements of Section 4980B of the Code or other similar state Law.

(d)                                 Neither the Acquired Companies nor any ERISA Affiliate have any obligation under any Employee Benefit Plan or otherwise to provide medical, health, life insurance or other welfare type benefits to current or future retired or terminated workers (or dependents of such individuals), except for limited continued medical benefit coverage required to be provided under Section 4980B of the Code or other applicable Law for which the covered individual pays the full cost of coverage.

(e)                                  With respect to the Employee Benefit Plans, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been timely made or, to the extent not yet due, properly accrued on the Latest Balance Sheet in accordance with GAAP.  None of the Employee Benefit Plans has any unfunded Liabilities or obligations which are not reflected on the Latest Balance Sheet.

(f)                                   The Employee Benefit Plans and all related trusts, insurance Contracts and funds have been established, maintained, funded and administered in compliance in all material respects with their terms and with the applicable provisions of ERISA, the Code, the requirements of any applicable collective bargaining agreement or works council agreement and other applicable Laws.  No actions, audits, investigations, suits or claims with respect to the Employee Benefit Plans (other than routine claims for benefits) are pending or, to Knowledge of the Acquired Companies, threatened which could result in or subject the Acquired Companies to any Liability and there are no circumstances which would give rise to or be expected to give rise to any such actions, audits, investigations, suits or claims.

(g)                                  Each of the Employee Benefit Plans which is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service that such plan is qualified under Section 401(a) of the Code or is entitled to rely upon an opinion or advisory letter issued to the sponsor of an IRS approved M&P or volume submitter plan document, and no event has occurred and no circumstances exist which would adversely affect the qualified status of any such Employee Benefit Plan.  Each Foreign Benefit Plan that is intended to qualify for favorable Tax treatment under the Laws of its applicable jurisdiction satisfies the requirements for such favorable Tax treatment.

(h)                                 The Company has provided to Buyer true and complete copies of all documents pursuant to which the Employee Benefit Plans are maintained, funded and administered, including (i) plan documents and all amendments, (ii) trust agreements, insurance contracts and other funding arrangements, (iii) the most recent summary plan descriptions and any summary of material modifications, (iv) the most recent annual reports (Form 5500 and attachments) for the Employee Benefit Plans, (v) the latest opinion or determination letter or similar approval by any Governmental Entity, (vi) the most recent non-discrimination testing results, and (vii) all material correspondence with the Internal Revenue Service, Department of Labor or other Governmental Entity.

(i)                                     With respect to each Employee Benefit Plan, (i) there have been no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) involving the Acquired Companies or any officer, director or employee thereof, and (ii) no “fiduciary” (as defined in Section 3(21) of ERISA) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Employee Benefit Plan that would result in any Liability to the Acquired Companies.

(j)                                    Except as set forth on Schedule 3.16(j), neither the execution or delivery of this Agreement nor the consummation of the Contemplated Transactions, either alone or in combination with another event, will entitle any current or former employee, officer, manager or contractor of the Acquired Companies to any payment, or accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due to any current or former employee, officer, manager or contractor of the Acquired Companies.  No Person is entitled to receive any gross-up, make-whole or additional payment by reason of any Taxes (including any Taxes under Section 409A or 4999 of the Code) being imposed on such Person or any interest or penalty related thereto.

(k)                           Each Acquired Company and each Employee Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (i) is currently in compliance with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, and all amendments thereto and all regulations and guidance issued thereunder (collectively, the “Healthcare Reform Laws”) to the extent applicable, (ii) has been in compliance with all applicable Healthcare Reform Laws since March 23, 2010 to the extent applicable and (iii) no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject any Acquired Company or any Employee Benefit Plan to penalties or excise taxes under Sections 4980D, 4980H, or 49801 of the Code or any other provision of the Healthcare Reform Laws.

(l)                               Opengear Australia has made sufficient contributions to complying superannuation funds in accordance with the Superannuation Guarantee (Administration) Act 1992 (Cth).

(m)                       Opengear Australia currently makes employer contributions to the externally administered funds on behalf of each of the employees of Opengear Australia at not less than the relevant statutory rate per annum of their respective superannuation salaries in accordance with the Superannuation Guarantee (Administration) Act 1992 (Cth).

(n)                           Opengear Australia has complied with all of its obligations, duties and liabilities under all of its Superannuation Arrangements.

(o)                           Opengear Australia does not contribute and is not required to contribute, in respect of its employees, to a superannuation fund which provides a defined retirement benefit which an Acquired Company is required to fund in whole or in part.

Section 3.17                                               Insurance.  Each Acquired Company has in place policies of insurance in amounts and scope of coverage as set forth on Section 3.17, which Schedule specifies the insurer, amounts and scope of coverage, type of insurance, whether claims made or occurrence, policy number and deductible, copies of each of which, along with all riders and amendments, have been provided to Buyer.  All of such insurance policies are, and all similar insurance policies maintained by or for the benefit of any Acquired Company and its business in the past five years were, placed with financially sound and reputable insurers, and are and were in amounts and had coverages that are and were (a) reasonable and customary for Persons engaged in businesses similar to that engaged in by the Acquired Companies and (b) sufficient for material compliance with all applicable Laws and with all Contracts to which any Acquired Company is a party. Each such policy is in full force and effect and all premiums are currently paid in accordance with the terms of such policy.  No reservation of rights letter or other notice of defenses has been received by any Acquired Company.  There are no pending claims and no Acquired Company has received any notice that any such policy will be cancelled or will not be renewed.  Since the December 31, 2015, except as set forth on Schedule 3.17, there have been no claims made on any insurance policies of any Acquired Company. No Acquired Company has failed to give any notice of any claim under any insurance policy in a due and timely fashion. There is no claim by or for the benefit of any Acquired Company or its business pending as of the date hereof under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.18                                               Compliance with Laws.  The Acquired Companies hold all permits, licenses, approvals, certificates and other authorizations of and from all, and have made all declarations and filings with, Governmental Entities necessary for the lawful conduct of their respective businesses as presently conducted (each, a “Material Permit”), each of which is identified on Schedule 3.18. The Material Permits are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired.  There is not pending or threatened any action by or before any Governmental Entity to revoke, suspend, cancel, rescind or modify any Material Permit, and there is no order to show cause, notice of violation, notice of apparent Liability or notice of forfeiture or complaint pending or threatened against any Acquired Company by or before any Governmental Entity. The business of the Acquired Companies is, and has since December 31, 2015 been, operated in all material respects in compliance with all applicable Laws.

Section 3.19                                               Environmental and Safety Matters.

(a)                                 The Acquired Companies are, and have always been, in material compliance with all Environmental Laws.

(b)                                 The Acquired Companies hold all permits, licenses and other authorizations that are required by Environmental Laws for their operations as currently conducted, and the Acquired Companies are, and have always been, in material compliance with such permits, licenses and other authorizations.

(c)                                  There are no Environmental Claims pending or, to the Knowledge of the Acquired Companies, threatened against any Acquired Company.

(d)                                 None of the Acquired Companies have Released or exposed any person to, any Hazardous Substances, and no Hazardous Substances have been Released at, on, under or from any of the Leased Real Property by any Acquired Company or have otherwise been disposed of by an Acquired Company, in a manner that would reasonably be expected to result in an Environmental Claim against any Acquired Company.

(e)                                  The Acquired Companies have provided to Buyer true, correct and complete copies of all environmental site assessments, test results, analytical data, boring logs, and other environmental studies and audits in their possession or control related to the Leased Real Property.

(f)                                   Except for usual and customary indemnities by a tenant in favor of a landlord as more particularly set forth in the Leases, no Acquired Company has entered into any contractual obligations, including any indemnity, pursuant to which an Acquired Company has expressly assumed responsibility for the investigation or remediation of any condition arising from or relating to a Release or threatened Release of Hazardous Substances.

Section 3.20                                               Names; Officers and Bank Accounts.

(a)                                 Except as set forth on Schedule 3.20(a), (i) during the five years preceding the date hereof, no Acquired Company has used any name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business, other than the exact name set forth in its articles or certificate of incorporation or other formation documents (as amended to date).

(b)                                 Schedule 3.20(b) lists all of the directors, officers, bank accounts, securities accounts, safety deposit boxes and lock boxes (including account numbers and designating each authorized signatory with respect thereto) of each Acquired Company.  All cash in such accounts is held in demand deposits and is not subject to any restriction as to withdrawal.

Section 3.21                                               Customers and Suppliers.  Since December 31, 2015, no Acquired Company has had any material disputes concerning its products or services with any customer or distributor who, for the year ended December 31, 2018 or the nine-month period ended September 30, 2019, was one of the 20 largest sources of revenues for the Acquired Companies, taken as a whole, based on amounts paid or payable (each, a “Significant Customer”), and to the Knowledge of the Acquired Companies, there is no material dissatisfaction with the Acquired Companies on the part of any Significant Customer.  Since December 31, 2015, no Acquired Company has had any material disputes with any supplier, vendor or third party service provider who, for the year ended December 31, 2018 or the nine-month period ended September 30, 2019, was one of the 20 largest, in terms of dollar volume of spending, suppliers of products or services for the Acquired Companies, taken as a whole, based on amounts paid or payable (each, a “Significant Supplier”), and to the Knowledge of the Acquired Companies there is no material dissatisfaction with the Acquired Companies on the part of any Significant Supplier.  Each Significant Customer and Significant Supplier is listed on Schedule 3.21.  No Acquired Company has received any written notice from any Significant Customer or Significant Supplier that such customer or supplier shall not continue as a customer or supplier of any Acquired Company after the Closing or that such customer or supplier intends to terminate or materially modify its relationship, including through the amendment or modification of any Contract, with any Acquired Company.

Section 3.22                                               Anti-Bribery; International Matters. Except as set forth on Schedule 3.22:

(a)                                 (i) None of the Acquired Companies’ officers, directors or employees are Government Officials; (ii) none of the Acquired Companies’ officers, directors, or principal owners or, to the Knowledge of the Acquired Companies, employees is a member of the immediate family (i.e., spouse, child, sibling or sibling’s spouse) of, or financially dependent on, a Government Official; (iii) no one acting for or on behalf of any Acquired Company has (A) paid or given; (B) offered or promised to pay or give; or (B) authorized a payment or giving of money or anything else of value, directly or indirectly, to any individual (whether a private party or Government Official) in order to influence any act or decision by any such person for the purpose of obtaining, retaining or directing any business or to secure any improper business advantage or regulatory benefit (including from any expediting or facilitation payments) for any Acquired Company; (iv) none of the Acquired Companies’ officers, managers, directors or employees have requested or received any kickbacks (in the form of cash or anything else of value) in relation to the discharge of their duties and responsibilities; (v) neither any Acquired Company nor any party acting for their benefit or on their behalf has engaged, directly or indirectly, in any violation of any applicable anti-bribery or anti-corruption Laws, including the Foreign Corrupt Practices Act of 1977, as amended; or (vi) ever been the subject of any bribery, money laundering or anti-kick-back investigation by any Governmental Entity.

(b)                                 Within the past five years, no Acquired Companies have (i) directly or indirectly, sold any product to, performed any service for, or conducted any business dealings with or on behalf of, Cuba, Iran, North Korea, Syria, or the Crimea Region of Ukraine or any party located in any of those jurisdictions;  (ii) violated any anti-boycott, import, anti-terrorism, trade sanctions or export control Laws; (iii) conducted business with any restricted party identified in writing by any applicable Governmental Entity as a Person with whom or with which conducting business would constitute a violation of applicable Laws, including any Person designated on the U.S. Treasury Department’s Office of Foreign Assets Control List of Specially Designated Nationals and Blocked Persons or Sectoral Sanctions Identifications List; or (iv) been greater than 50% owned or controlled by any Person or Persons described in clauses (i) or (iii).

(c)                                  Each Acquired Company (i) maintains its books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of its assets; (ii) maintains a system of adequate internal accounting controls; (iii) has adequate procedures in place to prevent, deter and detect fraud and corruption in the conduct of its business; and (iv) has not (A) circumvented any internal accounting controls, (B) falsified any books, records or accounts, (C) established or maintained any fund or asset that has not been recorded in the books and records of the Acquired Companies, or (D) attempted to coerce or fraudulently influence an accountant in connection with any audit, review or examination of the financial statements of the Acquired Companies.

Section 3.23                                               Accounts Receivable(a)               . The accounts receivable and other receivables reflected on the balance sheets included in the Financial Statements, and those arising in the Ordinary Course of Business after the dates thereof, are (a) valid receivables that have arisen from bona fide transactions in the Ordinary Course of Business, (b) not subject to any valid counterclaims, setoffs, refunds, adjustments, defenses, security interests, or Liens, (c) have not been factored or sold and (d) to the Knowledge of the Acquiring Companies, are fully collectible, net of any reserves in the Financial Statements.

Section 3.24                                               Affiliated Transactions.  Schedule 3.24 sets forth all Contracts or arrangements between any Acquired Company, on the one hand, and any Affiliate of the Acquired Companies (other than any Acquired Company), on the other hand. Except as disclosed on Schedule 3.24, none of the Acquired Companies or their respective Affiliates, directors, officers or employees (a) possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person (other than any Acquired Company) which is a client, vendor, lessor, lessee or competitor of any Acquired Company or (b) owns any property right, tangible or intangible, which is used by an Acquired Company in the conduct of its business. Ownership of one percent or less of any class of securities of a company whose securities are traded on a public exchange shall not be deemed to be a financial interest for purposes of this Section 3.24.

Section 3.25                                               Product Liability and Warranty.  (a) Each product that has been sold by any Acquired Company has been sold in conformity in all material respects with all commitments under applicable Contracts and all express and implied warranties (if any) provided by such Acquired Company, (b) no Acquired Company has any material Liability for damages in connection with any product warranty that is not covered by insurance, indemnification rights or other rights provided by applicable Law or Contract (and the Company has no reason to believe that such insurance or rights will be inadequate to cover the Liability), (c) no product sold by any Acquired Company is subject to any guaranty, warranty or other indemnity by such Acquired Company beyond those under applicable Law and the Acquired Companies’ standard terms and conditions of sale, which are included as Schedule 3.25, and (d) as applicable, each product that has been sold by Opengear Australia has complied, in all material respects, with the Competition and Consumer Act 2010 (Cth) and the Australian Consumer Law.

Section 3.26                                               Inventory.  All inventory, including raw materials, work in process and finished goods inventory, of products offered by the Acquired Companies has been designed, manufactured and stored in compliance with applicable Law, is free from material defects in design, materials, fabrication and workmanship, and is suitable for use or sale in the Ordinary Course of Business and in compliance with applicable Law.  Schedule 3.26 sets forth a detailed schedule of inventory by unit and location as of the date of the Latest Balance Sheet, all of which inventory is owned by the Acquired Companies free and clear of any Lien other than Permitted Liens.  The inventory of the Acquired Companies has been valued in a manner consistent with GAAP, and adequate reserves have been reflected in the Interim Financial Statements for obsolete, excess, damaged, slow moving or otherwise unusable inventory, which reserves were calculated in a manner consistent with GAAP.  Each Acquired Company has on hand, or has ordered such quantities of raw materials, work in process and finished products as are reasonably required to maintain its normal level of operations consistent with past practices, but no such quantities exceed the amount reasonably required to maintain the normal level of operations consistent with past practices.

Section 3.27                                               Disclaimers of Other Representations and Warranties.  Except as expressly set forth in this ARTICLE III, including the relevant portions of the Schedules, the Company makes no representation or warranty, express or implied, at law or in equity, in respect of any Acquired Company or any of their respective assets, liabilities, operations or prospects, including any financial projections, forward looking statements or other supplemental data or statements, and any such other representations and warranties are expressly disclaimed; provided, however, the foregoing shall not be deemed to release any Person from (or otherwise mitigate) any liability for (a) fraud or (b) any breach of representations or warranties made by such Person in this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING BUYER AND MERGER SUB

As a material inducement to the Company to enter into this Agreement and to consummate the Contemplated Transactions, Buyer and Merger Sub hereby represent and warrant, on a joint and several basis, to the Company as follows as of the date hereof and as of the Closing Date:

Section 4.1                                                      Organization; Authorization.  Buyer and Merger Sub are each corporations duly incorporated under the laws of the State of Delaware and Utah, respectively, with full corporate power and authority to enter into this Agreement and to perform their obligations hereunder.  The execution, delivery and performance of this Agreement and the Transaction Documents to be executed and delivered by Buyer and Merger Sub and the consummation of the Contemplated Transactions have been duly authorized by all requisite corporate action on the part of Buyer and Merger Sub, and no other corporate proceedings on the part of Buyer or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement or the other Transaction Documents to which Buyer or Merger Sub is to be a party.  This Agreement and the Transaction Documents to which Buyer or Merger Sub are to be a party constitute, or will when executed constitute, valid and binding obligations of Buyer and Merger Sub and, assuming that this Agreement is a valid and binding obligation of the other parties thereto, enforceable against Buyer or Merger Sub in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.

Section 4.2                                                      Noncontravention. Neither Buyer nor Merger Sub is subject to or obligated under its articles or certificate of incorporation, its bylaws (or similar organizational documents), any applicable Law, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by Buyer’s or Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the Contemplated Transactions, except for such breaches or violations that would not, individually or in the aggregate, result in a material adverse effect on Buyer’s or Merger Sub’s ability to consummate the Contemplated Transactions.

Section 4.3                                                      Approvals. Except for the applicable requirements of the HSR Act, neither Buyer nor Merger Sub is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of Contemplated Transactions, and no Consent of or Filing with any Governmental Entity or any other party or Person is required to be obtained by Buyer or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except, in each case, for such notices, reports,

Filings or Consents the failure of which to be obtained would not result in a material adverse effect on Buyer’s or Merger Sub’s ability to consummate the Contemplated Transactions.

Section 4.4                                                      Litigation.  There are no Proceedings pending or, to Buyer’s knowledge, threatened against Buyer or Merger Sub, which would adversely affect Buyer’s or Merger Sub’s performance under this Agreement or the consummation of the Contemplated Transactions.

Section 4.5                                                      Financing.

(a)                                 As of the date hereof, Buyer has received an executed debt commitment letter dated on or before the date hereof (including all exhibits, schedules and annexes thereto, the “Commitment Letter”) from the Financing Sources identified therein, pursuant to which such Financing Sources have committed, subject to the terms and conditions set forth therein, to provide to Buyer the amount of debt financing set forth in the Debt Commitment Letter (the “Financing”), for the Financing Purposes.  True and complete copies of the following documents have been previously provided to the Company (i) the Commitment Letter and (ii) a redacted version of the fee letter dated on or before the date hereof between Buyer and the Financing Sources (the “Debt Fee Letter” and, together with the Commitment Letter, the “Commitment Documents”), it being understood that the redactions to the Debt Fee Letter are limited to those which relate to the amounts, conditions to payment, accrual periods and payment dates of or for fees, “alternate transaction” provisions, and “market flex” provisions).

(b)                                 Buyer has fully paid, or has caused to be fully paid, any and all commitment fees or other fees required by the Commitment Documents to be paid on or before the date hereof.  As of the date hereof, the Commitment Letter is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, each other party thereto, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought, and is in full force and effect.

(c)                                  As of the date hereof, the Commitment Documents have not been amended or modified (provided that the existence or exercise of “flex” provisions contained in the Debt Fee Letter shall not be deemed to constitute an amendment or modification of the Commitment Documents) and the commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Buyer, there is no basis for the withdrawal, termination or rescission of same.  As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would constitute a failure to satisfy a condition precedent on the part of Buyer under the Commitment Letter.  Assuming (i) the representations and warranties of the Company contained in this Agreement are true and correct, (ii) the conditions set forth in ARTICLE II and the Commitment Documents are satisfied at Closing and (iii) the Company performs and complies with all covenants and obligations under this Agreement required to be performed and complied with by it as of the Closing Date, the aggregate proceeds contemplated by the Commitment Documents, when funded in accordance with the Commitment Documents on the Closing Date, together with cash of Buyer and its Subsidiaries on hand as of the Closing Date, will be sufficient for Buyer, on the Closing Date, (y) to make the payments required by Section 1.7(b), and (z) to pay any and all fees and expenses required to be paid by Buyer in connection with this Agreement, the Commitment Documents and the Financing at the Closing (collectively, the “Financing Purposes”). As of the date hereof, there are no side letters or other Contracts to which Buyer is a party related to the funding or investing, as applicable, of the Financing that could affect the availability of the Financing (except for the Commitment Documents).

(d)                                 As of the date hereof, the Financing is subject to no conditions to the obligations of the parties under the Commitment Documents to make the full amount of the Financing available to Buyer at the Closing, other than those expressly set forth in the Commitment Documents.  As of the date hereof, assuming (i) the representations and warranties of the Company contained in this Agreement are true and correct, (ii) the conditions set forth in ARTICLE II and the Commitment Documents are satisfied at Closing and (iii) the Company performs and complies with all covenants and obligations under this Agreement required to be performed and complied with by it as of the Closing Date, Buyer does not have any reason to believe that any of the conditions to the Financing will fail to be satisfied on a timely basis or that the full amount of the Financing will not be available to Buyer on the Closing Date.  Buyer’s obligations hereunder are not contingent upon procuring any financing.

Section 4.6                                                      Brokerage.  Except for arrangements for which Buyer shall be solely responsible, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with Contemplated Transactions based on any arrangement or agreement made by or on behalf of Buyer.

Section 4.7                                                      Buyer Acknowledgement.  Except with respect to fraud, Buyer acknowledges that the representations and warranties of the Acquired Companies set forth in this Agreement, including the certificates delivered pursuant to Section 2.3, the Schedules hereto, and the Joinder Agreements, Letters of Transmittal and Optionholder Acknowledgments constitute the sole and exclusive representations and warranties of or regarding the Acquired Companies to Buyer in connection with the Contemplated Transactions, and Buyer understands, acknowledges and agrees that Buyer is not relying on any other representations or warranties, express or implied, all of which are specifically disclaimed by the Acquired Companies and the Effective Time Holders.

ARTICLE V
COVENANTS

Section 5.1                                                      Affirmative Closing Covenants of the Company.  From and after the date of this Agreement and until the Closing, except as otherwise expressly required by this Agreement, consented to in writing by Buyer or as set forth on the corresponding subsection of Schedule 5.1, the Company shall, and the Company shall cause each Acquired Company to:

(a)                                 operate only in the Ordinary Course of Business;

(b)                                 maintain its books, accounts and records, pay expenses and payables, bill customers, collect receivables, purchase inventory, perform all maintenance and repairs necessary to maintain its facilities and equipment in good operating condition, maintain the insurance policies it currently has in place and otherwise conduct its business, in each case in the Ordinary Course of Business;

(c)                                  use commercially reasonable efforts to preserve intact its corporate existence and business organization and goodwill and present business relationships with all customers, clients, suppliers, licensors, referral sources, distributors and others having significant business relationships with such Acquired Company, and retain the services of its officers and key employees;

(d)                                 (i) comply in all material respects with all Laws and Contracts applicable to its operations and business and (ii) maintain all Material Permits required for the continuation of its operations and business; and

(e)                                  promptly (once the Company obtains knowledge thereof) inform Buyer in writing of any material inaccuracy or variance from the representations and warranties contained in ARTICLE III hereof, any breach of any covenant hereunder or any anticipated failure to satisfy the conditions set forth in ARTICLE II by such Acquired Company, provided that no such notice shall be deemed to cure any such breach or deficiency or to otherwise effect Buyer’s indemnification or termination rights pursuant to this Agreement.

Section 5.2                                                      Negative Covenants of the Company.  From and after the date hereof and until the Closing, except as otherwise expressly required by this Agreement, consented to in writing by Buyer or as set forth on the corresponding subsection of Schedule 5.2, the Company will not, and the Company shall cause each Acquired Company to not:

(a)                                 take or omit to take any action that could, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect;

(b)                                 cause or permit any Acquired Company to purchase the Equity Interests or a material portion of the assets of any Person, including by merger, consolidation or business combination transaction;

(c)                                  cause or permit any Acquired Company to adopt any amendment to its organizational documents;

(d)                                 except for the exercise of Company Options in accordance with their terms, issue, sell, deliver, award or grant any shares of capital stock of any class, or any Equity Interests or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any Equity Interests or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other Equity Interests in respect of, in lieu of, or in substitution for, shares of an Acquired Company outstanding on the date hereof or otherwise effect any change in the capitalization of the Acquired Companies;

(e)                                  (i) except as may be required by applicable Law, adopt, amend or accelerate the vesting of any bonus, profit sharing, compensation, severance, retention, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement (including any Employee Benefit Plan) for the benefit or welfare of any current or former employee, officer, director or independent contractor or former director, employee, officer or independent contractor (or dependent or beneficiary of such individual), or

(ii) except for salary increases made in the Ordinary Course of Business not to exceed five percent, increase the compensation or benefits of any such persons or pay any material benefit not required by any such existing Employee Benefit Plan;

(f)                                   purchase or make any commitment for the purchase or lease of capital assets in an amount exceeding $25,000;

(g)                                  change any accounting practices or policies of any of the Acquired Companies other than as required by changes in applicable Law or GAAP;

(h)                                 accelerate the collection of accounts receivable, defer the payment of any Liability or take any similar action outside the Ordinary Course of Business which would be reasonably expected to decrease the Working Capital of the Acquired Companies;

(i)                                     enter into any transaction with any officer, director, equityholder or Affiliate of an Acquired Company;

(j)                                    make any charitable contributions in excess of $50,000, individually or in the aggregate, or pledge to make any charitable contributions;

(k)                                 hire, terminate or alter the terms of employment of any employee with an annual salary greater than $75,000;

(l)                                     enter into any corrective action plan, consent decree or Order;

(m)                             (i) implement, adopt, make or change any Tax election, method of Tax accounting or Tax reporting principle or practice, (ii) settle or compromise any federal, state, local or foreign Tax Liability, (iii) file any amended Tax Return, (iv) enter into any Tax allocation, sharing, indemnity or closing agreement, (v) agree to an extension or waiver of a statute of limitations applicable to any Tax Liability, (vi) fail to pay any Tax as such Tax becomes due and payable (vii) surrender any right to claim a Tax refund, (viii) materially increase any Tax reserve or (ix) incur any Liability for Taxes outside the Ordinary Course of Business;

(n)                                 alter, through merger, liquidation, reorganization, restructuring, election or in any other manner, the corporate structure, ownership or classification for Tax purposes of the Acquired Companies (except as contemplated by this Agreement);

(o)                                 take any action for any Acquired Company’s winding up, liquidation, dissolution or reorganization or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of all or any of its assets or revenues;

(p)                                 make or agree to make any disposition or sale, license (other than in the Ordinary Course of Business) or lease of, or incurrence of any Lien (other than Permitted Liens) on, any of the material assets or properties of any Acquired Company;

(q)                                 declare, set aside, establish a record date for, make or pay any dividend or distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock, or enter into any agreement with respect to the voting of its Equity Interests;

(r)                                    (i) incur, guarantee or prepay any Indebtedness (other than in the Ordinary Course of Business), (ii) amend the terms of any Contract related to Indebtedness, (iii) issue or sell any debt securities, (iv) make a loan to any Person or (v) purchase any debt securities of any Person;

(s)                                   sell, assign, transfer, lease, license (other than in the Ordinary Course of Business) or otherwise encumber any material Intellectual Property Rights, disclose any material confidential information to any Person (other than to Buyer and its Affiliates), or abandon or permit to lapse or otherwise fail to maintain in full force and effect any material Intellectual Property Rights;

(t)                                    initiate any Proceeding or enter into any settlement, compromise or waiver in respect of any Proceeding;

(u)                                 perform any act, or attempt to perform any act, or permit any act or omission to act, which would cause a material breach of any Material Contract;

(v)                                 other than in the Ordinary Course of Business, waive any rights under, terminate, enter into, amend, extend or otherwise modify in any respect any Material Contract (or any Contract that would have been a Material Contract if it had existed on the date of this Agreement) or cancel or fail to renew any existing insurance coverage; or

(w)                               commit to do any of the foregoing.

Section 5.3      Exclusivity.  From the date of this Agreement through the earlier of (x) the Closing Date and (y) the date of termination of this Agreement pursuant to Section 8.1, the Company shall not, and shall cause the officers, directors, employees, shareholders, representatives, agents, lenders, investment bankers and Affiliates of the Acquired Companies not to, directly or indirectly, (a) discuss, pursue, solicit, initiate, facilitate, negotiate, authorize, recommend, propose or otherwise enter into any discussions, agreements or other arrangements regarding, a possible sale or other disposition (whether by sale, merger, reorganization, recapitalization or otherwise) of all or any material part of the Equity Interests or assets of any Acquired Company with any Person other than Buyer or its Affiliates (an “Acquisition Proposal”); (b) provide any information to any third party other than information which is traditionally provided in the Ordinary Course of Business to third parties where none of the Company’s officers, directors and Affiliates have reason to believe that such information may be utilized to evaluate any Acquisition Proposal; or (c) otherwise cooperate with, assist with, participate in, facilitate or encourage any effort or attempt by any Person to do any of the foregoing.  The Company shall, and shall cause the officers, directors, employees, shareholders, representatives, agents, lenders, investment bankers and Affiliates of the Acquired Companies to, (i) immediately cease and cause to be terminated any and all contacts, discussions and negotiations with any Person regarding the foregoing and (ii) promptly notify Buyer if any Acquisition Proposal, or any inquiry or contact with any Person with respect thereto, is subsequently made after the date hereof and the material terms thereof (including the identity of the third party or third parties and the specific material terms discussed or proposed).

Section 5.4                                                      Required Approvals.

(a)                           The Parties (other than the Representative) shall use commercially reasonable efforts to (i) cause the Notification and Report Forms required pursuant to the HSR Act with respect to the Contemplated Transactions to be filed within ten Business Days after the date hereof, (ii) supply any additional information and documentary material that may be requested by a Governmental Entity pursuant to the HSR Act and (iii) otherwise use commercially reasonable efforts to obtain the termination or expiration of the applicable waiting periods under the HSR Act with respect to the Contemplated Transactions.

(b)                                 As promptly as practicable after the date of this Agreement, the Company will make all other Filings required by applicable Law to be made by it in order to consummate the Contemplated Transactions. Between the date of this Agreement and the Closing Date, each of the Parties (other than the Representative) will (i) cooperate with the other Party with respect to all Filings that Buyer elects to make or is required by Law to make in connection with the Contemplated Transactions, and (ii) cooperate with the other Party in obtaining all Consents identified on Schedule 5.4(b).

(c)                                  Each Party (other than the Representative) shall cooperate in all material respects in connection with any Filing with a Governmental Entity in connection with the Contemplated Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Contemplated Transactions, including any Proceeding initiated by a private party.  Subject to applicable Law, each Party (other than the Representative) will keep the other Parties informed in all material respects and on a prompt basis of any communication received from, or given to, any Governmental Entity and of any communication received or given in connection with any Proceeding by a private party, in each case regarding any of the Contemplated Transactions.  No Party shall independently participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry concerning this Agreement or the Contemplated Transactions unless, to the extent reasonably practicable, it gives the other Parties prior notice and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend, and furnishes the other Parties with copies of all written communications between them and their Affiliates and their respective representatives on one hand and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the Contemplated Transactions.  Notwithstanding the foregoing, (i) Buyer shall be permitted to redact, remove or withhold any information, or exclude Representative, the Acquired Companies and their Affiliates and representatives from any conversation that includes any competitively sensitive information of Buyer, including any references thereto and (ii) the Company shall be permitted to redact, remove or withhold any information, or exclude Buyer and Buyer’s Affiliates and representatives from any conversation that includes any competitively sensitive information of the Company, including any references thereto.

(d)                                 Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall Buyer or any of its Affiliates be required to, nor shall any Acquired Company, without the prior written consent of Buyer, in each case, to obtain any Consent or in connection with any of the Filings required in connection with the Contemplated Transactions, (i) pay any sums or concede anything of value, except in the case of the Acquired Companies with respect to amounts that will be paid prior to Closing or included in the Transaction Expenses, (ii) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Acquired Companies or Buyer or their respective Subsidiaries or Affiliates, or otherwise take or commit to take any action that could reasonably be expected to limit Buyer’s, its Affiliates’ or any Acquired Company’s freedom of action with respect to, or their ability to retain, one or more businesses, product lines or assets and obligations of the Acquired Companies or Buyer or their respective Subsidiaries or Affiliates, (iii) terminate, modify or extend any existing relationships or contractual rights or obligations of the Acquired Companies or Buyer or their respective Subsidiaries or Affiliates, (iv) establish or create any relationships or contractual rights or obligations of the Acquired Companies or Buyer or any of the their respective Subsidiaries or Affiliates, (v) terminate any Material Contract or any Contract to which Buyer or any of its Affiliates is a party or by which any of their assets are bound, (vi) effectuate any other change or restructuring of the Acquired Companies or Buyer or their respective Subsidiaries or Affiliates (or, in each case, enter into Contracts or stipulate to the entry of an Order or decree or file appropriate applications with any Governmental Entity), (vii) litigate against any Proceeding (including any Proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the Contemplated Transactions as violative of any Law or (viii) take any action as a result of any second or other request for additional information and documentary material or other inquiry from any Governmental Entity that is, in the reasonable judgment of Buyer, reasonably likely to result, directly or indirectly, in Buyer or any of its Affiliates taking any action set forth in the foregoing sections (i) through (vii) or incurring costs in responding to such a request in excess of $1 million.

Section 5.5                                                      Access; Investigation.  Between the date of this Agreement and the Closing Date, each Acquired Company will (a) afford Buyer and its representatives, upon reasonable advance notice and during business hours, reasonable access to the Acquired Companies’ personnel, Leased Real Property, Contracts, books and records, and other documents and data, (b) make available to Buyer and its representatives copies of all such Contracts, books and records, and other existing documents and data in the possession of any member of the Acquired Companies as Buyer may reasonably request, and (c) make available to Buyer and its representatives such additional financial, operating, and other data and information in the possession of any Acquired Company as Buyer may reasonably request.

Section 5.6                                                      Confidentiality.

(a)                                 Between the date of this Agreement and the Closing Date, each Party (other than the Representative) will maintain in confidence, and will cause its representatives to maintain in confidence, any confidential or proprietary information furnished to it by another Party in connection with this Agreement or the Contemplated Transactions. The restriction contained in the preceding sentence shall not apply to any information of a Party to the extent that (i) such information is or hereafter becomes generally available to the public without a breach of this Agreement, (ii) disclosure is made to a Governmental Entity where the disclosing Party has been advised by legal counsel that it is required to disclose such information to such Governmental Entity having jurisdiction over the Parties or (iii) the disclosing Party has been advised by legal counsel that disclosure is otherwise required by Law. In the case of disclosure under clause (ii) or (iii), the disclosing Party will provide advance written notice of the proposed disclosure to the Party that supplied the information to be disclosed so that such Party may seek a protective order or other appropriate remedy. If such protective order or other appropriate remedy is not obtained, then the disclosing Party will disclose only that portion of the information that is required to be disclosed and will use commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such information.

(b)                                 Following the Closing, each Effective Time Holders shall, and shall cause each of their respective Affiliates and representatives to, keep confidential all information concerning the Acquired Companies and their respective businesses and operations that is confidential or proprietary to the Acquired Companies or is not otherwise generally available to the public. If any Effective Time Holder, or any of their respective Affiliates or representatives, is legally compelled to disclose any such confidential information, such Person shall notify Buyer promptly of such event (if legally permissible) so that Buyer may seek an appropriate protective order. If, in the absence of a protective order, any Effective Time Holder, or any of their respective Affiliates or representatives is, on the advice of counsel, compelled to disclose any such confidential information to any Governmental Entity or else stand liable for contempt, such Person may disclose the confidential information, only to the extent necessary to comply with applicable Law. The Effective Time Holders shall, and shall cause each of their respective Affiliates and representatives to, keep confidential any trade secrets of the Acquired Companies for as long as any such trade secret qualifies as a trade secret under applicable Law. Notwithstanding anything in this Agreement to the contrary, the Representative shall be permitted to disclose information (i) as required by Law, (ii) to the Representative’s employees, advisors, agents or consultants, and (iii) to the Effective Time Holders, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

Section 5.7                                                      Shareholder Written Consent.  No later than 11:59 p.m. Central Time on the day following the execution and delivery of this Agreement by all Parties, the Company shall deliver to Buyer evidence of the executed Shareholder Written Consent.

Section 5.8                                                      D&O Tail Policy.  At or prior to the Closing Date, the Company shall purchase and pay in full a “tail” prepaid insurance policy (“D&O Tail Policy”) with respect to each present and former director, officer, employee and agent of the Company and each present and former director, officer and trustee of any Employee Benefit Plan (the “D&O Indemnitees”) who are presently covered by the Company’s officers’ and directors’ liability insurance policy with respect to actions and omissions occurring prior to the Closing Date, that shall provide the D&O Indemnitees with coverage on terms no less favorable than such insurance maintained in effect by the Company on the date hereof (a true and correct copy of which has been provided to Buyer) and from an insurer or insurers having claims paying ratings no lower than the Company’s current insurer for a period of six years following the Closing Date. The Company shall bear the cost of such insurance coverage and such costs, to the extent not paid prior to the Closing, will be included in the determination of the Transaction Expenses.

Section 5.9                                                      Financing Matters.

(a)                                 Buyer shall use commercially reasonable efforts (taking into account the anticipated timing of the Marketing Period) to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing, including (i) at or prior to Closing, to satisfy, or cause to be satisfied, or, if deemed advisable by Buyer, obtain a waiver with respect to, all conditions applicable to Buyer to funding in the Commitment Documents that are reasonably within its control; (ii) at or prior to Closing, to negotiate and enter into definitive agreements with respect thereto on the terms and conditions

(including any “flex” provisions contemplated by the Debt Fee Letter) contemplated by the Commitment Letter (the “Debt Documents”) or on other terms that are no less favorable to Buyer than those contained in the Commitment Letter (including any “flex” provisions contemplated by the Debt Fee Letter); (iii) to comply with its obligations under the Commitment Documents to the extent the failure to comply with such obligations would reasonably be expected to materially and adversely impact the amount or timing of the Financing or the availability of the Financing at Closing; and (iv) if the conditions to the Financing have been satisfied, to consummate the Financing at or prior to Closing.

(b)                                 Buyer shall give the Company prompt written notice (i) of any material breach, default, termination or repudiation by any party to the Commitment Letter of which Buyer becomes aware, if such breach or default would reasonably be expected to result in a material delay of, or materially limit, the availability of the Financing or otherwise cause the proceeds of the Financing not to be available at the Closing; (ii) if and when Buyer becomes aware that it could reasonably be expected not to be able to obtain all or a material portion of the Financing contemplated by the Commitment Documents; and (iii) of the receipt of any written notice or other written communication, in each case, from a Financing Source identified in the Commitment Documents, alleging (A) any actual or potential breach, default, termination or repudiation by any party to the Commitment Documents or any Debt Document, if applicable, or (B) material dispute or disagreement between or among any parties to the Commitment Documents (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Debt Documents) with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, in each case, that would reasonably be expected to make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or materially delay the availability of the Financing or otherwise cause the proceeds of the Financing not to be available at the Closing.  Without limiting the foregoing, Buyer shall keep the Company reasonably informed on a reasonably current basis in reasonable detail of the material developments concerning the status of its efforts to arrange the Financing.

(c)                                  If any portion of the Financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated in the Commitment Documents (after taking into account “flex” provisions contemplated by the Debt Fee Letter), Buyer shall use its commercially reasonable efforts to arrange to obtain in replacement thereof alternative financing, including from alternative sources, on Commercially Reasonable Terms in an amount sufficient, when added to the portion of the Financing that is available and any cash of Buyer and its Subsidiaries on hand at the Closing Date, to pay the Financing Purposes (“Alternative Financing”) as promptly as reasonably practicable following the occurrence of such event, and the provisions of this Section 5.9 shall be applicable to the Alternative Financing, and, for the purposes of this Agreement, all references to the Financing shall be deemed to include such Alternative Financing and all references to the Commitment Documents or any Debt Document shall include the applicable documents for the Alternative Financing.  “Commercially Reasonable Terms” means debt financing terms (including structure, covenants and pricing) available to the market from major international or United States financing institutions to borrowers or issuers with credit ratings comparable to Buyer (determined after giving pro forma effect to the Contemplated Transactions) for financing comparable to the type of financing contemplated by the Commitment Letter and the Debt Fee Letter at the time the Alternative Financing is sought, and that does not contain any term or condition (including “flex” provisions) to funding that would be less favorable to Buyer than those contained in the Commitment Letter and the Debt Fee Letter or any terms that would reasonably be expected to delay or impede the consummation of the debt financing thereunder beyond the Closing Date or be less favorable in any material respect to Buyer with respect to enforceability and confidentiality.

(d)                                 Buyer shall not permit, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), any material amendment or modification to be made to, or any termination, rescission or withdrawal by Buyer of, or any material waiver by Buyer of any provision or remedy under, the Commitment Documents that would reasonably be expected to (i) reduce the aggregate cash amount of the Financing under the Commitment Documents (including by changing the amount of fees to be paid or original issue discount thereof (except as set forth in any “flex” provisions contemplated by the Debt Fee Letter)), or (ii) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Financing in a manner that would (A) delay or prevent the Closing Date or otherwise cause the proceeds of the Financing not to be available at the Closing; or (B) make the funding of any portion of the Financing (or satisfaction of any condition to obtaining any portion of the Financing) less likely to occur (it being understood and agreed that, in any event, Buyer may amend the Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Commitment Letter as of the date hereof and consent to the assignment after the date hereof of lending commitments under the Commitment Letter to other lenders).

(e)                                  From and after the date hereof, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with ARTICLE VIII, the Company shall use commercially reasonable efforts to, and the Company shall use commercially reasonable efforts to cause each other Acquired Company and their respective Affiliates and each of their respective senior management, advisors and other representatives to, cooperate as necessary in accordance with the terms of any Commitment Letter, as customary in connection with the type of financing contemplated or as may be reasonably requested by Buyer to assist Buyer in the arrangement, syndication, underwriting or placement, and obtaining of any financing, including the Financing or Alternative Financing, for the Financing Purposes, including:

(i)                                     participating in reasonable and customary due diligence at times and at locations reasonably acceptable to the Company;

(ii)                                  assisting in the preparation of customary materials for rating agency presentations, business projections, road show materials, lender presentations and similar documents that are customarily required in financings of the type contemplated by the Financing or any Alternative Financing, including a customary confidential information memorandum to be used in the syndication of the Financing and any other information reasonably requested by Buyer and the Financing Sources with respect to the Company’s business, and other customary materials to be used in connection with arranging, syndicating, underwriting or placement, and obtaining the Financing or any Alternative Financing, including furnishing records, data or other information necessary to support any statistical information or claims relating to the Company’s business appearing in the aforementioned marketing materials;

(iii)                               cooperating with Buyer’s legal counsel in connection with providing information as is reasonably necessary for Buyer’s legal counsel to provide any customary legal opinions that such legal counsel may be required to deliver in connection with financings of the type contemplated by the Financing or any Alternative Financing;

(iv)                              assisting Buyer in obtaining any corporate credit and family ratings from any ratings agencies, and any interest hedging arrangements, and any definitive financing documents or other certificates and documents, in each case that is customary in connection with financings of the type contemplated by the Financing or any Alternative Financing, as may be reasonably requested by Buyer to facilitate the Financing or any Alternative Financing, including reasonably facilitating the taking of all corporate, limited liability company, partnership or other similar actions by the Acquired Companies that are reasonably necessary to permit the consummation of the Financing, including the provision of guarantees and the pledging of collateral, provided that no such documentation shall be effective until the Closing Date has occurred;

(v)                                 making their senior management reasonably available for meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the Financing), due diligence sessions, drafting session, rating agency presentations and customary “roadshow” presentations;

(vi)                              causing their independent accountants to provide, consistent with customary practice and as necessary for financings of the type contemplated by the Financing or any Alternative Financing, assistance and cooperation in the Financing or any Alternative Financing, including (A) providing any necessary customary consents to use their audit reports relating to the business of the Acquired Companies and (B) providing any customary “comfort” (including “negative assurance comfort”) letters;

(vii)                           furnishing Buyer and the Financing Sources as promptly as reasonably practicable following request therefor with information regarding the Company’s business as is customarily required in connection with the execution of financings of a type similar to the Financing or as otherwise reasonably requested by Buyer in connection therewith, including (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Companies for the two most recently completed fiscal years ended at least 90 days before the Closing Date, (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Companies for June 30, 2019 and any subsequent interim financial period ended at least 45 days prior to the Closing Date, and for the comparable period of the prior fiscal year and (C) all information necessary for Buyer to prepare a customary pro forma combined balance sheet as of the end of the most recent period for which financial statements were delivered pursuant to clause (A), and customary pro forma statements of operations for the most recently completed four-fiscal quarter period of the Acquired Companies ended at least 45 days before the Closing Date and for the preceding four-fiscal quarter period, prepared after giving effect to the Contemplated Transactions, in each case of the foregoing clauses (A)-(C) prepared in accordance with applicable provisions of GAAP (all such information and documents in this Section 5.9(e)(vii), together with (I) any replacements or restatements of any of the foregoing, and any supplements thereto, (II) consents of the Company’s accountants for use of their reports in any marketing materials relating to the Financing and (III) authorization letters referred to in clause (ix) below, the “Required Information”);

(viii)                        at least three Business Days prior to the Closing, providing documentation and other information about the Acquired Companies as is reasonably requested in writing by Buyer at least ten Business Days prior to the Closing in connection with the Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act;

(ix)                              providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);

(x)                                 delivering notices of prepayment, termination or redemption within the time periods required by the relevant agreements governing the Acquired Companies’ existing Indebtedness, obtain customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and give any other necessary notices, to allow for the payoff, discharge and termination in full on the Closing, of all of the Acquired Companies’ existing Indebtedness;

(xi)                              cooperating with Buyer’s efforts to obtain corporate and facilities ratings, consents to be effective at or immediately after Closing, landlord waivers and estoppels to be effective at or immediately after Closing, non-disturbance agreements to be effective at or immediately after Closing, non-invasive environmental assessments, surveys and title insurance to be effective at or immediately after Closing and legal opinions relating to any of the foregoing, as applicable (including providing reasonable access to Buyer and its directors, managers, officers, employees, agents, attorneys, consultants, professional advisors, financing sources or other representatives to all Leased Real Property) as reasonably requested by Buyer; and

(xii)                           taking such other actions as reasonably requested by Buyer or the Financing Sources to facilitate the satisfaction on a timely basis of all the conditions precedent to the Financing.

The Company shall use commercially reasonable efforts to supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the Knowledge of the Acquired Companies, contains any material misstatement of fact or omits to state any material fact necessary to make such information, taken as a whole, not misleading in any material respect promptly after gaining knowledge thereof.

(f)                                   Notwithstanding anything in this Section 5.9 to the contrary, nothing in Section 5.9(e) will require such cooperation to the extent that it would:

(i)                                     unreasonably disrupt or interfere with the business or operations of the Company or any of its Affiliates;

(ii)                                  require the Company or any of its Affiliates to pay any fees, incur or reimburse any out-of-pocket costs or expenses or other Liability, or make any payment in connection with the Financing or any Alternative Financing (except to the extent subject to Buyer’s obligation to reimburse such Person therefor in accordance with this Section 5.9(f));

(iii)                               require the Company or any of its Affiliates to enter into any Contract, or agree to any change or modification of any Contract, other than, in the case of the

Acquired Companies, Contracts or modifications to contracts that are not effective prior to the occurrence of the Closing and that would not be effective if the Closing does not occur;

(iv)                              violate the terms of any governing documents of any Acquired Company or any Affiliate of the Acquired Companies, violate applicable Law or result in the contravention of, or that would reasonably be expected to result in, a material violation or breach of, or default under, any Contract to which the Company or any Affiliate of the Company is a party;

(v)                                 reasonably be expected to cause any representation or warranty in this Agreement to be breached by the Acquired Companies; or

(vi)                              could reasonably be expected to cause the Company or any of its Affiliates or any of their respective directors, officers or employees or stockholders to incur any personal Liability (except to the extent subject to Buyer’s obligation to reimburse such Person therefor in accordance with this Section 5.9(f)).

Buyer shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) paid by the Company (prior to the Closing Date) or any of its Affiliates or their respective representatives in connection with the Financing or any Alternative Financing or any of the Company’s obligations under this Section 5.9.

(g)                                  The Company hereby consents to the reasonable use of the Acquired Companies’ logos in connection with the Financing or any Alternative Financing; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies.

(h)                                 Neither the Acquired Companies nor any of their respective Affiliates shall have Liability to Buyer in respect of any financial statements, other financial information or data or other information or cooperation provided pursuant to this Section 5.9 except as expressly provided in this Agreement.

(i)                                     The Acquired Companies shall not announce, issue, offer, place or arrange any competing debt securities or commercial bank or other syndicated credit facilities (excluding (i) the Financing, (ii) indebtedness of the Acquired Companies permitted to be incurred or issued prior to, or to remain outstanding upon, Closing and (iii) other indebtedness incurred in the Ordinary Course of Business of the Acquired Companies for capital expenditures) if such announcement, issuance, offering, placement or arrangement could reasonably be expected to materially impair the primary syndication of the Financing.

Section 5.10                                               280G Approval.  The Acquired Companies shall (a) no later than five Business Days prior to the Closing Date, solicit from each “disqualified individual” with respect to any Acquired Company (within the meaning of section 280G(c) of the Code) who could otherwise receive any payment or benefits that would constitute a “parachute payment” (within the meaning of section 280G(b)(2)(A) of the Code) a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that all remaining payments or benefits, if any, shall not be deemed to be “excess parachute payments” (within the meaning of section 280G of the Code) and (b) no later than three Business Days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a shareholder vote (along with adequate disclosure satisfying the requirements of section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive the Waived 280G Benefits. The Company shall provide drafts of such waivers and approval materials to Buyer for its review and comment no later than two Business Days prior to soliciting such waivers and soliciting such approval, and the Company shall consider any comments provided by Buyer in good faith. If any of the Waived 280G Benefits fail to be approved in accordance with the requirements of section 280G(b)(5)(B) as contemplated above, such Waived 280G Benefits shall not be made or provided. Prior to the Closing, the Company shall deliver to Buyer evidence reasonably acceptable to Buyer that a vote of the shareholders of the Company was solicited in accordance with the foregoing provisions of this Section 5.10 and that either (i) the requisite number of votes of the shareholders of the Company was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.

Section 5.11                                               Further Assurances.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Parties shall act in good faith and (other than the Representative) use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions specified in ARTICLE II to be satisfied and to consummate and make effective the Contemplated Transactions as promptly as practicable after the date hereof.

ARTICLE VI
CERTAIN TAX MATTERS

Section 6.1      Certain Tax Matters.  The following provisions shall govern the allocation of responsibility as between Buyer, the Company and the Effective Time Holders for certain Tax matters following the Closing Date:

(a)                                 For purposes of this Agreement, in the case of Taxes arising in a Straddle Period: (i) the amount of any Taxes based on or measured by income, sales, receipts, or payroll of the Acquired Companies for the Pre-Closing Tax Period shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of the Acquired Companies for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the close of the Closing Date and (ii) the amount of other Taxes of the Acquired Companies for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the day immediately preceding the Closing Date, and the denominator of which is the number of days in such Straddle Period.

(b)                                 Buyer shall prepare or cause to be prepared (and shall file or cause to be filed) all Tax Returns for the Acquired Companies for any Pre-Closing Tax Period (but excluding

Straddle Periods) consistent with the Acquired Companies’ past practice. Buyer shall permit Representative to review and comment on each Pre-Closing Tax Period Tax Return at least 30 days before such Tax Return is required to be filed and shall make any changes reasonably requested by Representative. Following the Closing, Buyer shall cause the Surviving Corporation to pay the Taxes shown as payable on such Pre-Closing Tax Period Tax Returns, subject to any right of Buyer to indemnification pursuant to this Agreement. Unless otherwise required by applicable Law, Buyer shall not, and shall not cause or permit any Acquired Company, to (i) amend any such Tax Returns filed with respect to any Pre-Closing Tax Periods in any manner adverse to the Effective Time Holders, or (ii) make any Income Tax election that has retroactive effect to any Pre-Closing Tax Periods, in each case without the prior written consent of Representative, which shall not be unreasonably withheld, conditioned or delayed.  Buyer shall prepare and file, or cause to be prepared and filed, all other Tax Returns required to be filed by the Acquired Companies.  Buyer shall provide Representative with each Tax Return for any Straddle Period no later than 30 days prior to the due date for such Tax Return (taking into account applicable extensions of time to file) for Representative’s review.  Buyer shall cause the Surviving Corporation to pay or cause to be paid all Taxes with respect to such Straddle Period Tax Returns, subject to Buyer’s right of indemnification pursuant to this Agreement with respect to the Taxes of such Straddle Period attributable to the portion of the Straddle Period ending on and including the Closing Date (“Pre-Closing Straddle Taxes”) as determined in accordance with Section 6.1(a).

(c)                                  Any Tax refunds that are received by Buyer or the Acquired Companies, and any amounts credited against Tax in lieu of a cash Tax refund to which Buyer or any of the Acquired Companies become entitled, that relate to any Pre-Closing Tax Period, except to the extent of refunds or credits related to the claiming of an Australian Foreign Income Tax Offset in accordance with the Income Tax Assessment Act 1997 and the impact of such on the Acquired Companies’ United States Tax Returns, shall be for the account of the Effective Time Holders (excluding any refund or credit attributable to any loss in a Tax year or portion thereof beginning after the Closing that is carried back to a Pre-Closing Tax Period).  Within ten Business Days thereof, Buyer shall pay over to the Paying Agent (or the Surviving Corporation in respect of Company Options) on behalf of the Effective Time Holders any refund to which the Effective Time Holders are entitled received or the amount of any such credit applied to actually reduce Taxes.

(d)                                 Buyer, the Acquired Companies, and Representative shall cooperate fully, as and to the extent reasonably requested by the other Parties, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer, the Acquired Companies and Representative agree to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any Pre-Closing Tax Period or Straddle Period until expiration of the statute of limitations (taking into account any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority.

(e)                                  Any dispute under this Section 6.1 shall be referred to the Dispute Firm.  The Parties shall make consistent use of the final determination made by the Dispute Firm for all

Tax purposes.  The fees and costs of the Dispute Firm shall be borne by the Buyer, on one hand, and Representative (solely on behalf of the Effective Time Holders), on the other hand, as described in Section 1.8(c), mutatis mutandis.  To the extent permitted by applicable Law, any adjustments made pursuant to this Section 6.1 shall be treated as adjustments to the Merger Consideration.

(f)                                   After the Closing, Buyer shall notify Representative in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on the Acquired Companies (“Tax Proceeding”) which, if determined adversely to the taxpayer, could be grounds for payment of Taxes by the Effective Time Holders under this Agreement. After the Closing, Representative shall notify Buyer in writing of any Tax Proceeding relating to the Acquired Companies, notice of which is received by the Effective Time Holders or any of their Affiliates with respect to any taxable period. Notices required to be given by or to Buyer or the Representative shall contain factual information (to the extent known to the Buyer or Representative, as the case may be) describing the asserted Tax Liability in reasonable detail and shall include copies of any notice or other document received from any Tax authority in respect of any such asserted Tax Liability. In the case of a Tax Proceeding that relates to any Pre-Closing Tax Period that is not part of a Straddle Period, Representative shall conduct and defend such Tax Proceeding, provided the Surviving Corporation and Buyer shall have the right to participate (at their own expense) in any such Tax Proceeding. If Representative fails to conduct a defense of any such Tax Proceeding, the Surviving Corporation and Buyer may do so and may settle or compromise the Tax Proceeding at their sole discretion. Representative (solely on behalf of the Effective Time Holders) will reimburse the Surviving Corporation or Buyer for all reasonable expenses incurred in this event. The Surviving Corporation’s or Buyer’s right to participate shall include the right to receive copies of all correspondence from any Tax authority relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any such Tax Proceeding, and Representative shall consider in good faith any comments provided by the Surviving Corporation or Buyer. Representative may not settle or compromise any Tax Proceeding for any Pre-Closing Tax Period without prior written consent of Buyer. The Surviving Corporation or Buyer shall conduct and defend any Tax Proceeding that relates to a Straddle Period. Representative may participate at the Effective Time Holders’ expense. The Surviving Corporation or Buyer may settle or compromise any Tax Proceeding that relates to a Straddle Period. This Section 6.1(f), and not ARTICLE VII, shall apply to any Tax Proceedings.

(g)                                  Buyer and Representative further agree, upon request from the other, to use their commercially reasonable efforts to obtain any certificate or other document from any Tax authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed.

(h)                                 All Tax sharing agreements or similar agreements with respect to or involving the Acquired Companies shall be terminated as of the Closing Date and, after the Closing Date, no Acquired Company shall be bound thereby or have any Liability thereunder.

ARTICLE VII
INDEMNIFICATION

Section 7.1                                                      Survival of Representations and Warranties.  All representations, warranties, covenants and agreements set forth in this Agreement or in any writing or certificate delivered in connection with this Agreement shall survive the Closing Date.  Notwithstanding the foregoing and except with respect to fraud, no Party shall be entitled to recover for any Loss pursuant to Section 7.2(a)(i) or Section 7.2(b)(i) unless written notice of a claim thereof is delivered to the applicable Party prior to the Applicable Limitation Date.  For purposes of this Agreement, the term “Applicable Limitation Date” means the date that is the 18-month anniversary of the Closing Date; provided, that the Applicable Limitation Date in respect of a breach or inaccuracy of any Fundamental Representation shall be the date that is 90 calendar days after the expiration of the applicable statute of limitations.  Any matter as to which a claim has been asserted by timely notice that is pending or unresolved at the end of the Applicable Limitation Date will continue to be covered by this Agreement until such matter is finally terminated or otherwise resolved under this Agreement or by a court of competent jurisdiction, and any amounts payable under this Agreement are finally determined and paid.  Notwithstanding anything herein to the contrary, claims for willful breach, intentional misrepresentation, or fraud on the part of any party shall survive indefinitely.

Section 7.2                                                      General Indemnification.

(a)                                 Subject to Section 7.2(c), each of the Effective Time Holders, severally (and not jointly) pro rata based upon each Effective Time Holder’s Pro Rata Share (except to the extent paid from the General Escrow Amount, in which case such indemnity shall be joint and several), agrees to indemnify and defend the Buyer Indemnified Parties and save and hold each of them harmless from and against and pay on behalf of or reimburse such Buyer Indemnified Parties for any and all Losses which any such Buyer Indemnified Party may suffer, sustain or become subject to as a result of, arising from, in connection with, by virtue of or related to:

(i)                                     any inaccuracy or breach of any representation or warranty of the Acquired Companies set forth in ARTICLE III or in any Transaction Document delivered by any Acquired Company or any Effective Time Holder, in all cases without giving effect to any qualifications as to materiality, Material Adverse Effect or similar qualifications;

(ii)                                  any breach or non-fulfillment of any covenant, agreement or other provision by the Company or any Effective Time Holder under this Agreement, the Schedules or any certificate furnished by or on behalf of the Company or Effective Time Holders pursuant to this Agreement which covenant, agreement or other provision, with respect to the Company, is required to be performed on or prior to the Closing;

(iii)                               any Transaction Expenses to the extent not included in Final Transaction Expenses or any Indebtedness to the extent not included in Final Indebtedness;

(iv)                              any claims arising out of the inaccuracy of the information set forth on the Payout Spreadsheet;

(v)                                 any claims arising out of or related to the cancellation of the Company Options;

(vi)                              Pre-Closing Taxes (except to the extent of an increase to Pre-Closing Taxes related to the claiming, after the Closing, of an Australian Foreign Income Tax Offset in accordance with the Income Tax Assessment Act 1997 and the impact of such on the Acquired Companies’ United States Tax Returns);

(vii)                           the matters identified on Schedule 7.2(a)(vii); and

(viii)                        any claim for appraisal or dissenters’ rights, including any payment in respect of Dissenting Shares in excess of the Per-Share Merger Consideration.

(b)                                 Buyer shall indemnify and defend the Effective Time Holders and save and hold each of them harmless from and against any Losses which the Effective Time Holders may suffer, sustain or become subject to as a result of, in connection with or by virtue of (i) any inaccuracy or breach of any representation or warranty of Buyer or Merger Sub under this Agreement or in any Transaction Document delivered by Buyer or Merger Sub, in all cases without giving effect to any qualifications as to materiality, material adverse effect or similar qualifications or (ii) any breach or non-fulfillment of any covenant, agreement or other provision by Buyer or Merger Sub under this Agreement, the Schedules or any certificate furnished by or on behalf of Buyer or Merger Sub pursuant to this Agreement.

(c)                            The Effective Time Holders shall not be liable to Buyer Indemnified Parties for any Loss pursuant to Section 7.2(a)(i) (other than with respect to Fundamental Representations) until the aggregate amount of all such Losses that the Effective Time Holders would, but for this clause, be liable exceeds $700,000 in the aggregate (the “Deductible”), in which case the Effective Time Holders shall be liable for all such Losses in excess of the Deductible.  In addition, the Effective Time Holders shall not be liable to Buyer Indemnified Parties for any Loss pursuant to Section 7.2(a)(i) (other than with respect to Fundamental Representations) to the extent the aggregate amount of all Losses previously indemnified by the Effective Time Holders pursuant to Section 7.2(a)(i) (other than with respect to Fundamental Representations) exceeds $14 million (the “Cap”).   Notwithstanding anything to the contrary contained herein, the Deductible and the Cap shall not apply with respect to any Loss arising from or related to (and such Loss shall not be counted toward the Cap) (1) fraud, (2) breaches or inaccuracies of the Fundamental Representations, or (3) the matters set forth in Section 7.2(a)(ii) through (viii).  Absent a claim for fraud, each Effective Time Holder’s maximum liability pursuant to this ARTICLE VII shall be limited to an amount equal to such Effective Time Holder’s Pro Rata Share multiplied by the sum of $140 million plus the amount of any Earn-Out earned pursuant to Section 1.17.

(d)                                 Buyer shall not be liable to the Effective Time Holders for any Loss pursuant to Section 7.2(b)(i) (other than with respect to Fundamental Representations) until the aggregate amount of all such Losses that Buyer would, but for this clause, be liable exceeds the Deductible, in which case Buyer shall be liable for all such Losses in excess of the Deductible.  In addition, Buyer shall not be liable to the Effective Time Holders for any Loss pursuant to Section 7.2(b)(i) (other than with respect to Fundamental Representations) to the extent the aggregate amount of all Losses previously indemnified by Buyer pursuant to Section 7.2(b)(i) (other than with respect to Fundamental Representations) exceeds the Cap.   Notwithstanding

anything to the contrary contained herein, the Deductible and the Cap shall not apply with respect to any Loss arising from or related to (and such Loss shall not be counted toward the Cap) (1) fraud, (2) breaches or inaccuracies of the Fundamental Representations, or (3) the matters set forth in Section 7.2(b)(ii).  Absent a claim for fraud, Buyer’s maximum liability pursuant to this ARTICLE VII shall be limited to an amount equal to the Final Merger Consideration.

(e)                                  Each Person entitled to indemnification under this Section 7.2 acknowledges that it has a duty to take commercially reasonable steps required by applicable Law to mitigate all Losses after becoming aware of any event which gives rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith.  The amount of any Loss subject to indemnification under Section 7.2(a) or Section 7.2(b) shall be calculated net of any insurance proceeds actually recovered by the Indemnitee, net of any retropremiums and costs of recovery actually incurred by the Indemnitee in procuring such proceeds or recovery, if any.  In the event that an insurance recovery is made by any Indemnitee with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of such recovery, up to the amount indemnified, shall be made promptly to the Indemnitor, net of any retropremiums and costs of recovery actually incurred following the Closing by the Indemnitee in procuring such proceeds, if any.

Section 7.3                                                      Manner of Payment; Right of Offset.  Any indemnification payable to a Buyer Indemnified Party pursuant to Section 7.2(a) shall be payable (a) first, in Buyer’s sole discretion, either (i) as an offset against any amounts then owed pursuant to the Earn-Out or (ii) from the General Escrow Amount, and (b) second, in the event the General Escrow Amount is exhausted and no amounts are then owed pursuant to the Earn-Out, subject to the limitations set forth in this Agreement, by recovery from each of the Effective Time Holders, severally (and not jointly) pro rata based on their respective Pro Rata Shares. All indemnification payments under this ARTICLE VII shall be deemed adjustments to the Final Merger Consideration.  If Buyer elects to offset any amounts owed pursuant to this ARTICLE VII against any Earn-Out, then, notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt, the amount of Earn-Out otherwise payable by Buyer will be deemed to have been so paid and then repaid by the Effective Time Holders, and will be reported in that manner on all Tax forms and other required filings.

Section 7.4                                                      Claims.

(a)                                 Any party making a claim for indemnification under Section 7.2 (an “Indemnitee”) shall notify the indemnifying party (which, as it applies to the Effective Time Holders, shall mean Representative, except for provisions relating to an obligation to make or a right to receive any payments) (an “Indemnitor”) of the claim in writing as promptly as practicable, but in any event within 30 days following receiving written notice of any Proceeding or other claim against it (if by a third party), describing in reasonable detail the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve an Indemnitor of its obligations hereunder, except to the extent that (and only to the extent that) an Indemnitor is prejudiced thereby in its ability to defend the claim, in which case such Loss shall be reduced by the amount that reasonably could have been avoided had the indemnifying party been promptly notified.  If the Indemnitor shall object to such notice of claim, the Indemnitor shall simultaneously deliver a notice to the Indemnitee and, if an Effective Time Holder is the Indemnitor, to the Escrow Agent in accordance with the Escrow Agreement, within

20 Business Days after the Indemnitee’s delivery of the notice of claim. If a notice of objection shall not have been so delivered within such 20 Business Day period, all Indemnitors shall be conclusively deemed to have acknowledged the correctness of the claim or claims specified in the applicable notice for the full amount thereof, and the indemnifiable Losses set forth therein shall be promptly paid to the Indemnitees in accordance with this Agreement.

(b)                                 Any Indemnitor (which, as it applies to the Effective Time Holders, shall mean Representative) shall be entitled to participate in the defense of such Proceeding or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense (in the case of the Representative, at the Effective Time Holders’ expense). If an Indemnitor acknowledges that a third party claim is a claim for which the Indemnitor must indemnify the Indemnitee, then the Indemnitor may elect to conduct the defense thereof using counsel reasonably acceptable to the applicable Indemnitee; provided that (i) the Indemnitor shall notify the Indemnitee of its election to defend such claim within 20 Business Days after delivery of the notice described in Section 7.4(a), (ii) the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, so long as all fees and expenses of such separate counsel shall be borne by the Indemnitee, provided, however, that such Indemnitee shall be entitled to participate in such defense with separate counsel at the expense of the Indemnitor (in the case of the Representative, at the Effective Time Holders’ expense) if so requested by the Indemnitor to participate, or if representation of both the Indemnitee and the Indemnitor by the same counsel would create a non-waivable conflict of interest (or potential non-waivable conflict of interest), (iii) Representative (on behalf of the Effective Time Holders) shall not be entitled to assume control of such defense if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation or otherwise seeks a finding or admission of a violation of Law by the Indemnitee, (B) the claim seeks relief against the Buyer Indemnified Party other than the payment of monetary damages or could result in the imposition of an Order, injunction or decree, (C) the Buyer Indemnified Party reasonably believes in good faith that the Loss relating to such claim could exceed the maximum amount that the Buyer Indemnified Party could then be entitled to recover under the applicable provisions of this ARTICLE VII, or (D) the claim relates to any ongoing business of the Indemnitee or has been initiated by a Governmental Entity, and (iv) if an Indemnitor shall control the defense of any such claim, such Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a claim or ceasing to defend such claim.  The Indemnitor shall not settle or compromise any such third-party claim, unless the Indemnitee is given a full, complete and unconditional release of any and all Liability by all relevant parties relating thereto. If the Indemnitor fails or is unable so to elect to assume the primary defense of any such third-party claim, the Indemnitee may (but need not) do so.

(c)                                  The Parties shall cooperate with each other with respect to the defense of any third-party claims and shall keep each other reasonably informed with respect thereto.

(d)                                 Each Indemnitee and Indemnitor shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a third-party claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 7.5                                                      Claims Unaffected by Investigation.  The right of a Buyer Indemnified Party to indemnification or to assert or recover on any claim shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy of or compliance with, any of the representations, warranties, covenants or agreements set forth in this Agreement or any other Transaction Document. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants or agreements.

Section 7.6                                                      Indemnification Sole and Exclusive Remedy.  Except with respect to claims for (a) specific performance of covenants and agreements, (b) fraud and (c) any Tax matters under Section 6.1, following the Closing, indemnification pursuant to this ARTICLE VII shall be the sole and exclusive remedy of the Buyer and Effective Time Holders and any parties claiming by or through such parties (including the Buyer Indemnified Parties) related to or arising from any breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement and none of Buyer, Merger Sub, the Company, or any Effective Time Holder shall have any other rights or remedies in connection with any breach of this Agreement or any other Liability arising out of the negotiation, entry into or consummation of the Contemplated Transactions, whether based on contract, tort, strict liability, other Laws or otherwise, except in the case of any cause of action based on fraud.  All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth in this ARTICLE VII.  For the avoidance of doubt, any adjustments made to the Final Merger Consideration pursuant to Section 1.8 shall not be considered “remedies” for purposes of this Section 7.6 and shall not be limited by the terms of this Section 7.6.  Nothing in this Section 7.6 shall alter any Person’s rights in the case of fraud.

ARTICLE VIII
TERMINATION

Section 8.1                                                      Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 by mutual written consent of Buyer and the Company;

(b)                                 by written notice from Buyer to the Company, if the Effective Time Holders or the Company breaches any of its respective representations or warranties in this Agreement or any of the Effective Time Holders or Company breaches or fails to perform any of their respective covenants contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to Buyer’s and Merger Sub’s obligations to consummate the Contemplated Transactions set forth in Section 2.1 or Section 2.3 not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the Company, cannot be cured or has not been cured by the earlier of the Outside Date and ten Business Days after the delivery of such notice;

(c)                                  by written notice from the Company to Buyer, if Buyer or Merger Sub breaches any of its representations or warranties contained in this Agreement or Buyer or Merger Sub breaches or fails to perform any of its covenants contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to Company’s and Effective Time Holders’ obligations to consummate the Contemplated Transactions set forth in Section 2.1 or

Section 2.2 not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Buyer, cannot be cured or has not been cured by the earlier of the Outside Date and ten Business Days after the delivery of such notice;

(d)                                 by either Buyer or the Company, by written notice to the other, if any applicable Law is in effect that prohibits or otherwise makes the consummation of the Contemplated Transactions illegal or any final and non-appealable Order is in effect prohibiting, restraining, materially delaying, restructuring, enjoining or restricting the consummation of the Contemplated Transactions; provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to (i) Buyer, if the failure of Buyer or Merger Sub to fulfill any obligation under this Agreement or the breach of any of the representations or warranties contained in ARTICLE IV results in or causes such Order or other action; (ii) the Company, if the failure by the Company, any Effective Time Holder or any Acquired Company to fulfill any obligation under this Agreement or the breach of any of the representations or warranties contained in ARTICLE III results in or causes such Order or other action; or (iii) any Party that brings or initiates a Proceeding that causes such Order or other action;

(e)                                  by either Buyer or the Company, by written notice to the other, if the Closing shall not have occurred on or before January 6, 2020 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.1(e) shall not be available to (i) Buyer, if the failure of Buyer or Merger Sub to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date or (ii) the Company, if the failure by any Effective Time Holder or any Acquired Company to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date;

(f)                                   by written notice from Buyer to the Company if any required Consent is issued contingent upon, or Buyer becomes aware that such Consent will be issued contingent upon, Buyer or any of its Affiliates or any Acquired Company taking any action that would require the consent of Buyer pursuant to Section 5.4(d); or

(g)                                  by written notice from Buyer to the Company if (i) the Shareholder Written Consent is not delivered to Buyer on or before 11:59 p.m. Central Time on the day following the date hereof or (ii) at any time after delivery of the Shareholder Written Consent, the Shareholder Written Consent is revoked, amended or modified.

Section 8.2                                                      Effect of Termination.  In the event of termination of this Agreement by either Buyer or the Company as provided in Section 8.1, this Agreement will be void (except for the provisions set forth in Section 5.6, this Section 8.2 and ARTICLE IX, which shall remain in full force and effect) and there will be no Liability hereunder on the part of any Party, except that nothing herein will relieve any Party from any Liability resulting or arising from any material breach of this Agreement prior to such termination and the terminating Party’s right to pursue all legal remedies in such case will survive such termination.

ARTICLE IX
MISCELLANEOUS

Section 9.1                                                      Representative.

(a)                                 Appointment.  By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Effective Time Holder shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC as the Representative for all purposes in connection with this Agreement and the agreements ancillary hereto.  Each Effective Time Holder hereby irrevocably appoints Representative as the agent, proxy and attorney-in-fact for such Effective Time Holder for all purposes of this Agreement (including the full power and authority to act on such Effective Time Holder’s behalf for all purposes under this Agreement and the Transaction Documents, including the authority (a) to consummate the Contemplated Transactions, including to execute, deliver and perform the Escrow Agreement, (b) to direct the disbursement of any funds or stock received hereunder to each Effective Time Holder, (c) to endorse and deliver any certificates or instruments of assignment as Buyer shall reasonably request, (d) to execute and deliver on behalf of such Effective Time Holder any amendment, waiver, ancillary agreement and documents on behalf of any Effective Time Holder that Representative deems necessary or appropriate, (e) to take all other actions to be taken by or on behalf of such Effective Time Holder in connection herewith or therewith, including under the Escrow Agreement, (f) to negotiate, settle, compromise and otherwise handle any dispute or claims made by Buyer Indemnified Parties under this Agreement, including adjustments to the Initial Merger Consideration and all claims for indemnification made by any Buyer Indemnified Party, (g) to refrain from enforcing any right of the Effective Time Holders arising out of or under or in any manner relating to this Agreement or any Transaction Document, (h) to engage special counsel, accountants and other advisors and incur such other expenses on behalf of the Effective Time Holders in connection with any manner arising under this Agreement or any Transaction Document, (i) to give and receive notices under this Agreement or any Transaction Document, (j) to waive any condition or provision of this Agreement or any Transaction Document, and (k) to do each and every act and exercise any and all rights and power which such Effective Time Holders collectively are permitted or required to do or exercise under this Agreement or such rights and power that are reasonably incidental thereto).  Each Effective Time Holder agrees that such agency and proxy are coupled with an interest, are therefore irrevocable and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Effective Time Holder.  All decisions and actions (including the execution of any agreement or document) by Representative on behalf of any Effective Time Holder (to the extent authorized by this Agreement) shall be binding upon such Effective Time Holder, and no such Effective Time Holder shall have the right to object, dissent, protest or otherwise contest the same.  Each Effective Time Holder agrees that Buyer shall be entitled to rely on any action taken by Representative, on behalf of such Effective Time Holder, pursuant to this Section 9.1(a), and that each such action shall be binding on each Effective Time Holder as fully as if such Effective Time Holder had taken such action.  The Buyer Indemnified Parties are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of Representative.

(b)                                 No Liability; Expenses.

(i)                                     All acts of Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Effective Time Holders and not of Representative individually. Representative will incur no liability to the Effective Time Holders of any kind with respect to any action or omission by the Representative in connection with the Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Representative’s gross negligence or willful misconduct. Representative shall not be liable to any Effective Time Holder for any action or omission pursuant to the advice of counsel.  Representative shall not by reason of this Agreement or the Escrow Agreement have a fiduciary relationship in respect of any Effective Time Holder. Any expenses or taxable income incurred by Representative in connection with the performance of its duties under this Agreement, the Escrow Agreement or any agreements ancillary hereto shall not be the personal obligation of Representative but shall be payable by and attributable to the Effective Time Holders based on each such Person’s Pro Rata Share. The Effective Time Holders shall indemnify, defend and hold harmless Representative, severally and not jointly, based on such Person’s Pro Rata Share, from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Effective Time Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Representative by the Effective Time Holders, any such Representative Losses may be recovered by the Representative from (i) the funds in the Representative Reserve, (ii) the Adjustment Escrow Amount and the General Escrow Amount at such time as remaining amounts would otherwise be distributable to the Effective Time Holders, and (iii) from the Earn-Out at such time as any such amounts would otherwise be distributable to the Effective Time Holders; provided, that while this section allows the Representative to be paid from the aforementioned sources of funds, this does not relieve the Effective Time Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. In no event will the Representative be required to advance its own funds on behalf of the Effective Time Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Effective Time Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative under this section.  The foregoing indemnities will survive the Closing, the resignation or removal of the Representative or the termination of this Agreement.

(ii)                                  Buyer shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by, and the actions of, or the failure to act by, Representative. Buyer shall not be liable to any Effective Time Holder for Losses sustained by any such Person, arising out of or related to the performance of, or failure to perform by, Representative of its obligations set forth in this Agreement, as applicable, nor shall the actions of, or the failure to act by, Representative be used as a defense by an Effective Time Holder against any claim for Losses pursuant to this Agreement.

(c)                                  Representative Reserve.  At the Closing, Buyer or the Surviving Corporation will deposit into an account designated by Representative, $200,000 (the “Representative Reserve”).  The Representative Reserve may be applied as Representative, in its sole discretion, determines to be appropriate to defray, offset, or pay any third party charges, fees, costs, Liabilities or expenses that Representative incurred in connection with the Contemplated Transactions, including in connection with the evaluation or defense of any claim for indemnification under this Agreement or the Escrow Agreement and Representative’s portion of the fees payable to the Dispute Firm pursuant to Section 1.8(b), Section 1.17(d) or Section 6.1(e), if any. The Effective Time Holders will not receive any interest or earnings on the Representative Reserve and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. The Representative will not be liable for any loss of principal of the Representative Reserve other than as a result of its gross negligence or willful misconduct. The Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Following the termination of the escrow accounts under the Escrow Agreement, the balance of the Representative Reserve held pursuant to this Section 9.1(c), if any, less any reserve established by Representative in connection with pending claims under the Escrow Agreement, shall be distributed to the Effective Time Holders as part of and on the same terms and conditions as the distribution of any remaining General Escrow Amount under the Escrow Agreement.  Notwithstanding the foregoing, following the final distribution of the General Escrow Amount pursuant to the terms of the Escrow Agreement, Representative, when Representative determines, in its sole discretion, that such distribution is appropriate, shall deliver any remaining balance of the Representative Reserve to the Paying Agent for further distribution to the Effective Time Holders. For tax purposes, the Representative Reserve will be treated as having been received and voluntarily set aside by the Effective Time Holders at the time of Closing.

(d)                                 Confidentiality.  Representative shall treat confidentially and shall not disclose, except in connection with enforcing its rights under this Agreement and any Transaction Document, any nonpublic information provided by or on behalf of Buyer or any of its Affiliates or concerning any indemnification claim to anyone, except (i) if required by law and (ii) to Representative’s employees, advisors, agents or consultants and to the Effective Time Holders, in each case, who have a need-to-know such information, provided that such persons are subject to confidentiality obligations with respect hereto.

(e)                                  Survival; Successors.  All of the indemnities, immunities and powers granted to Representative under this Agreement shall survive the Effective Time or any termination of this Agreement.  The provisions of this Section 9.1 shall be binding upon the heirs, legal representatives, successors and assigns of each Effective Time Holder, and any references in this Agreement to an Effective Time Holder shall mean and include the successors to the rights of the Effective Time Holders hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

(f)                                   Removal. The Representative may be removed by the Effective Time Holders at any time.  The Representative may resign upon 20 days’ notice in the event of circumstances rendering it impracticable for the Representative to continue to effectively serve as Representative.  If the Representative resigns or is removed by the Effective Time Holders, the Effective Time Holders shall, within ten days after such removal, appoint a successor to the Representative. Any such successor shall succeed the former Representative as the Representative hereunder.

Section 9.2                                                      Press Release.  Other than as set forth in this Section 9.2, prior to the Closing, none of the parties hereto nor any of their respective representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Contemplated Transaction without the prior written consent of Buyer and the Company (which consent shall not be unreasonably withheld, conditioned or delayed).  In connection with the execution of this Agreement and at the Closing, the parties hereto (other than the Representative) will issue a press release regarding this Agreement and the Contemplated Transactions, as applicable, in each case in form and substance reasonably acceptable to all of the parties hereto (other than the Representative).  The timing and content of all press releases or public announcements regarding the Contemplated Transactions will be mutually agreed upon in advance by the parties hereto (other than the Representative). Notwithstanding the foregoing, any such press release or public announcement may be made if required by applicable Law or a securities exchange rule; provided that the party required to make such press release or public announcement shall, to the extent possible, confer with Buyer and the Company concerning the timing and content of such press release or public announcement before the same is made.

Section 9.3                                                      Expenses; Transfer Taxes.  Except as otherwise expressly provided in this Agreement, each Party shall be liable for and pay all of its own costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) in connection with the negotiation and execution of this Agreement, the performance of such Party’s obligations hereunder and the consummation of the Contemplated Transactions.  All transfer, property, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) and expenses incurred with the filing thereof shall be the responsibility of the Effective Time Holders. The Person required to do so under applicable Law shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, Buyer shall join in the execution of any such Tax Returns and other documentation.

Section 9.4                                                      Books and Records.  Except as otherwise prohibited by applicable Law or Contract, or as would be reasonably expected to violate the attorney-client or other legal privilege of Buyer or any of its Affiliates, from and after the Closing Date, Buyer shall, and shall cause the Acquired Companies to, provide Representative and its authorized representatives with reasonable access (for the purpose of examining and, at the Effective Time Holders’ cost and expense, copying), during normal business hours, to the books and records of the Acquired Companies with respect to periods or occurrences prior to or on the Closing Date in connection with any Tax or administrative matter relating to or arising out of this Agreement or the Contemplated Transactions; provided that Buyer shall not be required to maintain or preserve any such books and records other than in accordance with its general document retention policies and procedures.

Section 9.5                                                      Amendment and Waiver.  No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and (a) if prior to Closing, signed by Buyer and the Company, and, only to the extent affecting the Representative, the Representative, or (b) if after the Closing, signed by Buyer and Representative (on behalf of the Effective Time Holders).  No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent default or breach.  Notwithstanding anything to the contrary contained herein, this Section 9.5, Section 9.7, Section 9.12, Section 9.14 and Section 9.16 (and any related definitions used in such sections) may not be amended, modified or supplemented in a manner that is adverse in any respect to any Financing Source without the prior written consent of such Financing Source.

Section 9.6                                                      Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, sent by fax or by email (with hard copy to follow) (b) one Business Day after sent by reputable overnight express courier for guaranteed overnight delivery (charges prepaid), or (c) three Business Days following mailing by certified or registered mail, postage prepaid and return receipt requested.  Unless another address is specified in writing, notices, demands and communications to the Acquired Companies, Buyer, Merger Sub, Representative and the Effective Time Holders shall be sent to the addresses indicated below:

Notices to Representative:	With a copy to (which shall not constitute notice):

Shareholder Representative Services LLC	OlenderFeldman LLP
950 17th Street, Suite 1400	422 Morris Avenue
Denver, CO 80202	Summit, New Jersey 07901
Attention: Managing Director	Attention: Kurt D. Olender
Fax: (303) 623-0294	Fax: (908)-810-6631

Notices to Buyer, Merger Sub or, after the Closing, the Acquired Companies:	With a copy to (which shall not constitute notice):

Digi International Inc.	Faegre Baker Daniels LLP
9350 Excelsior Blvd.	2200 Wells Fargo Center
Suite 700	90 South Seventh Street
Hopkins, MN 55343	Minneapolis, MN 55402
Attn: General Counsel	Attention: Michael A. Stanchfield
Email: Dave.Sampsell@digi.com	Fax: (612) 766-1600
Email: Mike.Stanchfield@FaegreBD.com

Section 9.7                                                      Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party (including by operation of law) without the prior written consent of the other Parties, provided that Buyer and Merger Sub may, without the consent of any Person, assign in whole or in part their rights and obligations pursuant to this Agreement to (a) any of their Affiliates or in connection with a sale of the Equity Interests or all or substantially all of the assets of an Acquired Company or (b) the Financing Sources as collateral security for their respective obligations related to the Financing, but, in each case, any such assignment shall not relieve Buyer or Merger Sub of their respective obligations under this Agreement.

Section 9.8                                                      Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.  Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 9.9                                                      Interpretation.  The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.  The use of the word “including” herein shall mean “including without limitation.”  Words defined in the singular have the parallel meaning in the plural and vice versa.  References to “written” or “in writing” include in electronic form.  A dollar figure ($) means United States Dollars.  The word “or” is not exclusive.  Buyer, the Acquired Companies, Representative and the Effective Time Holders and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

Section 9.10                                               Entire Agreement.  This Agreement, the Transaction Documents (including the Schedules and Exhibits hereto and thereto), and the agreements and documents referred to herein and therein and, solely as between the Effective Time Holders and Representative, the Shareholder Representative Services LLC engagement letter, contain the entire agreement and understanding among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

Section 9.11                                               Counterparts; Electronic Delivery.  This Agreement, the Transaction Documents, and agreements, certificates, instruments and documents entered into in connection herewith and therewith may be executed and delivered in one or more counterparts, including delivery of signature pages by pdf or other electronic format, each of which shall be deemed an original and all of which shall be considered one and the same agreement.  No Party shall raise the delivery of signature pages by use of an electronic format or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an electronic format as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

Section 9.12                                               Governing Law; Waiver of Jury Trial; Jurisdiction.  The Law of the state of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the state of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the state of Delaware.  Each of the Parties submits to the jurisdiction of first, the Court of Chancery within New Castle County in the State of Delaware (and any appellate court thereof located within such county) and to the extent such Court of Chancery (or appellate court thereof located within such county) lacks jurisdiction over the matter, the Federal courts of the United States of America located within New Castle County in the State of Delaware (or appellate court thereof located within such county) in any action or Proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or Proceeding shall be heard and determined in any such court. Each Party also agrees not to bring any Proceeding arising out of or relating to this Agreement in any other court. Solely in connection with claims arising under this Agreement or related to the Contemplated Transactions, each Party (i) irrevocably submits to the jurisdiction of the chosen courts (and appropriate appellate courts therefrom), (ii) waives any objection to laying venue in any such action or Proceeding in the chosen courts, whether on grounds of forum non-conveniens or otherwise, (iii) to the fullest extent permitted by Law, waives any objection that the chosen courts are an inconvenient forum or do not have jurisdiction over any Party, and (iv) agrees that service of process upon such Party in any such action or Proceeding will be effective if given in accordance with Section 9.6, or U.S. Federal Rule of Civil Procedure 4(d), or a corresponding state rule of civil procedure, as applicable, and further agrees to execute a waiver of service as contemplated by such rule(s). Nothing in this Section 9.12, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final, non-appealable judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING THE FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS (INCLUDING THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT HE, SHE OR IT (I) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (II) MAKES THIS WAIVER VOLUNTARILY, AND (III) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.  Notwithstanding anything to the contrary contained herein, each of the parties hereto agrees that it will not, and will not permit any of its respective Affiliates to, bring or support any action or Proceeding relating to this Agreement or the Contemplated Transactions (whether based on contract, equity, tort or any other theory), against the Financing Sources (including any dispute arising out of or relating to the Financing or the performance thereof) in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the borough of Manhattan or, in either case, any appellate court from any thereof.

Section 9.13                                               Specific Performance.  Each Party acknowledges and agrees that the other Parties may be damaged irreparably in the event any of the provisions of this Agreement or any Transaction Document are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each Party agrees that the other Parties shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement or any Transaction Document and to seek to enforce specifically this Agreement and the Transaction Documents and the terms and provisions hereof and thereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 9.12), in addition to any other remedy to which they are entitled at law or in equity.

Section 9.14                                               No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than in respect of Buyer Indemnified Parties who are express third-party beneficiaries hereunder and entitled to enforce the obligations of Representative, Acquired Companies and Effective Time Holders hereunder).  Notwithstanding the foregoing, the Financing Sources are intended third-party beneficiaries of Section 9.5, Section 9.7, Section 9.12, this Section 9.14 and Section 9.16.

Section 9.15                                               Schedules.  All schedules attached hereto or referred to herein (the “Schedules”) and the recitals to this Agreement are each hereby incorporated in and made a part of this Agreement as if set forth in full herein.  The information disclosed in any numbered part of the Schedules shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered section in the Agreement and any other section of the Schedules to the extent the applicability of such disclosure to such other representation and warranty is reasonably apparent on its face (without examining any underlying or referenced documents).

Section 9.16                                               Non-Recourse.  The Company and each Effective Time Holder agrees, on behalf of itself and each of its Affiliates, and each of its and their controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys, trustees, administrators, managers, representatives and successors and assigns, that they shall not have, and they hereby waive, any rights or claims against any Financing Source in connection with this Agreement, the Commitment Documents or any transaction contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, and the Company and each Effective Time Holder, on behalf of itself and each of its Affiliates, and each of its and their controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys, trustees, administrators, managers, representatives and successors and assigns, agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any claim, action, suit, litigation, or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) against any Financing Source in connection with this Agreement, the Commitment Documents or any transaction contemplated hereby or thereby (including any claim, action, suit, litigation, or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) relating to the Commitment Documents and the Financing).  In furtherance of and not in limitation of the foregoing waiver, it is agreed that no Financing Source shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any Effective Time Holder (or, in each case, any of their respective Affiliates or any of their respective controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys, trustees, administrators, managers, representatives and successors and assigns) in connection with this Agreement, the Commitment Documents or any transaction contemplated hereby or thereby (including any claim, action, suit, litigation, or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) relating to the Commitment Documents or the Financing.  Without limiting the foregoing, no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature to the Company or any Effective Time Holder (or, in each case, any of their respective Affiliates or any of their respective controlling persons, shareholders, partners, members, directors, officers, employees, advisors, agents, attorneys, trustees, administrators, managers, representatives and successors and assigns).

Section 9.17                                               Conflict Waiver.       Notwithstanding that the Company has been represented by OlenderFeldman LLP (the “Firm”) in the preparation, negotiation and execution of this Agreement, the Company agrees that after the Closing the Firm may represent Representative, the Effective Time Holders or their affiliates in matters arising out of this Agreement and the transactions contemplated hereby, including in respect of any indemnification claims pursuant hereto. The Company hereby acknowledges, on behalf of itself and its affiliates, that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and it hereby waives (to the fullest extent allowed under the relevant Rules of Professional Conduct) any conflict arising out of such future representation.

ARTICLE X
CERTAIN DEFINITIONS

Section 10.1                                               Certain Definitions.  For purposes of this Agreement, capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings set forth below.

“Acquired Companies” means, together, the Company and its Subsidiaries.

“Additional Merger Consideration” means, as of any date of determination, without duplication, an aggregate amount of cash equal to the portion (if any) of the Adjustment Escrow Amount, General Escrow Amount and Representative Reserve paid or payable to the Effective Time Holders pursuant to this Agreement and the Escrow Agreement.  For the avoidance of doubt, the Additional Merger Consideration determined or calculated as of the Closing Date shall be deemed to be zero.

“Adjustment Escrow Amount” means the cash consideration consisting of $3 million.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign Income Tax Law).

“Aggregate Closing Payment” means an aggregate amount of cash equal to (a) the Initial Merger Consideration, less (b) the Adjustment Escrow Amount, less (c) the General Escrow Amount, less (d) the Representative Reserve, less (e) the aggregate exercise price of the Cash-Out Options.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Minneapolis, Minnesota are authorized by Law to close.

“Buyer Indemnified Parties” means Buyer, Merger Sub and their Affiliates (including, following the Closing, each Acquired Company) and their respective direct and indirect stockholders, members, officers, directors, employees, agents, representatives, successors, beneficiaries and assigns.

“Cash” means cash (including cash on hand and cash in bank accounts, but excluding restricted cash), cash equivalents and freely marketable securities held by the Acquired Companies, in each case as calculated in accordance with GAAP, as modified by the Accounting Principles and as adjusted for checks drawn on the Acquired Companies’ accounts or deposited but not yet cleared and wires-in-transit to and from such accounts.

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code Section shall be interpreted to include any revision of or successor to that Section regardless of how numbered or classified.

“Common Stock Equivalent Shares” means, with respect to each Effective Time Holder, the sum of (a) the aggregate number of shares of Company Common Stock held by such Effective Time Holder, plus (b) the aggregate number of shares of Company Common Stock that the shares of Company Preferred Stock held by such Effective Time Holders are convertible into, plus (c) the aggregate number of shares of Common Stock underlying the Cash-Out Options held by an Effective Time Holder, in each case, immediately prior to the Effective Time.

“Company Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company Charter” means the articles of incorporation of the Company as in effect immediately prior to the Effective Time.

“Company Option” means an outstanding option, granted pursuant to the Company Option Plan, to purchase shares of Company Common Stock.

“Company Option Plan” means the Opengear, Inc. Stock Incentive Plan for 2009, as amended.

“Company Preferred Stock” means the Series A Preferred stock and the Series B Preferred Stock.

“Company Products” means (a) the products identified on Exhibit H, together with any improvements or enhancements thereto, and (b) any products sold by the Acquired Companies after the Closing, at the direction of Buyer, as a direct replacement for any of the products identified on Exhibit H.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Taxes Payable” means the aggregate amount of all Taxes of, or payable by, the Acquired Companies with respect to any taxable period or portion thereof ending on or prior to the Closing Date that remain unpaid as of the Closing (including all Acquired Company payroll Taxes arising as a result of the Contemplated Transactions and ordinary course (including income) Taxes of the Acquired Companies for periods ending on or before the Closing Date).  Company Taxes Payable shall be calculated on a jurisdiction-by-jurisdiction basis and may not be less than zero.

“Compliant” means, with respect to the Required Information, that: (a) the independent accountants of the Company have not withdrawn, or advised Buyer, its Affiliates, its Agents or the Company that they intend to withdraw, any audit opinion with respect to any audited financial statements contained in the Required Information, (b) Buyer or the independent accountants of the Acquired Companies have not determined to undertake a restatement of any financial statements included in the Required Information (it being understood the Required Information shall be Compliant if such restatement is completed or Buyer has determined no such restatement shall be required), and (c) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the business of the Acquired Companies, necessary in order to make the statement contained in such Required Information, in the context in which it was made, not misleading.

“Consent” means any consent, Filing, novation, approval, authorization, clearance or qualification, waiver required to be obtained from, filed with or delivered to a Governmental Entity or any other Person in connection with the consummation of the Contemplated Transactions.

“Consolidated Revenue” means the aggregate amount of revenues derived from the sale, by an Acquired Company, Buyer or any of Buyer’s Affiliates, of Company Products in the ordinary course of operating the business of the Acquired Companies, excluding any revenues carried forward from prior periods or carried back from future periods, determined in accordance with GAAP as modified by the Accounting Principles.

“Contract” means any contract (written or oral), undertaking, commitment, arrangement, plan or other legally binding agreement or arrangement.

“Effective Time Holder” means (a) each holder of Company Stock as of immediately prior to the Effective Time that does not perfect such holder’s appraisal rights under the URBCA and is otherwise entitled to receive consideration pursuant to Section 1.7 of this Agreement and (b) each holder of Company Options as of immediately prior to the Effective Time that is entitled to receive consideration pursuant to Section 1.10.

“Environmental Claim” means any administrative or judicial action, suit, order, claim, proceeding or written notice by or from any Governmental Entity or any other Person alleging Liability under Environmental Laws, including Liability arising out of the Release of or exposure to any Hazardous Substance or the failure to comply with any Environmental Law or any approval or authorization issued thereunder.

“Environmental Laws” means all Applicable Laws imposing standards of conduct concerning the protection, pollution or regulation of any part of the natural environment, or pertaining to the protection, pollution or regulation of natural resources, the environment or public or employee health, including all those relating to employee health and safety and the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, control, or cleanup of any Hazardous Substances or wastes, as such of the foregoing are in effect on or prior to the Closing Date.

“Equity Interest” means, with respect to any Person, any share, unit, capital stock, limited liability company interest, membership interest, partnership interest or similar interest or other indicia of equity or equity-like ownership (including any option, warrant, profits interests or similar right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing, including any phantom interest) in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means as to any Person, any other Person which, together with such Person would be deemed, at any time within the preceding six years, as a single employer under Code Section 414 or Section 4001 of ERISA.

“Escrow Agent” means US Bank National Association.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, underwriting or placement agreements or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Final Merger Consideration” means an amount equal to (a) $140 million, (b)(i) plus the amount, if any, that Final Working Capital is greater than Target Working Capital or (ii) minus the amount, if any, that Final Working Capital is less than Target Working Capital, (c) minus the Final Indebtedness, (d) minus the Final Transaction Expenses, (e) plus the amount of Final Cash, (f) plus the aggregate exercise price of the Cash-Out Options, (g) minus the Final Company Taxes Payable, (h) plus any Earn-Out achieved.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization; Authorization), Section 3.3 (Capitalization; Subsidiaries), Section 3.10 (Tax Matters), Section 3.12 (Intellectual Property), Section 3.14 (Brokerage), Section 3.16 (Employee Benefit Plans), Section 4.1 (Organization; Authorization) and Section 4.6 (Brokerage), together with the representations and warranties of the Effective Time Holders in the Joinder Agreements and Letters of Transmittal.

“GAAP” means United States generally accepted accounting principles, as would be applicable to the Acquired Companies’ 2019 audited financial statements.

“General Escrow Amount” means the cash consideration consisting of $14 million.

“Government Official” means any (a) officer, employee, or agent of any Governmental Entity, (b) officer of a political party or a candidate for public office, or (c) officer, employee, or agent of a “public international organization,” such as the World Bank, United Nations or International Red Cross.

“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“Hazardous Substances” means all chemicals, pesticides, pollutants, contaminants, wastes or other substances for which Liability or standards of conduct may be imposed under Environmental Laws, and shall include any petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, odors, radiation and urea formaldehyde insulation.

“HSR Act” means the Hart—Scott—Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.

“Income Tax” means any Tax (other than sales, use, stamp, duty, value-added, business, goods and services, property, transfer, recording, documentary, conveyancing or similar Tax) based upon or measured by gross or net receipts of gross or net income (including any Tax in the nature of minimum taxes, tax preference items and alternative minimum taxes) and including any Liability arising pursuant to the application of Section 1.1502-6 of the Treasury Regulations or analogous or similar state, local or foreign Laws.

“Indebtedness” means, as of any time and with respect to any Person, without duplication, any Liability (including the outstanding principal amount of, and accrued and unpaid interest on such Liabilities) related to any obligations of such Person consisting of (a) indebtedness for borrowed money or with respect to deposits or advances of any kind, (b) indebtedness evidenced by any note, bond, debenture or other debt security, (c) any obligations under capitalized leases, (d) the net Liability in respect of any interest rate, currency or other hedging agreements, (e) any obligations under conditional sale or other title retention agreements, (f) obligations to pay the deferred purchase price of property or services (other than trade payables and accruals incurred in the Ordinary Course of Business), including any outstanding earn-out or similar obligations in connection with prior acquisitions, (g) Liabilities secured by a bond, note, debenture or similar instrument (including a purchase money obligation), (h) Liabilities secured by a Lien, other than a Permitted Lien, (i) Liabilities for employee bonuses, incentives, commissions, severance or similar obligations, and 50% of any Liabilities for vacation and paid time off, in each case whether recorded or unrecorded, (j) unpaid fees due to managers or directors, (k) deposits payable or deferred revenue for which cash has been received and (l) guarantees of any indebtedness of a third party of the type described in the foregoing clauses (a) through (k), in each case, as of such time. Indebtedness includes (without duplication) any and all success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any Indebtedness.  In addition, with respect to the Acquired Companies, “Indebtedness” shall include the items identified on Schedule 10.1, at the amounts set forth for each item identified therein, which amounts shall not be adjusted in calculating Estimated Indebtedness or Final Indebtedness.  Notwithstanding the foregoing, Indebtedness of the Acquired Companies shall not include any (i) undrawn letters of credit, performance bonds or similar instruments, (ii) obligations under operating leases, (iii) amounts included as Transaction Expenses, (iv) amounts included as Company Taxes Payable or (v) amounts owed by one Acquired Company to any other Acquired Company.

“Information Privacy and Security Laws” means all applicable Laws concerning the privacy or security of personal information, and all regulations promulgated thereunder, including the Gramm-Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, state social security number protection laws, state data breach notification laws, state data security and consumer protection laws, state health information privacy laws, the European Union Directive 95/46/EC, Canada’s Personal Information Protection and Electronic Documents Act, and the Privacy Act 1988 (Cth) and the Australian Privacy Principles.

“Initial Merger Consideration” means an amount equal to (a) $140 million, (b)(i) minus the amount, if any, that the Estimated Working Capital is less than the Target Working Capital or (ii) plus the amount, if any, that the Estimated Working Capital is more than the Target Working Capital (c) minus the Estimated Indebtedness, (d) minus the Estimated Transaction Expenses, (e) plus the Estimated Cash, (f) plus the aggregate exercise price of the Cash-Out Options, (g) minus Estimated Company Taxes Payable.

“Intellectual Property Rights” means all right, title and interest in to and under any and all of the following in any jurisdiction throughout the world: (a) patents, patent applications, patent disclosures, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (together with all related reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations), (b) trademarks, service marks, trade names, logos, slogans, designs, trade dress, Internet domain names, business names, corporate names, doing business designations and all other indicia of origin (and all registrations, renewals, and applications therefor and all goodwill associated therewith); (c) copyrights, copyrightable works, and other works of authorship, data and database rights  (and all registrations, renewals and applications therefor and including moral rights of authors); (d) Internet domain names, uniform resource locators, and social media accounts; (e) rights in Software; (f) inventions, invention disclosures, statutory invention registrations, trade secrets, and other confidential and proprietary business information, including  know how, processes, technologies, techniques, methods, algorithms, designs, plans, specifications, methodologies, ideas, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether or not patentable, copyrightable or reduced to practice; (g) mask work rights; and (h) other intellectual property or proprietary rights (including remedies against infringement, dilution, misappropriation or other violation thereof and rights of protection of interest therein under the laws of all jurisdictions).

“Key Employees” means each of the individuals identified on Schedule II.

“Knowledge” as used in the phrase “to the Knowledge of the Acquired Companies” or phrases of similar import means the actual knowledge of Gary Marks, William Levering, Simon Pincus, Charles Knudsen, Todd Rychecky, Marcio Saito and Richard Stevenson, in each case including what each such Person would be expected to know after reasonable inquiry.

“Law” means any applicable constitutional provision, statute or other law (including common law), rule, ordinance, code, requirement, regulation, administrative ruling, bulletin, written guidance or executive order in the United States of America, any foreign country or any domestic or foreign, international, national, state, provincial, municipal or other local political subdivision thereof issued or promulgated by any Governmental Entity.

“Liability” or “liability” means any direct or indirect liability, debt, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation, duty or responsibility, whether accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Lien” means any lien, security interest, pledge, mortgage, deed of trust, conditional sales and title retention agreement (including any lease in the nature thereof), charge, hypothecation, encumbrance or similar restriction.

“Loss” means any loss, damage, cost, expense, Liability or Tax, whether or not arising out of third-party claims or other Proceedings (including reasonable attorneys’ fees and amounts paid in investigation, defense, assertion or settlement of the foregoing or the enforcement of rights hereunder), but in any event excluding exemplary or punitive damages unless such exemplary or punitive damages are actually paid to a third party.

“Marketing Period” means a period of at least 20 consecutive Business Days after the date of this Agreement beginning on the first date on which (a) Buyer receives the Required Information and (b) throughout and at the end of which the Required Information is Compliant; provided that such period shall not include (i) November 11, 2019, (ii) any date from and including November 26, 2019 through and including December 2, 2019, (iii) any date from and including December 21, 2019 through and including January 5, 2020, (iv) January 20, 2020 or (v) February 17, 2020.

“Material Adverse Effect” means any one or more events, circumstances, states of facts, changes or developments that, individually or in the aggregate, has, or would reasonably be expected to have, a material and adverse effect, change or development (a) upon the business, operations, assets, Liabilities, condition (financial or otherwise), results of operations or cash flows of the Acquired Companies or (b) adversely affecting the ability of the Company or the Effective Time Holders to perform any of their obligations under this Agreement or to consummate any of the Contemplated Transactions, in each case other than, with respect to clause (a), to the extent resulting from (i) any change in general economic conditions in, or change that affects, the industries or markets in which the Acquired Companies operate, (ii) any change in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack, or change in national or international economic conditions or credit or financial market conditions, (iii) any natural or man-made disasters or acts of god, (iv) the announcement, pendency or completion of the Contemplated Transactions, or (v) changes in any Law (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), except, in the case of the changes described in clauses (i), (ii), (iii) and (v), to the extent such changes have a disproportionate impact on an Acquired Company compared to others in the industries or markets in which the Acquired Companies operate.

“Open Source Software” means Software that is licensed pursuant to: (a) any license that is a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (b) any license to software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation, (c) any Reciprocal License, in each case whether or not source code is available or included in such license, or (d) any other license commonly referred to as an open source, free software, copyleft or community source code license.

“Opengear Australia” means the Company’s Subsidiary, Opengear Pty Ltd ACN 119 837 580, a company incorporated in Queensland, Australia.

“Order” means any judgment, decision, decree, order, settlement, injunction, writ, stipulation, determination, charge, ruling or award of any Governmental Entity.

“Ordinary Course of Business” means the ordinary course of business, consistent with past practice, including with regard to nature, frequency and magnitude.

“Paying Agent” means Acquiom Financial LLC, in its capacity as payments administrator, or such other Person selected by Buyer to administer the payments required by this Agreement.

“Payout Spreadsheet” means a spreadsheet in the form attached hereto as Exhibit B, setting forth the Company’s good faith calculations (based on the Company’s calculation of the Initial Merger Consideration and the terms of this Agreement, the Company Charter and other organizational documents of the Company) of: (a) the Initial Merger Consideration, (b) the Per-Share Merger Consideration (calculated as of the Closing Date), (c) the number and class of shares of Company Stock held by each Effective Time Holder as of the Effective Time, (d) the number of Cash-Out Options held by each Effective Time Holder as of the Effective Time and the exercise prices thereof, (e) the portion of the Merger Consideration to which each Effective Time

Holder is entitled with respect to Company Stock, (f) the portion of the Option Consideration to which each Effective Time Holder is entitled, (g) each Effective Time Holder’s Pro Rata Share, and (h) each Effective Time Holder’s address and wiring instructions.  Exhibit B sets forth illustrative calculations of the foregoing as of the date of this Agreement.

“Per-Share Merger Consideration” means an amount of cash equal to (a) the sum of (i) the Aggregate Closing Payment plus (ii) the Additional Merger Consideration plus (iii) the amount of any Earn-Out, plus (iv) any Excess Amount, minus (v) any Shortfall Amount, plus (vi) the aggregate exercise price of the Cash-Out Options; divided by (b) the total Common Stock Equivalent Shares, as set forth on the Payout Spreadsheet.

“Permitted Liens” means (a) Liens for Taxes not delinquent and as to which adequate reserves have been established on the Acquired Companies’ financial statements in accordance with GAAP, (b) with respect to Leased Real Property, statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the Ordinary Course of Business for amounts which are not due and payable and which would not, individually or in the aggregate, have a material adverse effect on the Acquired Companies’ business as currently conducted thereon, (c) with respect to Leased Real Property, Liens arising from zoning ordinances, building codes and other land use Laws regulating the use or occupancy of any real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such Leased Real Property or the operation of Acquired Companies’ business thereon, (d) with respect to Leased Real Property, easements, covenants, conditions, restrictions and other similar matters affecting title to any real property which are not violated by the current use or occupancy of such real property or the operation of the Acquired Companies’ business thereon, and (e) restrictions on transfer imposed by applicable securities Laws.

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity (whether federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof).

“Personal Information” means (a) any information with respect to which there is a reasonable basis to believe that the information can be used to identify an individual, including demographic information; (b) social security numbers; or (c) any information that is regulated or protected by one or more Information Privacy and Security Laws.

“provided to Buyer” means, with respect to any document, that such document has been posted to the datasite maintained by the Company in a manner accessible to Buyer and its advisors as of two Business Days prior to the date hereof.

“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Pre-Closing Taxes” means any Taxes imposed on the Acquired Companies with respect to any Pre-Closing Tax Period.

“Pro Rata Share” means, with respect to each Effective Time Holder, the percentage set forth on the Payout Spreadsheet opposite such Effective Time Holder’s name under the column “Pro Rata Share,” which shall be equal to (a) the number of Common Stock Equivalent Shares held by such Effective Time Holder at the Effective Time divided by (b) all of the Common Stock Equivalent Shares.  For the avoidance of doubt, the aggregate Pro Rata Shares of the Effective Time Holders shall at all times equal 100%.

“Proceeding” means any complaint, demand, action, claim, counterclaim, suit, charge, mediation, inquiry, arbitration, audit, hearing, noticed investigation, litigation or other noticed proceeding (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before any Governmental Entity.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (a) the disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form); (b) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) at no charge; (c) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such other Software; (d) a requirement that such other Software be redistributable by other licensees; or (e) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the indoor or outdoor environment.

“Series A Preferred Stock” means the Series A preferred stock, no par value, of the Company.

“Series B Preferred Stock” means the Series B preferred stock, no par value, of the Company.

“Software” means computer programs and other software, including any and all software implementations or algorithms, assemblers, applets, compilers, firmware, interfaces, applications, utilities, development tools, diagnostics, data, databases and embedded systems, whether in source code, intermediate/byte code, executable code, interpreted code or object code form, and any documentation relating to the foregoing.

“Straddle Period” means any taxable period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company, association or other business entity, either (i) a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (ii) such Person is a general partner, managing member or managing director of such partnership, limited liability company, association or other entity.

“Superannuation Arrangement” means, in relation to Opengear Australia, any fund, plan scheme, agreement or arrangement under which superannuation benefits, retirement benefits, life assurance benefits, death or disability benefits, pensions, annuities or other forms of superannuation allowances, gratuities or benefits are or may be provided to or in respect of any present or former employees of Opengear Australia or their respective dependents.

“Target Working Capital” means $9,095,000.

“Tax” or “Taxes” means (a) any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, environmental taxes, customs, duties, franchise, escheat, abandoned or unclaimed property, employees’ income withholding, workers compensation, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, goods and services, estimated, alternative or add on minimum or other tax, fee, assessment or charge of any kind whatsoever however denominated including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing, (b) any liability for the payment of any amounts of the type described in clause (a) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto) including pursuant to Section 1.1502-6 of the Treasury Regulations or analogous or similar state, local or foreign regulations, and (c) any liability for the payment of any amounts of the type described in clause (a) as a result of any express or implied obligation to pay, indemnify or otherwise assume or succeed to the liability of any other person, or as a transferee or successor, by contract, or otherwise.

“Tax Return” means any Tax return, declaration, report, estimate, claim for refund, or information return or statement, including any related or supporting information with respect to the foregoing, filed or required to be filed by any Acquired Company in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Transaction Documents” means this Agreement, the Escrow Agreement, Joinder Agreements, Letters of Transmittal, the Optionholder Acknowledgments and all of the other agreements, documents, instruments and certificates contemplated by this Agreement or to be executed in connection with the consummation of the Contemplated Transactions.

“Transaction Expenses” means all fees, costs and expenses (including fees, costs and expenses of advisors, legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees and expenses) incurred by or on behalf of any Acquired Company (or for which any Acquired Company is otherwise liable) in connection with or related to the sales process, the negotiation of this Agreement and the other agreements contemplated hereby, the performance of each such Party’s obligations hereunder and thereunder and the consummation of the Contemplated Transactions, in each case whenever due and payable but only to the extent not fully paid prior to the Closing Date, including (a) all amounts payable to any employee, officer or director (or other service provider) as a result of or in connection with the consummation of the Contemplated Transactions, regardless of whether paid at or after Closing, including transaction bonuses, change-of-control bonuses, severance costs or similar payments (other than amounts payable with respect to arrangements entered into with or at the direction of Buyer or its Affiliates), (b) all costs associated with obtaining the Consents required pursuant to this Agreement, (c) all regulatory fees and expenses, (d) premiums and related costs in connection with procuring the D&O Tail Policy, (e) 50% of the filing fee and any other required fees under the HSR Act paid or payable pursuant to Section 5.4, (f) all Transfer Taxes, (g) 50% of the fees and expenses of the Escrow Agent, and (h) the fees and expenses of the Paying Agent.  For the avoidance of doubt, all fees, costs and expenses incurred by Buyer or Merger Sub in connection with or related to the sales process, the negotiation of this Agreement and the other agreements contemplated hereby, and the performance of Buyer’s obligations hereunder and thereunder and the consummation of the Contemplated Transactions (including obtaining any Financing) shall not be considered “Transaction Expenses.”

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“URBCA” means the Utah Revised Business Corporation Act.

“Working Capital” means (a) all current assets (excluding Cash, any related-party assets and all Income Tax assets) of the Acquired Companies in aggregate, minus (b) all current liabilities (excluding all Income Tax Liabilities, Liabilities to related parties, Company Taxes Payable, and Indebtedness) of the Acquired Companies in aggregate, in each case as of 12:01 a.m. Central Time on the Closing Date and as determined in accordance with GAAP and the Accounting Principles.  A sample calculation of Working Capital is attached as Exhibit C. For the avoidance of doubt, all amounts (assets and liabilities) related to the Transaction Expenses are excluded from the definition of Working Capital.

Section 10.2                                               Terms Defined Elsewhere.  Each of the following terms has the meaning ascribed to such term in the Article or Section set forth opposite such term:

Term	Article/Section
280G Approval	Section 5.10
2019 Earn-Out	Section 1.17(b)(i)
2019 Earn-Out Period	Section 1.17(b)(i)
2019 Revenue Threshold	Section 1.17(b)(i)
2020 Earn-Out	Section 1.17(b)(ii)
2020 Earn-Out Period	Section 1.17(b)(ii)
2020 Revenue Threshold	Section 1.17(b)(ii)
Accounting Principles	Section 1.7(a)(i)
Acquisition Proposal	Section 5.3
Agreement	Preamble
Alternative Financing	Section 5.9(c)
Applicable Limitation Date	Section 7.1
Articles of Merger	Section 1.3

Term	Article/Section
Audited Financial Statements	Section 3.4(a)
Buyer	Preamble
Cancelled Shares	Section 1.9(a)(i)
Cap	Section 7.2(c)
Cash-Out Option	Section 1.10(a)
Closing	Section 1.14
Closing Date	Section 1.14
Closing Item	Section 1.8(a)
Closing Statement	Section 1.8(a)
Commercially Reasonable Terms	Section 5.9(c)
Commitment Documents	Section 4.5(a)
Commitment Letter	Section 4.5(a)
Company	Preamble
Company Stock Certificate	Section 1.11
Company IP Rights	Section 3.12(a)
Contemplated Transactions	Recitals
D&O Indemnitee	Section 5.8
D&O Tail Policy	Section 5.8
Debt Documents	Section 5.9(a)
Debt Fee Letter	Section 4.5(a)
Deductible	Section 7.2(c)
Disagreement Letter	Section 1.17(d)
Dispute Firm	Section 1.8(b)
Dispute Notice	Section 1.8(b)
Dissenting Shares	Section 1.13
Earn-Out	Section 1.17(a)
Earn-Out Statement	Section 1.17(c)
Effective Time	Section 1.3
Employee Benefit Plans	Section 3.16(a)
Employment Arrangements	Recitals
Escrow Accounts	Section 1.6
Escrow Agreement	Section 2.1(e)
Estimated Cash	Section 1.7(a)(i)
Estimated Indebtedness	Section 1.7(a)(i)
Estimated Post-Close Tax Value	Section 1.7(a)(i)
Estimated Statement	Section 1.7(a)
Estimated Taxes Payable	Section 1.7(a)(i)
Estimated Transaction Expenses	Section 1.7(a)(i)
Estimated Working Capital	Section 1.7(a)(i)
Excess Amount	Section 1.8(e)
Final Cash	Section 1.8(a)
Final Indebtedness	Section 1.8(a)
Final Company Taxes Payable	Section 1.8(a)
Final Transaction Expenses	Section 1.8(a)
Final Working Capital	Section 1.8(a)
Financial Statements	Section 3.4(b)

Term	Article/Section
Financing	Section 4.5(a)
Financing Purposes	Section 4.5(c)
Firm	Section 9.17
Foreign Benefit Plan	Section 3.16(a)
Healthcare Reform Laws	Section 3.16(k)
HSR Approval	Section 2.1(d)
Indemnitee	Section 7.4
Indemnitor	Section 7.4
Interim Financial Statements	Section 3.4(b)
IT Assets	Section 3.12(f)
Joinder Agreement	Recitals
Latest Balance Sheet	Section 3.4(b)
Lease	Section 3.8(a)
Leased Real Property	Section 3.8(a)
Material Contract	Section 3.11(a)
Material Permits	Section 3.18
Merger	Recitals
Merger Consideration	Section 1.5
Merger Sub	Preamble
Option Consideration	Section 1.10(c)
Optionholder Acknowledgement	Section 1.10(a)
Outside Date	Section 8.1(e)
Parties	Preamble
Party	Preamble
Pre-Closing Straddle Taxes	Section 6.1(b)
Registered Company IP Rights	Section 3.12(c)
Representative	Preamble
Representative Losses	Section 9.1(b)
Representative Reserve	Section 9.1(c)
Required Information	Section 5.9(e)(vii)
Resolution Period	Section 1.8(b)
Restrictive Covenant Agreements	Recitals
Rights Agreements	Section 3.3(b)
Schedules	Section 9.15
Shareholder Written Consent	Section 3.1(c)
Shortfall Amount	Section 1.8(e)
Significant Customer	Section 3.21
Significant Vendor	Section 3.21
Surviving Corporation	Section 1.1
Tax Proceeding	Section 6.1(f)
Transfer Taxes	Section 9.3
Waived 280G Benefits	Section 5.10

*     *     *     *     *

Each of the undersigned has caused this Agreement and Plan of Merger to be duly executed as of the date first above written.

BUYER:

DIGI INTERNATIONAL INC.

By:	/s/ Ronald Konezny
Name:	Ronald Konezny
Title:	CEO

MERGER SUB:

NAMATH MERGER SUB, INC.

By:	/s/ Dave Sampsell
Name:	Dave Sampsell
Title:	Corp. Sec.

Signature Page to Agreement and Plan of Merger

THE COMPANY

OPENGEAR, INC.

By:	/s/ Gary Marks
Name:	Gary Marks
Title:	CEO

REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

Signature Page to Agreement and Plan of Merger